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As filed with the Securities and Exchange Commission on August 20, 2003.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NITROMED, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	22-3159793 (I.R.S. Employer Identification Number)
12 Oak Park Drive Bedford, Massachusetts 01730 (781) 685-9700 (Address Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Michael D. Loberg
Chief Executive Officer
NitroMed, Inc.
12 Oak Park Drive
Bedford, Massachusetts 01730
(781) 685-9700
(Name, Address Including Zip Code and Telephone
Number, Including Area Code, of Agent for Service)

Copies to:
Steven D. Singer, Esq. Cynthia T. Mazareas, Esq. Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 (617) 526-6000	Geoffrey B. Davis, Esq. Ropes & Gray LLP One International Place Boston, Massachusetts 02110 (617) 951-7000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date hereof.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    / /

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    / /

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    / /

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    / /

        If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box.    / /

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee (2)

Common Stock, $0.01 par value per share	$100,000,000	$8,090

(1)
Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)
Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated August 20, 2003

NitroMed, Inc.

                 Shares

Common Stock

This is the initial public offering of NitroMed, Inc. We are offering                     shares of our common stock. We anticipate that the initial public offering price will be between $           and $           per share. We have applied to list our common stock on the NASDAQ National Market under the symbol "NTMD."

Investing in our common stock involves risks. See "Risk Factors" beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to NitroMed
Per Share	$	$	$
Total	$	$	$

We have granted the underwriters the right to purchase up to                     additional shares of common stock to cover over-allotments.

Joint Bookrunning Managers

Deutsche Bank Securities	JPMorgan

Pacific Growth Equities, LLC

The date of this prospectus is                           , 2003.

PROSPECTUS SUMMARY

       This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before buying shares of our common stock. You should read the entire prospectus carefully before making an investment in our common stock.

Our Business

       NitroMed is an emerging pharmaceutical company that discovers, develops and seeks to commercialize proprietary pharmaceuticals based on the therapeutic benefits of the naturally-occurring molecule nitric oxide. We utilize our nitric oxide expertise and technology in an effort both to develop novel pharmaceuticals and to improve the safety and efficacy of widely-prescribed drugs. Our research and development efforts focus on major diseases that are characterized by a deficiency in nitric oxide, such as cardiovascular and inflammatory diseases, and which present large market opportunities.

       We are conducting a late-stage confirmatory trial of our lead nitric oxide-enhancing drug, BiDil, for the treatment of heart failure in African Americans. BiDil is the subject of a new drug application filed with the U.S. Food and Drug Administration, or FDA. We have received a letter from the FDA stating that, in addition to the data already submitted to the agency, a clearly positive clinical trial in African Americans with heart failure would, together with the satisfaction of other conditions, provide a basis for approval of BiDil. We are conducting our African American Heart Failure Trial, or A-HeFT, at approximately 160 sites in the U.S., with a goal of enrolling 1,100 patients. A-HeFT, which is jointly sponsored by the Association of Black Cardiologists, is over 60% enrolled. A-HeFT is designed to demonstrate that BiDil, when administered together with standard heart failure therapies, can provide a combination of reduced mortality and hospitalization and improved quality of life for African Americans with heart failure.

       We are also collaborating with Merck, one of the world's leading pharmaceutical companies, to develop nitric oxide-enhancing COX-2 inhibitors. COX-2 inhibitors, a class of medicines that are effective in treating inflammation, generated approximately $6.0 billion in worldwide sales in 2002. Merck currently markets a leading COX-2 inhibitor, Vioxx. Under our agreement, we have exclusively licensed Merck worldwide rights under our technology to develop nitric oxide-enhancing COX-2 inhibitors and are currently working with Merck to select proprietary drug candidates for clinical testing. Merck provided us with a $10.0 million upfront license payment and has agreed to provide us with research funding for a three-year period. We are entitled to milestone payments upon our successful achievement of specified research and development objectives and royalties on any product sales. In mid-2003, we received $5.0 million from Merck upon achievement of the initial milestone.

       We also have entered into an agreement with Boston Scientific, a leading cardiovascular medical device company, for the research, development and commercialization of cardiovascular stents coated with nitric oxide-enhancing medicines. Stents, or wire mesh devices, are typically inserted into narrowed coronary arteries to maintain blood flow.

       We are also conducting preclinical research and development on other nitric oxide-enhancing drug candidates that would address large pharmaceutical markets, including pain, asthma and allergy, sexual dysfunction, dermatology and central nervous system disorders.

The BiDil Market Opportunity

       African Americans as a group are at greater risk for, and are more likely to die from, heart disease when compared to non-African Americans. The Centers for Disease Control estimate that there are currently 750,000 African Americans who have been diagnosed with heart failure. This patient population accounted for a disproportionately high percentage, 15.3%, of all heart failure patients in the U.S. in 2002. Additionally, recent analyses of heart failure clinical trials show that the mortality rate for African Americans is higher than for non-African Americans even after adjustment for social and economic factors.

       African Americans may also be more vulnerable to heart failure because some approved heart failure medicines appear to be less effective in these patients. The FDA has recognized this and appropriate disclosure has been included in package inserts for these drugs.

       Based on recent clinical data, we believe that African Americans as a group may produce less nitric oxide in their arteries or destroy the nitric oxide that is produced too quickly, leaving them more vulnerable to heart failure. As BiDil is intended to treat these specific characteristics, we believe that BiDil, if approved, will be broadly prescribed for African-American heart failure patients.

Our Strategy

       Our goal is to become a leading pharmaceutical company focused on the discovery, development and commercialization of nitric oxide-enhancing medicines. Key elements of our strategy include:

  •
  Successfully obtain FDA approval of and commercialize BiDil.

  •
  Collaborate with leading pharmaceutical companies to develop and commercialize selected nitric oxide-enhancing versions of existing medicines and to benefit from their clinical expertise, marketing reach and proprietary technology.

  •
  Focus our internal development efforts on nitric oxide-enhancing product candidates in drug and therapeutic classes where we have intellectual property and believe we can offer a clinical benefit compared to existing medicines.

  •
  Expand our pipeline of nitric oxide-enhancing drug candidates through appropriate in-licensing or other arrangements.

  •
  Continue to protect and enhance our nitric oxide expertise and related intellectual property.

       We were incorporated in Delaware in 1992. Our principal executive office is located at 12 Oak Park Drive, Bedford, Massachusetts 01730, and our telephone number is (781) 685-9700. Our internet address is www.nitromed.com. The information on our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus. Our website address is included in this prospectus as an inactive technical reference only.

       Unless otherwise stated, all references to "us," "our," "NitroMed," "we," "the company" and similar designations refer to NitroMed, Inc. NitroMed®, NitRx®, BiDil® and NitroMed's logo "N" are trademarks of NitroMed. Other trademarks or service marks appearing in this prospectus are the property of their respective holders.

The Offering

Common stock offered by NitroMed	shares
Common stock to be outstanding after this offering	shares
Over-allotment option	shares
Use of proceeds
We intend to use the net proceeds of this offering for BiDil commercialization activities, including establishment of sales and marketing capabilities, research and development, working capital and general corporate purposes. For more detailed information, see "Use of Proceeds" on page 20.
Proposed NASDAQ National Market symbol	NTMD

       The common stock outstanding after the offering is based on the number of shares outstanding as of August 1, 2003, and excludes:

  •
  2,567,201 shares of common stock issuable upon the exercise of outstanding stock options as of August 1, 2003 with a weighted-average exercise price of $1.32 per share;

  •
  275,096 shares of common stock issuable upon the exercise of outstanding warrants as of August 1, 2003 with a weighted-average exercise price of $1.84 per share; and

  •
  an aggregate of 2,163,000 shares available, or to be available after the completion of the offering, for future issuance under our 2003 stock incentive plan and 2003 employee stock purchase plan.

       Except as otherwise noted, we have presented the information in this prospectus based on the following assumptions:

  •
  the conversion of all outstanding shares of redeemable convertible preferred stock into 16,806,064 shares of common stock upon the closing of the offering, but excluding up to a maximum of                    shares of common stock issuable to holders of our series E redeemable convertible preferred stock at the closing of the offering in payment of accrued dividends on such stock, calculated based upon a per share common stock price of $         , which is the low end of the range of initial public offering prices set forth on the cover page of this prospectus;

  •
  no exercise by the underwriters of their option to purchase additional shares of common stock in the offering; and

  •
  the filing of our restated certificate of incorporation and the adoption of our amended and restated by-laws immediately prior to the closing of the offering.

Summary Financial Data
(in thousands, except per share data)

       The following summary financial data should be read in conjunction with "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes, all included elsewhere in this prospectus.

	Year Ended December 31,					Six Months Ended June 30,
	1998	1999	2000	2001	2002	2002	2003
Statement of Operations Data:
Revenue	$4,000	$2,658	$2,125	$250	$750	$375	$3,388
Operating expenses:
Research and development	6,690	8,748	8,043	10,214	15,907	6,488	8,261
General and administrative	2,155	2,461	2,048	2,362	2,133	939	1,227

Loss from operations	(4,845)	(8,551)	(7,966)	(12,326)	(17,290)	(7,052)	(6,100)
Net loss	(4,355)	(7,957)	(7,431)	(11,629)	(16,718)	(6,725)	(5,896)
Accretion of dividends and redemption value	(22)	(101)	(157)	(1,662)	(2,698)	(1,349)	(1,349)

Net loss attributable to common stockholders	$(4,377)	$(8,058)	$(7,588)	$(13,291)	$(19,416)	$(8,074)	$(7,245)

Net loss per common share:
Basic and diluted	$(8.97)	$(15.86)	$(14.05)	$(17.91)	$(20.02)	$(8.38)	$(7.36)
Weighted average basic and diluted common shares outstanding	488	508	540	742	970	963	985
Pro forma basic and diluted net loss per common share					$(1.11)		$(0.39)
Shares used in computing pro forma basic and diluted net loss per common share					15,000		15,015
	As of June 30, 2003
	Actual	Pro Forma	Pro Forma As Adjusted
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$18,790	$38,690	$
Working capital	11,112	25,832
Total assets	20,022	39,922
Redeemable convertible preferred stock	84,233	—
Total stockholders' equity (deficit)	(80,581)	18,372

       Pro forma basic and diluted net loss per common share have been calculated assuming the conversion of all outstanding shares of redeemable convertible preferred stock into shares of common stock, excluding outstanding shares of our series E redeemable convertible preferred stock issued on August 1, 2003.

       The pro forma and pro forma as adjusted balance sheet data as of June 30, 2003 give effect to the conversion of all outstanding shares of redeemable convertible preferred stock into shares of common stock as of June 30, 2003, including outstanding shares of our series E redeemable convertible preferred stock issued on August 1, 2003. The pro forma as adjusted balance sheet data as of June 30, 2003 have also been adjusted to give effect to the sale of the shares of common stock offered by this prospectus at the assumed initial public offering price of $             per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

RISK FACTORS

       If you purchase shares of our common stock, you will assume a high degree of risk. In deciding whether to invest, you should carefully consider the following risk factors, as well as the other information contained in this prospectus. Any of the following risks as well as other risks and uncertainties discussed in this prospectus could have a material adverse effect on our business, financial condition, results of operations or prospects and cause the value of our stock to decline, which could cause you to lose all or part of your investment. The risks and uncertainties described below are also not the only ones facing us. Additional risks and uncertainties that we are unaware of, or that are currently deemed immaterial, also may become important factors that affect us.

Risks Relating to Our Business

Because we have a history of losses and our future profitability is uncertain, our common stock is a highly speculative investment.

       We have experienced significant operating losses since our inception in 1992. For the year ended December 31, 2002 and the six months ended June 30, 2003, we had net losses of $16.7 million and $5.9 million, respectively. As of June 30, 2003, we had an accumulated deficit of approximately $82.5 million. We expect that we will continue to incur substantial losses and that our cumulative losses will increase as our research, development and commercialization efforts expand. We expect that the losses that we incur will fluctuate from quarter to quarter and that these fluctuations may be substantial. To date, we have not recorded any revenue from the sale of products and we will not be able to do so unless and until one of our products completes clinical trials and receives regulatory approval. BiDil is our only product candidate that has advanced into clinical trials and we do not anticipate receiving revenues from BiDil until at least 2006, if ever.

       A large portion of our expenses is fixed, including expenses related to facilities, equipment and personnel. In addition, we expect to spend significant amounts to fund research, development and commercialization of our product candidates and to enhance our core technologies. As a result, we expect that our operating expenses will continue to increase significantly in the near term and, consequently, we will need to generate significant revenue to achieve profitability. We do not expect to achieve profitability until at least 2008 and may not achieve profitability until after that date, if at all. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would depress the market price of our common stock and could impair our ability to raise capital, expand our business, diversify our product offerings or continue our operations.

We are heavily dependent on obtaining regulatory approval for and successfully commercializing BiDil, our most advanced drug candidate.

       Our research, development and management resources are primarily dedicated to our most advanced drug candidate, BiDil, which is not expected to be commercially available until at least 2006, if at all. If we experience significant delays in completing A-HeFT, obtain unfavorable or only marginally favorable results from A-HeFT, or fail to achieve regulatory approval or market acceptance of BiDil, our near term ability to generate product revenue, our reputation and our ability to raise additional capital will be impaired and the value of your investment will decline.

       The successful completion of A-HeFT will depend on, among other things, the rate of patient enrollment. Patient enrollment is a function of many factors, including the size of the patient population, the nature of the clinical protocol, the availability of alternative treatments, the proximity of patients to clinical sites and the eligibility criteria for the study. We have experienced decreasing patient enrollment in A-HeFT over time and, as a result, we have revised the patient eligibility criteria and increased the number of clinical sites in an attempt to maintain enrollment levels. Despite these changes, we may be unable to enroll the number of patients we need to complete A-HeFT on a timely basis. Delays in planned patient enrollment for A-HeFT may cause us to incur increased costs and delay commercialization.

       A-HeFT is the first clinical trial of BiDil in the specific drug combination and formulation that we intend to commercialize. We did not conduct the prior clinical trials involving the two generic drugs that comprise the BiDil composition, which were conducted in the 1980s and were not specifically designed to study the safety or efficacy of the therapeutic for African Americans. These prior trials, V-HeFT I and V-HeFT II, generated the data that served as the basis for the original new drug application for BiDil filed by Medco Research, our amendment to that new drug application and the FDA's resulting request for a confirmatory trial. In the A-HeFT trial, we are studying the use of BiDil as a supplement to current standard-of-care medicines, whereas in prior clinical trials the combination of drugs contained in BiDil was studied as a substitute for an approved therapeutic. As a result, we have limited clinical experience with BiDil in the drug combination and for the specific indication for which we intend to seek marketing approval.

       The FDA deemed the original new drug application seeking approval for use of BiDil in the general heart failure population non-approvable because the data did not show a statistically significant benefit in that population. In 2001, the FDA issued us a letter stating that, in addition to the data in African-American heart failure patients already submitted to the agency, a clearly positive trial in African Americans with heart failure would, together with the satisfaction of other conditions, provide a basis for approval of BiDil. This letter from the FDA was not an "approvable" letter, which means that the FDA retains broad discretion in determining whether to ultimately approve BiDil. The FDA's reference to our need to show "clearly positive" results means that BiDil could be held to a higher standard than other late-stage drug candidates and could give the FDA additional discretion to deny approval.

Our ability to obtain FDA approval and to successfully market BiDil depends, in part, on the FDA and the U.S. pharmaceutical marketplace accepting ethnicity as a basis for therapeutic decisions, which is a novel issue that may attract controversy.

       We are seeking regulatory approval of our lead drug candidate, BiDil, for the treatment of heart failure in African Americans, based upon a confirmatory clinical trial performed exclusively on subjects who are self-identified as African American. To our knowledge, the FDA has never approved a drug product for use particularly in an ethnic population. The FDA's receptiveness to drugs that are approved and marketed on the basis of different ethnicity-based therapeutic outcomes is untested and may be adversely affected by contrary scientific or public health evidence or political or legal factors. These factors may impede or prevent us from obtaining FDA approval of BiDil even if the data from A-HeFT is positive. In addition, we plan to market BiDil only in the U.S. Key participants in the U.S. pharmaceuticals marketplace, such as physicians, payors and consumers, may not accept a product intended to improve therapeutic results based on ethnicity.

Our patent protection for BiDil, which is a combination of two generic drugs, is limited and we may be subject to generic substitution or competition and resulting pricing pressure.

       We have no composition of matter patent covering our lead product candidate, BiDil, which we intend to market for the treatment of heart failure in African Americans. BiDil is a combination of two generic drugs, isosorbide dinitrate and hydralazine, which are approved and separately marketed, in dosages similar to those we include in BiDil, for indications other than heart failure, at prices below the prices we expect to charge for BiDil. We have two issued method-of-use patents covering, respectively, the use of the combination of isosorbide dinitrate and hydralazine to reduce the incidence of mortality associated with chronic congestive heart failure, expiring in 2007, and to treat heart failure in African Americans, expiring in 2020. As a practical matter, we may not be able to enforce these method-of-use patents to prevent physicians from prescribing isosorbide dinitrate and hydralazine for the treatment of heart failure in African Americans, even though neither drug is approved for such use.

       Other factors may also adversely affect our patent protection for BiDil. The combination therapy of isosorbide dinitrate and hydralazine for use in heart failure was developed through lengthy, publicly-sponsored clinical trials conducted during the 1980s, prior to the filing of the patent application that resulted in the 2007 patent. The U.S. patent office considered published reports on these clinical trials and concluded that they did not constitute prior art that would prevent the issuance of the 2007 patent. The U.S. patent office also considered the question of whether the 2007 patent constituted prior art with respect to the 2020 patent, but determined that the claims of the 2020 patent were non-obvious and patentable. A court considering the validity of the 2007 or 2020 patents with respect to questions of prior art might be presented with other alleged prior art or might reach conclusions different from those reached by the patent office. If the 2007 or 2020 patents were to be invalidated or if physicians were to prescribe isosorbide dinitrate and hydralazine rather than BiDil for heart failure in African Americans, our BiDil revenue could be significantly reduced, we could fail to recover the cost of developing BiDil and BiDil might not be a viable product.

If our clinical trials are not successful, we may not be able to successfully develop and commercialize our products.

       In order to obtain regulatory approvals for the commercial sale of our product candidates, we and our collaborators will be required to complete extensive clinical trials in humans to demonstrate the safety and efficacy of our product candidates. We may not be able to obtain authority from the FDA or other regulatory agencies to commence or complete these clinical trials. If permitted, such clinical testing may not prove that our drug candidates are safe and effective to the extent necessary to permit us to obtain marketing approvals from regulatory authorities. Moreover, positive results demonstrated in preclinical studies and clinical trials that we complete may not be indicative of results obtained in future clinical trials. Furthermore, we, one of our collaborators, institutional review boards, or regulatory agencies may suspend clinical trials at any time if it is believed that the subjects or patients participating in such trials are being exposed to unacceptable health risks. Adverse or inconclusive clinical trial results concerning any of our drug candidates could require us to conduct additional clinical trials, result in increased costs and significantly delay the filing for marketing approval for such drug candidates with the FDA or result in a filing for a narrower indication.

       We rely on academic institutions or clinical research organizations to supervise or monitor some or all aspects of A-HeFT and we expect to rely on academic institutions and clinical research organizations for other product candidates we advance into clinical testing. Accordingly, we have less control over the timing and other aspects of these clinical trials than if we conducted them entirely on our own.

       As a result of these factors, we or third parties on whom we rely may not successfully begin or complete our clinical trials in the time periods we have forecasted, if at all. Moreover, if we incur costs and delays in our programs or if we do not successfully develop and commercialize our products, our stock price could decline.

If we and our partners do not obtain the regulatory approvals required to market and sell our products under development, then our business will be unsuccessful and the market price of our stock will substantially decline.

       We and our partners will not be able to market any of our products in the United States, Europe or in any other country without marketing approval from the FDA or equivalent foreign regulatory agency. The regulatory process to obtain market approval for a new drug or medical device takes many years and requires expenditures of substantial resources. We have had only limited experience in preparing applications and obtaining regulatory approvals.

       If we do not receive required regulatory approval or clearance to market BiDil or any of our other products under development, we will not be able to develop and commercialize these products, which will affect our ability to achieve profitability, and will cause the value of our common stock to substantially decline.

Even if we receive regulatory approval to market our product candidates, the market may not be receptive to BiDil or our other product candidates upon their commercial introduction, which will prevent us from being profitable.

       BiDil and the other product candidates that we are developing are based upon new technologies or therapeutic approaches. As a result, it may be more difficult for us to convince the medical community and third-party payors to accept and use our products.

       Other factors that we believe will materially affect market acceptance of BiDil and our other product candidates under development include:

  •
  the timing of our receipt of any marketing approvals, the terms of any approval, and the countries in which approvals are obtained;

  •
  the safety, efficacy and ease of administration;

  •
  the success of our physician education programs; and

  •
  the availability of government and third-party payor reimbursement.

Most of our product candidates are in early stages of development.

       We have not completed the development of any products. Only BiDil is currently undergoing clinical trials while our other product candidates are in research or preclinical development. All of our product candidates other than BiDil will require significant additional research and development and laboratory testing prior to submission of any regulatory application and will require significant clinical testing and regulatory approval prior to commercialization. Accordingly, these product candidates are not expected to be commercially available for many years, if at all.

       Our product candidates, including BiDil, and future product development efforts are subject to the risks of failure inherent in the development of pharmaceutical products and medical devices. These risks include the possibilities that any or all of our product candidates will be found to be ineffective, unsafe, or toxic, or otherwise fail to either meet applicable regulatory standards or receive necessary regulatory approvals or clearances. Unacceptable toxicities or side effects could occur at any dose level at any time in the course of toxicological studies or human clinical trials of our product candidates. The appearance of any such unacceptable toxicities or side effects in toxicology studies or human clinical trials could cause us or regulatory authorities to interrupt, limit, delay or abort the development of any of our product candidates and could ultimately prevent their approval for any of the targeted indications. Even after receiving approval, products may later exhibit adverse effects that prevent their widespread use and necessitate their withdrawal from the market. Products under development by us may not be safe when administered to patients. Furthermore, there is a risk that our product candidates, even if safe and effective, will be difficult to develop into commercially-viable products. We may also experience difficulties in manufacturing on a large scale or may find it uneconomical to market and sell our product candidates. Moreover, the proprietary rights of third parties may preclude us from marketing our product candidates. If we are unable to successfully develop and commercialize any of our product candidates, we may not achieve profitability.

The application of our nitric oxide technology is unproven in humans and, as a result, we may not be able to successfully develop and commercialize any products.

       A key component of our strategy is to seek to improve existing medicines with our proprietary nitric oxide technology. Our product candidates include nitric oxide enhancements of existing drugs. Thus, we are modifying compounds whose chemical and pharmacological profiles are well-documented and understood. However, each of our product candidates is a new molecule with a chemical and pharmacological profile that differs from that of the existing drug. None of our product candidates has been sufficiently studied or tested for its chemical and pharmacological properties to have been fully explored and documented. These compounds may not demonstrate in patients the chemical and pharmacological properties ascribed to them in laboratory studies, and they may interact with human biological systems in unforeseen, ineffective or harmful ways. In addition, it is possible that existing drugs or newly-discovered drugs may not benefit from the application of our nitric oxide technology. If we are not able to successfully develop and commercialize drugs based upon our technological approaches we will not become profitable and the value of your stock will decline.

We rely on Merck and Boston Scientific for a significant portion of our revenues and if either of these relationships is terminated or is otherwise unsuccessful our business and results of operations would be harmed.

       Our revenues in 2002 and the first half of 2003 were derived from licensing, research and development or other fees paid to us by Merck and Boston Scientific. For the fiscal year ended December 31, 2002, Boston Scientific accounted for all of our revenues and for the six months ended June 30, 2003, Boston Scientific and Merck accounted for all of our revenues. Our agreements with Merck and Boston Scientific, which provide to us research and development funding for certain of our lead programs, generally are terminable upon short notice by the collaborator and additional payments due to us under the collaboration agreements are generally based on the achievement of specific development and commercialization milestones that may not be met. Our collaborations also entitle us to royalty payments that are based on the sales of products developed and marketed through the collaboration. These future royalty payments may not materialize or be less than expected if the related products are not successfully developed or marketed, or if we or our collaborators are forced to license intellectual property from third parties. Accordingly, we cannot predict with certainty when, if ever, any of our collaborations will continue to generate revenues for us. The loss of either of these large collaborations would likely significantly decrease our near term revenues and future prospects. We are likely to have similar risks with regard to any future collaborations.

We depend on Merck and Boston Scientific, and expect to depend on additional collaborative partners in the future, to develop, conduct clinical trials with, obtain regulatory approvals for, and manufacture, market and sell some of our products under development, and these collaborations may not be successful.

       We are relying on Merck to fund the development of and to commercialize products based upon our nitric oxide-enhancing COX-2 inhibitor technologies, and we are relying on Boston Scientific to fund the development of and to commercialize nitric oxide-enhancing stents for restenosis using our technology. We intend to enter into collaborative agreements with other parties in the future relating to other product candidates. Our collaborators may not devote the resources necessary or may otherwise be unable to complete development and commercialization of these potential products.

       Our existing collaborations and any future collaborative arrangements that we seek to enter into with third parties may not be scientifically or commercially successful. Factors that may affect the success of our collaborations include the following:

  •
  our collaborators may be pursuing alternative technologies or developing alternative products, either on their own or in collaboration with others, that may be competitive with the product on which they are collaborating with us or which could affect our collaborative partners' commitment to the collaboration with us;

  •
  reductions in marketing or sales efforts or a discontinuation of marketing or sales of our products by our collaborators would reduce our revenues, which will be based on a percentage of net sales by the collaborator;

  •
  our collaborators may terminate their collaborations with us, which could make it difficult for us to attract new collaborators or adversely affect how we are perceived in the business and financial communities; and

  •
  our collaborators may pursue higher-priority programs or change the focus of their development programs, which could affect the collaborators' commitment to us.

If we are not able to obtain and enforce patent protection for our discoveries, our ability to develop and commercialize our product candidates will be harmed and we may not be able to operate our business profitably.

       Our success depends, in part, on our ability to protect proprietary methods and technologies that we develop under the patent and other intellectual property laws of the United States and other countries, so that we can prevent others from using our inventions and proprietary information. Because certain United States patent applications are confidential until patents issue, such as applications filed prior to November 29, 2000, or applications filed after such date which will not be filed in foreign countries, third parties may have filed patent applications for technology covered by our pending patent applications without our being aware of those applications, and our patent applications may not have priority over any patent applications of others.

       Our strategy depends on our ability to rapidly identify and seek patent protection for our discoveries. This process is expensive and time consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Despite our efforts to protect our proprietary rights, unauthorized parties may be able to obtain and use information that we regard as proprietary. The mere issuance of a patent does not guarantee that it is valid or enforceable, so even if we obtain patents, they may not be valid or enforceable against third parties.

       The issued patents and patent applications for our drug development candidates and nitric oxide technology include claims with respect to both the composition of specific drugs or compounds and specific methods of using these drugs or compounds in therapeutic areas. In some cases, like BiDil, our only patent protection is with respect to the method of using a drug or compound and we do not have patent claims covering the underlying composition of the drug or compound. Method-of-use patents may provide less protection for our product candidates because it may be more difficult to prove direct infringement against a pharmaceutical manufacturer or distributor. In addition, if any other company markets a drug that we expect to market under the protection of a method-of-use patent, physicians will be able to prescribe that drug for use in the indication for which we have obtained approval, even though the drug is not approved for such indication. As a practical matter, we may not be able to enforce our method-of-use patents against physicians prescribing drugs for such off-label use. Off-label use and any resulting off-label sales could make it more difficult to obtain the price we would otherwise wish to achieve for, or to successfully commercialize, our product. In addition, where we have only method-of-use patent coverage for a product candidate, it may be more difficult to find a pharmaceutical company partner to license or support development of our product candidate.

       Our pending patent applications may not result in issued patents. The patent position of pharmaceutical or biotechnology companies, including ours, is generally uncertain and involves complex legal and factual considerations. The standards which the U.S. Patent and Trademark Office and its foreign counterparts use to grant patents are not always applied predictably or uniformly and can change. There is also no uniform, worldwide policy regarding the subject matter and scope of claims granted or allowable in pharmaceutical or biotechnology patents. Accordingly, we do not know the degree of future protection for our proprietary rights or the breadth of claims allowed in any patents issued to us or to others.

If we become involved in patent litigation or other proceedings to enforce our patent rights, we could incur substantial costs and expenses, substantial liability for damages or be required to stop our product development and commercialization efforts.

       A third party may sue us for infringing on its patent rights. Likewise, we may need to resort to litigation to enforce a patent issued to us or to determine the scope and validity of third party proprietary rights. The cost to us of any litigation or other proceeding relating to intellectual property rights, even if resolved in our favor, could be substantial, and the litigation would divert our management's efforts. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, our strategy of providing nitric oxide-enhancing versions of existing medicines could lead to more patent litigation as the markets for these existing medicines are very large and competitive. Uncertainties resulting from the initiation and continuation of any litigation could limit our ability to continue our operations.

       For example, we have filed an opposition in the European Patent Office, or EPO, to revoke NicOx S.A.'s European Patent No. 904 110, which we refer to as EP ‘110. This patent is directed to the use of organic compounds containing a nitrate group or inorganic compounds containing a nitric oxide group to reduce the toxicity caused by certain drugs, including non-steroidal anti-inflammatory drugs, or NSAIDs. The basis for our opposition, in part, is that the claims in EP ‘110 are anticipated and therefore invalid if they are construed to cover a single compound chemically linked to a nitrate. While we believe that the claims in EP ‘110 will be invalidated, or be narrowed, we cannot predict with certainty the outcome of the opposition. If the EPO finds that there are valid claims in EP ‘110 that cover compounds chemically linked to nitrates, we may be adversely affected in our ability to market our product candidates for reducing gastrointestinal toxicity without first obtaining a license from NicOx, which may not be available on favorable terms, if at all. We do not know whether NicOx has filed claims of similar scope to the EP ‘110 patent in the U.S.

       If any parties should successfully claim that our creation or use of proprietary technologies infringes upon their intellectual property rights, we might be forced to pay damages, potentially including treble damages, if we are found to have willfully infringed on such parties' patent rights. In addition to any damages we might have to pay, a court could require us to stop the infringing activity or obtain a license on unfavorable terms. Moreover, any legal action against us or our partners claiming damages and seeking to enjoin commercial activities relating to the affected products and processes could, in addition to subjecting us to potential liability for damages, require us or our partners to obtain a license in order to continue to manufacture or market the affected products and processes. Any license required under any patent may not be made available on commercially-acceptable terms, if at all. In addition, some licenses may be non-exclusive, and therefore, our competitors may have access to the same technology licensed to us. If we fail to obtain a required license or are unable to design around a patent, we may be unable to effectively market some of our technology and products, which could limit our ability to generate revenues or achieve profitability and possibly prevent us from generating revenue sufficient to sustain our operations. In addition, a number of our collaborations provide that royalties payable to us for licenses to our intellectual property may be offset by amounts paid by our collaboration partners to third parties who have competing or superior intellectual property positions in the relevant fields, which could result in significant reductions in our revenues from products developed through collaborations.

We in-license a significant portion of our principal proprietary technologies and if we fail to comply with our obligations under any of the related agreements, we could lose license rights that are necessary to developing BiDil and our other product candidates.

       We are a party to a number of licenses that give us rights to third party intellectual property that is necessary for our business. In particular, we have obtained the exclusive right to develop and commercialize BiDil pursuant to a license agreement with Dr. Jay N. Cohn, and some of our intellectual property rights relating to nitric oxide compounds have been obtained pursuant to license agreements with the Brigham and Women's Hospital and Boston University. We expect to enter into additional licenses in the future. These licenses impose various development, commercialization, funding, royalty, diligence, and other obligations on us. If we breach these obligations, the licensor may have the right to terminate the license or render the license non-exclusive, which would result in us being unable to develop, manufacture and sell products that are covered by the licensed technology.

If we are unable to protect the confidentiality of our trade secrets and know-how, the value of our technology and products will be adversely affected.

       We rely upon unpatented trade secrets, know-how and continuing technological innovation to develop and maintain our competitive position. Our failure to protect our trade secrets and techniques may inhibit or limit our ability to exclude certain competitors from the market.

We face significant competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.

       The pharmaceutical and medical device industries are highly competitive and characterized by rapid and significant technological change. Our principal competitors in the markets we have targeted, such as cardiovascular disease and inflammation, are large, multinational pharmaceutical and medical device companies that have substantially greater financial and other resources than we do and are conducting extensive research and development activities on technologies and products similar to or competitive with ours. Moreover, there are a number of currently-available products to treat heart failure in the general population that will compete with BiDil, if it is approved. We also face competition from other pharmaceutical companies seeking to develop drugs using nitric oxide technology. For example, we are aware of at least four companies working in the area of nitric-oxide based therapeutics. Many of our competitors are more experienced than we are in drug development and commercialization, obtaining regulatory approvals and product marketing and manufacturing. As a result, our competitors may develop and commercialize pharmaceutical products before we do. In addition, our competitors may develop and commercialize products which render our products obsolete or non-competitive.

We have no sales and marketing experience and may depend significantly on third parties who may not successfully commercialize our products.

       We have no sales, marketing and distribution experience. We intend to independently launch and market BiDil and certain other products not already subject to marketing agreements where we believe the target physician market can be effectively reached by the internal sales force we intend to establish. To develop an internal sales, distribution and marketing capability, we will have to invest significant amounts of money and management resources. We plan to minimize these expenditures prior to obtaining the results of A-HeFT, but this may provide us insufficient time to build our sales and marketing capabilities in advance of BiDil's launch. If we develop these capabilities and approval of BiDil is delayed substantially, or BiDil is not approved, we will have incurred significant unrecoverable expenses.

       For products where we decide to perform sales, marketing and distribution functions ourselves, we could face a number of additional risks, including:

  •
  we may not be able to attract and build a significant marketing or sales force;

  •
  the cost of establishing a marketing or sales force may not be justifiable in light of the revenues generated by any particular product; and

  •
  our direct sales and marketing efforts may not be successful.

       For product candidates with larger target physician markets, we plan to rely significantly on sales, marketing and distribution arrangements with third parties. For example, we plan to rely on our existing collaborative partners for the commercialization of nitric oxide-enhancing COX-2 inhibitors and stents coated with nitric oxide-releasing compounds. We may have to enter into additional marketing arrangements in the future and we may not be able to enter into these arrangements on terms which are favorable to us, if at all. In addition, we may have limited or no control over the sales, marketing and distribution activities of these third parties. Our future revenues may depend heavily on the success of the efforts of these third parties.

We have limited manufacturing experience and resources and we must incur significant costs to develop this expertise or rely on third parties to manufacture our products.

       We have no manufacturing experience. In order to continue to develop products, apply for regulatory approvals, and commercialize our products, we will need to develop, contract for, or otherwise arrange for the necessary manufacturing capabilities. We currently rely on third parties for the production of certain of our products, including BiDil, for preclinical and clinical testing purposes and we expect to continue to do so in the future. Only a limited number of manufacturers can supply nitric oxide-based medicines, and we have not secured a long-term commercial supply arrangement for any of our product candidates, including BiDil. The manufacturing process for any of our products is an element of the FDA approval process and we will need to contract with manufacturers who can meet the FDA requirements on an ongoing basis. As part of obtaining regulatory approval for BiDil, we will need to engage a commercial manufacturer that will be required, among other things, to produce validation batches of the drug consistent with regulatory approval requirements. To the extent we enter into manufacturing arrangements with third parties, we will be dependent upon these third parties to perform their obligations in a timely manner and in accordance with applicable government regulations. In addition, if we receive the necessary regulatory approval for our products, we also expect to rely on third parties, including our collaborative partners, to produce materials required for commercial production. We may experience difficulty in obtaining adequate manufacturing capacity for our needs. If we are unable to obtain or maintain contract manufacturing of these products, or to do so on commercially reasonable terms, we may not be able to successfully develop and commercialize our products.

       To the extent that we enter into manufacturing arrangements with third parties, we will be dependent upon these third parties to perform their obligations in a timely manner and consistent with regulatory requirements. If third-party manufacturers with whom we contract fail to perform their obligations, we may be adversely affected in a number of ways, including:

  •
  we may not be able to initiate or continue clinical trials of products that are under development;

  •
  we may be delayed in submitting applications for regulatory approvals for our products;

  •
  we may be required to cease distribution and/or recall some or all batches of our products; and

  •
  ultimately, we may not be able to meet commercial demands for our products.

We will require substantial additional funds and, if additional capital is not available, we may need to limit, scale back or cease our operations.

       We have used and will continue to require substantial funds to conduct research and development, including preclinical testing and clinical trials of our potential products, and to manufacture and market any products that are approved for commercial sale. We believe that the net proceeds from this offering, existing cash and investment securities will be sufficient to support our current operating plan for at least 24 months from the date of this prospectus. We have based this belief on assumptions that may prove to be wrong.

       We will be required to seek additional funding in the future and may do so through collaborative arrangements and public or private financings. Additional financing may not be available to us on acceptable terms or at all. In addition, the terms of the financing may adversely affect the holdings or the rights of our stockholders. For example, if we raise additional funds by issuing equity securities, further dilution to our then-existing stockholders will result. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail one or more of our research or development programs. We also could be required to seek funds through arrangements with collaborators or others that may require us to relinquish rights to some of our technologies, product candidates, or products which we would otherwise pursue on our own.

       Even if we are able to raise additional funds in a timely manner, our future capital requirements may vary from what we expect and will depend on many factors, including the following:

  •
  the costs of launching BiDil, if and when it is approved by regulatory authorities;

  •
  the timing, receipt, and amount of milestone and other payments, if any, from collaborators;

  •
  the timing, receipt, and amount of sales and royalties, if any, from our potential products;

  •
  the resources required to successfully complete our clinical trials;

  •
  the time and costs involved in obtaining regulatory approvals;

  •
  continued progress in our research and development programs, as well as the magnitude of these programs;

  •
  the cost of manufacturing, marketing and sales activities;

  •
  the costs involved in preparing, filing, prosecuting, maintaining, and enforcing patent claims;

  •
  the cost of obtaining and maintaining licenses to use patented technologies; and

  •
  our ability to establish and maintain additional collaborative arrangements.

If we or our third party manufacturers or service providers fail to comply with regulatory laws and regulations, we or they could be subject to enforcement actions, which could affect our ability to market and sell our products and may harm our reputation.

       If we or our third party manufacturers or service providers fail to comply with applicable federal, state or foreign laws or regulations, we could be subject to enforcement actions, which could affect our ability to develop, market and sell our products successfully and could harm our reputation and lead to less acceptance of our products by the market. These enforcement actions include:

  •
  product seizures;

  •
  voluntary or mandatory recalls;

  •
  voluntary or mandatory patient or physician notification;

  •
  withdrawal of product approvals;

  •
  restrictions on, or prohibitions against, marketing our products;

  •
  fines;

  •
  restrictions on importation of our products;

  •
  injunctions;

  •
  civil and criminal penalties; and

  •
  suspension of review, refusal to approve pending applications, or withdrawal of approval.

We may be exposed to product liability claims and may not be able to obtain or maintain adequate product liability insurance.

       Our business exposes us to the risk of product liability claims that is inherent in the manufacturing, testing, and marketing of human therapeutic products. Our clinical trial liability insurance is subject to deductibles and coverage limitations. We do not currently have any commercial product liability insurance. We may not be able to obtain or maintain insurance on acceptable terms or at all. Moreover, any insurance that we do obtain may not provide adequate protection against potential liabilities.

Risks Relating to This Offering

Purchasers in this offering will suffer immediate dilution.

       If you purchase common stock in this offering, the value of your shares based upon our actual book value will immediately be less than the offering price you paid. This reduction in the value of your equity is known as "dilution." Based upon the pro forma net tangible book value of the common stock at June 30, 2003, your shares will be worth              less per share than the price you paid in the offering. If the options and warrants we previously granted are exercised, additional dilution is likely to occur. As of August 1, 2003, options to purchase 2,567,201 shares of common stock at the weighted-average exercise price of $1.32 were outstanding, and warrants to purchase 275,096 shares of common stock, at the weighted- average exercise price of $1.84, were outstanding. In addition, if we raise additional funding by issuing more equity securities, the newly-issued shares will further dilute your percentage ownership of our shares and may also reduce the value of your equity.

Our stock price will fluctuate after this offering, which may cause your investment in our stock to suffer a decline in value.

       After this offering, an active trading market in our stock might not develop or continue. If you purchase shares of our common stock in the offering, you will pay a price that was not established in a competitive market. Rather, you will pay a price that we negotiated with the representatives of the underwriters based upon an assessment of the valuation of our stock. The public market may not agree with or accept this valuation, in which case you may not be able to sell your shares at or above the initial offering price.

       In addition, the market price of our common stock may fluctuate significantly in response to factors which are beyond our control. The stock market in general has recently experienced extreme price and volume fluctuations. The market prices of securities of pharmaceutical, biotechnology and other life sciences companies have been extremely volatile, and have experienced fluctuations that often have been unrelated or disproportionate to the operating performance of these companies. For example, our stock price could be adversely affected if drugs developed by others that utilize nitric oxide technology are not successful in clinical testing, fail to achieve regulatory approval or are not accepted in the marketplace, even though these failures may not be related to our product candidates or technology. These broad market fluctuations could result in extreme fluctuations in the price of our common stock, which could cause a decline in the value of your shares.

We may incur significant costs from class action litigation due to our expected stock volatility.

       Our stock price may fluctuate for many reasons, including as a result of public announcements regarding the progress of our development and marketing efforts, the addition or departure of key personnel, variations in our quarterly operating results and changes in market valuations of pharmaceutical, biotechnology or other life science companies. Recently, when the market price of a stock has been volatile as our stock price may be, holders of that stock have occasionally brought securities class action litigation against the company that issued the stock. If any of our stockholders were to bring a lawsuit of this type against us, even if the lawsuit is without merit, we could incur substantial costs defending the lawsuit. A stockholder lawsuit could also divert the time and attention of our management.

The sale of a substantial number of shares could cause the market price of our common stock to decline.

       Our sale or resale by our stockholders of shares of our common stock after this offering could cause the market price of the common stock to decline. We intend to file registration statements following the offering to permit the sale of up to 4,730,201 shares of our common stock to cover shares issuable under our stock option and employee stock purchase plans.

       As of August 1, 2003, options to purchase 2,567,201 shares of our common stock with a weighted-average exercise price per share of $1.32 were outstanding. In addition, as of August 1, 2003, warrants to purchase 275,096 shares of our common stock with a weighted-average exercise price per share of $1.84 were outstanding.

       Future sales of common stock in the public market following this offering could also adversely affect the market price of our common stock. After this offering, we will have                            shares of common stock outstanding. Of these shares, the                           shares sold in this offering will be freely transferable without restriction.

       Substantially all of our stockholders will have signed lock-up agreements before the commencement of this offering. Under these lock-up agreements, these stockholders will agree, subject to limited exceptions, not to sell or pledge any shares owned by them as of the effective date of this prospectus for a period of 180 days thereafter, unless they first obtain the written consent of the managing underwriter, which may be granted. At the end of 180 days, approximately                           shares of common stock, excluding shares issuable upon exercise of vested options, but including up to 275,096 shares of common stock issuable upon exercise of warrants, will be eligible for immediate resale. Immediately after the date of this prospectus,                           shares of common stock will be eligible for resale.

       The remainder of the approximately                           shares of common stock outstanding will become eligible for sale at various times over a period of approximately two years.

       Upon the completion of this offering, the holders of 17,893,327 shares of our common stock, including 275,096 shares issuable upon the exercise of warrants, have the right under specified circumstances to require us to register their shares for resale to the public or participate in a registration of shares by us.

Insiders will continue to have substantial control over us after this offering and could delay or prevent a change in corporate control.

       After this offering, our directors, executive officers and principal stockholders, together with their affiliates, will beneficially own, in the aggregate, approximately    % of our outstanding common stock, or    % if the underwriters exercise their over-allotment option. As a result, these stockholders, if acting together, may have the ability to determine the outcome of matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these persons, acting together, may have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership may harm the market price of our common stock by:

  •
  delaying, deferring or preventing a change in control of our company;

  •
  impeding a merger, consolidation, takeover or other business combination involving our company; or

  •
  discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company.

Provisions in our charter documents and under Delaware law could prevent or delay transactions that stockholders may favor.

       We are incorporated in Delaware. Anti-takeover provisions of Delaware law and our charter documents as filed on the closing of this offering may make a change in control more difficult, even if the stockholders desire a change in control. For example, our anti-takeover provisions include provisions in our by-laws providing that stockholders' meetings may only be called by the chief executive officer or a majority of our board of directors and a provision in our restated certificate of incorporation providing that our stockholders may not take action by written consent.

       Additionally, our board of directors has the authority to issue 5,000,000 shares of preferred stock and to determine the terms of those shares of stock without any further action by our stockholders. The rights of holders of our common stock are subject to the rights of the holders of any preferred stock that we issue. As a result, our issuance of preferred stock could cause the market value of our common stock to decline and could make it more difficult for a third party to acquire a majority of our outstanding voting stock.

       Delaware law also prohibits a corporation from engaging in a business combination with any holder of 15% or more of its capital stock until the holder has held the stock for three years unless, among other possibilities, the board of directors approves the transaction. This provision may prevent changes in our management. Also, under applicable Delaware law, our board of directors may adopt additional anti-takeover measures in the future.

FORWARD-LOOKING INFORMATION

       This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 that involve risks and uncertainties. We may, in some cases, use words such as "project," "believe," "anticipate," "plan," "expect," "estimate," "intend," "should," "would," "could," "will," or "may," or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. Forward-looking statements in this prospectus may include statements about:

  •
  our research, development and commercialization activities and projected expenditures;

  •
  the advantages of our technology as compared to other technologies and our ability to compete with our competitors;

  •
  our ability to obtain and maintain partners for certain of our development programs and the terms of these arrangements;

  •
  the receipt of regulatory approvals by our partners or us, including regulatory approval for BiDil;

  •
  the completion and success of clinical trials for our products;

  •
  our ability to maintain and establish intellectual property rights in our products;

  •
  our use of proceeds from this offering;

  •
  our cash needs;

  •
  implementation of our corporate strategy, including the establishment of sales and marketing capabilities; and

  •
  our financial performance.

       There are a number of important factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements. These important factors include those that we discuss in this prospectus under the caption "Risk Factors." You should read these factors and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

       We estimate that our net proceeds from the sale of the             shares of common stock will be approximately $       million, assuming an initial public offering price of $       per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option, we estimate that we will receive additional net proceeds of approximately $       million. We expect to use the net proceeds to fund:

  •
  establishment of sales and marketing capabilities, as well as manufacturing and distribution arrangements required to launch our lead drug candidate, BiDil, pending FDA approval;

  •
  preclinical and clinical development of existing product candidates;

  •
  discovery and development of additional product candidates; and

  •
  working capital, capital expenditures and other general corporate purposes.

       The amounts and timing of our actual expenditures will depend upon numerous factors, including the timing of the completion of A-HeFT, the timing of BiDil regulatory submissions, any terms or conditions imposed as a condition of any approval of BiDil, the progress of our commercialization efforts for BiDil, the amount of competitive sales and marketing activities we may face within the heart failure market, the amount of proceeds actually raised in this offering and the amount of cash generated by our operations.

       We may also use a portion of the proceeds for the acquisition of, or investment in, companies, technologies, products or assets that complement our business. However, we have no present understandings, commitments or agreements to enter into any potential acquisitions or investments. Further, we have not determined the amounts we plan to spend on any of the areas listed above or the timing of these expenditures. As a result, our management will have broad discretion to allocate the net proceeds from this offering. Pending utilization of the net proceeds as described above, we intend to invest the net proceeds of the offering in short-term investment grade and U.S. government securities.

DIVIDEND POLICY

       We have never paid or declared any cash dividends on our common stock. We currently intend to retain earnings, if any, to finance the growth and development of our business and we do not expect to pay any cash dividends on our common stock in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors.

CAPITALIZATION

       The following table sets forth our cash, cash equivalents, and marketable securities and capitalization as of June 30, 2003:

  •
  on an actual basis;

  •
  on a pro forma basis, giving effect to the sale of shares of our series E redeemable convertible preferred stock on August 1, 2003, as if such shares had been issued on June 30, 2003, and to the conversion of all of our outstanding shares of redeemable convertible preferred stock into an aggregate of 16,806,064 shares of common stock upon the closing of this offering; and

  •
  on a pro forma as adjusted basis to reflect the transactions described above and to also give effect to the issuance and sale of             shares of common stock in this offering at an assumed initial public offering price of $                    per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

       This table should be read with our financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	As of June 30, 2003
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)

Cash, cash equivalents and marketable securities	$18,790	$38,690	$

Current portion of long-term debt	$42	$42	$
Long-term debt, net of current portion	2	2
Redeemable convertible preferred stock; $0.01 par value; 34,688 shares authorized and 30,770 shares issued and outstanding, actual; no shares issued and outstanding pro forma and pro forma as adjusted	84,233	—
Stockholders' equity (deficit):
Common stock, $0.01 par value; 20,853 shares authorized, actual; 65,000 shares authorized, pro forma and pro forma as adjusted; 985 shares issued and outstanding, actual; 17,791 shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted	10	178
Additional paid-in capital	1,956	100,953
Accumulated deficit	(82,547)	(82,759)

Total stockholders' equity (deficit)	(80,581)	18,372

Total capitalization	$3,696	$18,416	$

       The above data exclude:

  •
  2,567,201 shares of common stock issuable upon exercise of options outstanding as of August 1, 2003 with a weighted-average exercise price of $1.32 per share;

  •
  275,096 shares of common stock issuable upon exercise of outstanding warrants as of August 1, 2003 with a weighted-average exercise price of $1.84 per share; and

  •
  2,163,000 shares of common stock available, or to be available after the completion of the offering, for future issuance under our 2003 stock incentive plan and 2003 employee stock purchase plan.

DILUTION

       The pro forma net tangible book value of our common stock as of June 30, 2003 was approximately $                                 , or $                                  per share, after giving effect to the conversion of all outstanding shares of redeemable convertible preferred stock into common stock, including shares of our series E redeemable convertible preferred stock issued on August 1, 2003, into an aggregate of             shares of common stock upon the closing of this offering. Pro forma net tangible book value per share represents our total assets less total liabilities, divided by the number of pro forma shares of common stock outstanding. Net tangible book value dilution per share to new investors is the difference between the amount per share paid by purchasers of common stock in this offering and the pro forma net tangible book value per share immediately following the offering. After giving effect to the issuance and sale of the             shares of common stock in this offering, at an assumed offering price of $                                 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of June 30, 2003 would have been $                                  million or $                                 per share. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $                                 per share. The initial public offering price per share will significantly exceed the net tangible book value per share. Accordingly, new investors who purchase common stock in this offering will suffer an immediate dilution of their investment of $                    per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$

Pro forma net tangible book value per share as of June 30, 2003	$
Increase per share attributable to sale of common stock in this offering

Pro forma net tangible book value per share after this offering

Dilution of net tangible book value per share to new investors		$

       If the underwriters exercise their over-allotment option in full, the pro forma net tangible book value per share after the offering would be $                    per share, the increase in net tangible book value per share to existing stockholders would be $             per share and the dilution to new investors would be $             per share.

       The following table summarizes, on a pro forma basis as of June 30, 2003, giving effect to (a) the issuance of the series E redeemable convertible preferred stock on August 1, 2003 as if such shares had been issued on June 30, 2003, and (b) the conversion of all shares of redeemable convertible preferred stock outstanding into shares of common stock, the differences between the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors. The calculation below is based on an assumed initial public offering price of $                                 per share, before deduction of estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Issued		Total Consideration
Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	17,791,014%		$101,130,529%			$5.68
New investors					$

Total		%	$	%

       The tables above assume no exercise of stock options or warrants outstanding as of June 30, 2003. At August 1, 2003, there were 2,567,201 shares of common stock issuable upon exercise of outstanding stock options at a weighted-average exercise price of $1.32 per share. As of August 1, 2003, there were warrants outstanding that, upon completion of this offering, will be exercisable into 275,096 shares of common stock at a weighted-average exercise price of $1.84 per share. To the extent that outstanding options or warrants are exercised in the future, there will be further dilution to new investors. To the extent all of such outstanding options and warrants had been exercised as of August 1, 2003, net tangible book value per share after this offering would be $             and total dilution per shares to new investors would be $             .

       If the underwriters exercise their over-allotment option in full, the number of shares held by new investors will increase to             shares, or       % of the total number of shares of common stock outstanding after this offering.

SELECTED FINANCIAL DATA
(in thousands, except per share data)

       This section presents our historical financial data. You should read carefully the financial statements included in this prospectus, including the notes to the financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected financial data in this section are not intended to replace the financial statements.

       We derived the statement of operations data for the years ended December 31, 2000, 2001 and 2002 and the balance sheet data as of December 31, 2001 and 2002 from NitroMed's financial statements, which have been audited by Ernst & Young LLP, independent auditors, and are included elsewhere in this prospectus. The statement of operations data for the six months ended June 30, 2002 and 2003, and the balance sheet data as of June 30, 2003, have been derived from our unaudited financial statements included elsewhere in this prospectus. We derived the statement of operations data for the years ended December 31, 1998 and 1999 and the balance sheet data as of December 31, 1998, 1999 and 2000 from our audited financial statements which are not included herein. In the opinion of management, the unaudited financial statements have been prepared on the same basis as the audited financial statements and contain all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of our results of operations for these periods and financial position at that date. Historical results are not necessarily indicative of future results. See the notes to the financial statements for an explanation of the method used to determine the number of shares used in computing basic and diluted and pro forma basic and diluted net loss per common share. Pro forma basic and diluted net loss per common share have been calculated assuming the conversion of all outstanding shares of redeemable convertible preferred stock into shares of common stock, excluding outstanding shares of our series E redeemable convertible preferred stock issued on August 1, 2003.

	Year Ended December 31,					Six Months Ended June 30,
	1998	1999	2000	2001	2002	2002	2003
Statement of Operations Data:
Revenue	$4,000	$2,658	$2,125	$250	$750	$375	$3,388
Operating expenses:
Research and development	6,690	8,748	8,043	10,214	15,907	6,488	8,261
General and administrative	2,155	2,461	2,048	2,362	2,133	939	1,227

Total costs and expenses	8,845	11,209	10,091	12,576	18,040	7,427	9,488

Loss from operations	(4,845)	(8,551)	(7,966)	(12,326)	(17,290)	(7,052)	(6,100)
Other income, net	490	594	535	697	572	327	204

Net loss	(4,355)	(7,957)	(7,431)	(11,629)	(16,718)	(6,725)	(5,896)
Accretion of dividends and redemption value	(22)	(101)	(157)	(1,662)	(2,698)	(1,349)	(1,349)

Net loss attributable to common stockholders	$(4,377)	$(8,058)	$(7,588)	$(13,291)	$(19,416)	$(8,074)	$(7,245)

Net loss per common share:
Basic and diluted	$(8.97)	$(15.86)	$(14.05)	$(17.91)	$(20.02)	$(8.38)	$(7.36)
Weighted average basic and diluted common shares outstanding	488	508	540	742	970	963	985
Pro forma basic and diluted net loss per common share					$(1.11)		$(0.39)
Shares used in computing pro forma basic and diluted net loss per common share					15,000		15,015

	As of December 31,
						As of June 30, 2003
	1998	1999	2000	2001	2002
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$8,715	$11,878	$4,559	$28,331	$11,843	$18,790
Working capital	7,227	9,750	2,266	25,401	15,838	11,112
Total assets	10,027	13,232	5,507	29,809	22,492	20,022
Long-term debt	1,241	889	353	64	22	2
Redeemable convertible preferred stock	33,414	44,120	44,277	80,187	82,884	84,233
Accumulated deficit	(26,590)	(35,008)	(42,596)	(55,887)	(75,302)	(82,547)
Total stockholders' equity (deficit)	(26,184)	(34,030)	(41,493)	(54,275)	(73,353)	(80,581)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

       The following discussion and analysis of financial condition and results of operations should be read together with "Selected Financial Data," and our financial statements and accompanying notes appearing elsewhere in this prospectus. This discussion contains forward-looking statements, based on current expectations and related to future events and our future financial performance, that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many important factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

       We are an emerging pharmaceutical company that discovers, develops and seeks to commercialize proprietary pharmaceuticals. We have devoted substantially all of our efforts towards the research and development of our product candidates. Since our inception, we have had no revenue from product sales and have funded our operations through the private placement of equity securities, debt financings, license fees, research and development funding and milestone payments from our collaborative partners. We have never been profitable and have incurred a cumulative net loss of $76.5 million from inception through June 30, 2003, which excludes the accretion of dividends.

       We expect to incur significant operating losses for the next several years. Research, development and commercialization expenses relating to our product candidates and to enhancing our core technologies will continue to increase in the near term. In particular, we expect to incur increased costs as we complete A-HeFT and seek regulatory approval for BiDil. General and administrative costs will increase as we prepare for the planned commercialization of BiDil and as we begin operating as a public company. We will need to generate significant revenues to achieve profitability. We do not expect to achieve profitability until at least 2008 and may not achieve profitability until after that date, if at all.

Financial Operations Overview

       Revenue.    We have not generated any revenue from product sales since our inception and do not expect to generate any revenue from the sale of products until at least 2006. All of our revenue to date has been derived from license fees, research and development payments and milestone payments we have received from our corporate collaborators. We will seek to generate revenue from a combination of product sales, up-front fees and milestone payments in connection with collaborative or strategic relationships, and royalties resulting from the license of our intellectual property. We expect that any revenue we generate will fluctuate from quarter to quarter as a result of the timing and amount of research and development, milestone and other payments received under our collaborative or strategic relationships and related continuing obligations, and the amount and timing of payments we receive upon the sale of our products, to the extent any are successfully commercialized.

       Research and Development.    Research and development expense consists of expenses incurred in identifying, developing and testing product candidates. These expenses consist primarily of salaries and related expenses for personnel, fees paid to professional service providers for independent monitoring and analysis of our clinical trials, costs of contract research and manufacturing, costs of facilities and the legal costs of pursuing patent protection of our intellectual property. We expense research and development costs, including patent-related costs, as incurred.

       As new clinical sites are initiated and additional patients are enrolled in A-HeFT, we anticipate incurring increased costs from the use of professional service firms supporting the trial. We also anticipate incurring increased costs related to hiring of additional clinical personnel associated with preparations to launch BiDil. We also expect our research and development expense to increase as we pursue the identification and development of other product candidates.

       General and Administrative.    General and administrative expense consists primarily of salaries and other related costs for personnel in executive, finance, accounting, business development and human resource functions. Other costs include facility costs not otherwise included in research and development expense and professional fees for legal and accounting services.

       After this offering, we anticipate increases in general and administrative expense for investor relations and other activities associated with operating as a publicly-traded company. These increases will also likely include the hiring of additional personnel. We intend to continue to incur increased internal and external business development costs to support our various product development efforts, which can vary from period to period. We do not anticipate incurring significant costs to support the expected commercial introduction of BiDil until the second half of 2004.

       Merck Collaboration.    In December 2002, we entered into an exclusive, worldwide research, collaboration and licensing agreement that granted Merck Frosst Canada & Co., a wholly-owned subsidiary of Merck & Co., marketing and sales rights for nitric oxide-enhancing COX-2 inhibitors. The research portion of the agreement is for three years and can be extended by mutual agreement. In 2003, we have received a $10.0 million license fee and a further $5.0 million for achieving the first milestone. The revenue from this license fee and milestone payment is being recognized over the remaining life of the research and development program. We expect to receive $3.0 million in research and development fees from Merck during 2003, of which $2.3 million has been received to date. We expect to receive additional research and development funding through 2005 and milestone payments upon the successful achievement of specified research objectives and royalties on any product sales.

       Boston Scientific Collaboration.    In November 2001, we entered into a development and license agreement with Boston Scientific Corporation to develop stents coated with nitric oxide-releasing compounds. Under the agreement, we are expected to deliver to Boston Scientific two nitric oxide-releasing compounds. If Boston Scientific accepts one or both of these compounds, it will have the right to incorporate them into medical devices or specialty catheters used in the treatment, reduction or inhibition of restenosis. We have granted Boston Scientific an exclusive worldwide license to develop and commercialize products for restenosis incorporating these two nitric oxide-releasing compounds. Boston Scientific made an upfront license payment of $1.5 million to us in 2001. In the event that specified research, development and commercialization milestones are achieved, Boston Scientific is obligated to make milestone payments to us. Boston Scientific is also obligated to pay royalties to us on the sale of any products resulting from the collaboration. Boston Scientific made a $3.5 million investment in our series F junior redeemable convertible preferred stock in 2001 and made an additional $500,000 investment in our series E redeemable convertible preferred stock in August 2003.

       Other Income, Net.    Other income includes interest earned on our cash, cash equivalents and marketable securities, as well as rental income from a sublease of a portion of our facilities. Other income is net of interest expense.

Results of Operations

  Six Months Ended June 30, 2003 and 2002

       Revenue.    Total revenue for the six months ended June 30, 2003 was $3.4 million, compared to $375,000 for the six months ended June 30, 2002. The increase in revenue was attributable to $15.0 million of payments we received under our agreement with Merck that have been deferred and are being recognized as revenue ratably over the contractual research and development term ending in December 2005. In addition, in 2003 we recognized $1.5 million from Merck for research and development funding.

       Research and Development.    Research and development expense for the six months ended June 30, 2003 was $8.3 million, compared to $6.5 million for the six months ended June 30, 2002. The increase was primarily in the areas of clinical trial costs as a result of an increase in the number of clinical sites and number of patients enrolled in A-HeFT.

       General and Administrative.    General and administrative expense for the six months ended June 30, 2003 was $1.2 million, compared to $939,000 for the six months ended June 30, 2002. The higher general and administrative expense incurred in the six months ended June 30, 2003 primarily resulted from $313,000 of costs incurred in connection with evaluating and developing plans to commercialize BiDil.

       Other Income, Net.    Other income, net for the six months ended June 30, 2003 was $204,000, compared to $327,000 for the six months ended June 30, 2002. The decrease was primarily due to reduced yields on marketable securities resulting from lower average interest rates and lower average fund balances available for investing.

  Years Ended December 31, 2002, 2001 and 2000

       Revenue.    Revenue for the year ended December 31, 2002 was $750,000, compared to $250,000 in 2001 and $2.1 million in 2000. In 2002 compared to 2001, our increased revenue was attributable to our research agreement with Boston Scientific. The decrease in our revenue in 2001 was attributable to the winding down of our prior research agreements.

       Research and Development.    Research and development expense for the year ended December 31, 2002 was $15.9 million, compared to $10.2 million in 2001 and $8.0 million in 2000. In 2002 compared with 2001, our increased research and development expense principally resulted from an increase of $4.7 million of expenses associated with A-HeFT, reflecting the addition of new sites and additional patients. Additionally, contract research and supplies associated with our other programs were $290,000 higher in 2002, and 2001 expenses reflected a reversal of a $533,000 accrual due to a change in our estimate of our liability. In 2001 compared to 2000, the higher level of research and development expense was primarily associated with the initiation of A-HeFT in the second quarter and expanded research and development efforts.

       General and Administrative.    General and administrative expense for the year ended December 31, 2002 was $2.1 million, compared to $2.4 million in 2001 and $2.0 million in 2000. In 2002 compared to 2001, general and administrative expense decreased due to a reduction in market research costs of $231,000. This was partially offset by increased personnel costs of $160,000. General and administrative expenses increased in 2001 compared to 2000, primarily due to higher legal costs mostly attributable to increased business development activities and stock compensation charges associated with a loan given to an officer for the purchase of our common stock.

       Other Income, Net.    Other income, net decreased to $572,000 in 2002 from $697,000 in 2001, after having increased from $535,000 in 2000. The decrease in interest income in 2002 compared to 2001 was primarily due to reduced yields on investments resulting from lower average interest rates and lower average fund balances available for investment. Interest expense declined in 2002 compared with 2001 and 2000 due to the reduction of outstanding debt.

Liquidity and Capital Resources

       We have financed our operations since inception through the private placement of equity, debt and payments from collaborative partners for licenses, research and development and achievement of milestones. As of June 30, 2003, we have received net proceeds of $79.2 million from the issuance of equity securities, primarily redeemable convertible preferred stock. At June 30, 2003, we had $18.8 million in cash, cash equivalents and marketable securities. In August 2003, we sold an additional 2,776,347 shares of our series E redeemable convertible preferred stock for net proceeds of $19.9 million to existing preferred stockholders.

       During the six months ended June 30, 2003, operating activities provided cash of $7.3 million driven by the receipt of $15.0 million from Merck, offset by a net loss of $5.9 million, a decrease in accounts payable and accrued expenses of $433,000 and an increase in prepaid and other current assets of $423,000. For the year ended December 31, 2002, net cash used in operating activities was $16.2 million which was due to a net loss of $16.7 million partially offset by $533,000 in non-cash charges for loan forgiveness, depreciation and amortization, and stock-based compensation expenses.

       During the six months ended June 30, 2003, investing activities provided cash of $635,000 due to the sale of marketable securities of $919,000 offset by purchases of equipment of $284,000. For the year ended December 31, 2002, net cash provided by investing activities was $950,000 primarily from the sale of marketable securities totaling $976,000. We expect to have no material capital expenditures for the balance of 2003.

       During the six months ended June 30, 2003, financing activities used cash of $20,000 for the scheduled repayment of debt. For the year ended December 31, 2002, net cash used in financing activities was $266,000, which consisted of repayment of debt of $289,000 offset by proceeds received from stock option exercises of $23,000.

       The following table summarizes our contractual obligations at June 30, 2003 and the effects such obligations are expected to have on our liquidity and cash flows in future periods.

Payments Due by Period

Contractual Obligations	Total	July to December 2003	2004 through 2005	2006 through 2007	After 2007
Short and long-term debt	$44,000	$22,000	$22,000	$—	$—
Operating lease obligations	532,000	290,000	242,000	—	—

Total contractual cash obligations	$576,000	$312,000	$264,000	$—	$—

       Based on our operating plans, we believe that the proceeds from this offering, together with our existing resources, will be sufficient to fund our planned operations, including increases in spending for our BiDil clinical program, for at least 24 months from the date of this prospectus. However, we may require significant additional funds earlier than we currently expect to conduct the clinical trials and to obtain regulatory approvals necessary to launch BiDil, and to develop our other product candidates.

       We may seek additional funding through collaborative arrangements and public or private financings. Additional funding may not be available to us on acceptable terms or at all. In addition, the terms of any financing may adversely affect the holdings or the rights of our stockholders. For example, if we raise additional funds by issuing equity securities, further dilution to our existing stockholders will result. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail one or more of our research or development programs. We also could be required to seek funds through arrangements with collaborators or others that may require us to relinquish rights to some of our technologies, product candidates, or products which we would otherwise pursue on our own.

       Even if we are able to raise additional funds in a timely manner, our future capital requirements may vary from what we expect and will depend on many factors, including the following:

  •
  the costs of launching BiDil, if and when it is approved by regulatory authorities;

  •
  the timing, receipt, and amount of milestone and other payments, if any, from collaborators;

  •
  the timing, receipt, and amount of sales and royalties, if any, from our potential products;

  •
  the resources required to successfully complete our clinical trials;

  •
  the time and costs involved in obtaining regulatory approvals;

  •
  continued progress in our research and development programs, as well as the magnitude of these programs;

  •
  the cost of manufacturing, marketing and sales activities;

  •
  the costs involved in preparing, filing, prosecuting, maintaining, and enforcing patent claims;

  •
  the cost of obtaining and maintaining licenses to use patented technologies; and

  •
  our ability to establish and maintain additional collaborative arrangements.

Critical Accounting Policies and Estimates

       Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, we evaluate our estimates and judgments, including those related to revenue, accrued expenses and the fair valuation assigned to our common stock. We base our estimates on historical experience, known trends and events and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

       We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

       Revenue.    We record revenue on an accrual basis as it is earned and when amounts are considered collectible. Revenues received in advance of performance obligations or in cases where we have a continuing obligation to perform services, are deferred and recognized over the performance period. Revenues from milestone payments that represent the culmination of a separate earnings process are recorded when the milestone is achieved. Contract revenues are recorded as the services are performed. When we are required to defer revenue, the period over which such revenue should be recognized is subject to estimates by management and may change over the course of the collaborative agreement.

       Accrued Expenses.    As part of the process of preparing financial statements, we are required to estimate accrued expenses. This process involves identifying services which have been performed on our behalf, and estimating the level of service performed and the associated cost incurred for such service as of each balance sheet date in our financial statements. Examples of estimated expenses for which we accrue include contract service fees such as amounts paid to clinical monitors, data management organizations and investigators in conjunction with clinical trials, and fees paid to contract manufacturers in conjunction with the production of clinical materials and professional service fees, such as lawyers and accountants. In connection with such service fees, our estimates are most affected by our understanding of the status and timing of services provided relative to the actual levels of services incurred by such service providers. The majority of our service providers invoice us monthly in arrears for services performed. In the event that we do not identify certain costs, which have begun to be incurred, or we under- or over-estimate the level of services performed or the costs of such services, our reported expenses for such period would be too low or too high. The date on which certain services commence, the level of services performed on or before a given date and the cost of such services are often determined based on subjective judgments. We make these judgments based upon the facts and circumstances known to us in accordance with generally accepted accounting principles.

       Stock-Based Compensation.    We have elected to follow Accounting Principle Board, or APB, Opinion No. 25, "Accounting for Stock Issued to Employees," or APB 25, and related interpretations, in accounting for our stock-based compensation plans, rather than the alternative fair value method provided for under Financial Accounting Standard No. 123, or FAS 123, "Accounting for Stock-Based Compensation." Accordingly, we have not recorded compensation expense for stock options issued to employees in fixed amounts with exercise prices equal to the fair value of our common stock on the date of grant. In the notes to our financial statements, we provide pro forma disclosures in accordance with FAS 123. We account for transactions in which services are received from non-employees in exchange for equity instruments based on the fair value of such services received or of the equity instruments issued, whichever is more reliably measured, in accordance with FAS 123 and the Emerging Issues Task Force, or EITF, Issue 96-18, "Accounting for Equity Instruments that Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

       Accounting for equity instruments granted or sold by us under APB 25, FAS 123 and EITF 96-18 requires fair value estimates of the equity instrument granted or sold. If our estimates of the fair value of these equity instruments are too high or too low, our expenses may be over or under stated. Equity instruments granted or sold in exchange for the receipt of goods or services and the value of those goods or services can not be readily estimated, as is true in connection with most stock options and warrants granted to employees and non-employees, we estimated the fair value of the equity instruments based upon consideration of factors which we deemed to be relevant at the time. Because shares of our common stock have not been publicly traded, market factors historically considered in valuing stock and stock option grants include comparative values of public companies discounted for the risk and limited liquidity provided for in the shares we are issuing, pricing of private sales of our redeemable convertible preferred stock, prior valuations of stock grants and the effect of events that have occurred between the time of such grants, economic trends, and the comparative rights and preferences of the security being granted compared to the rights and preferences of our other outstanding equity.

       As disclosed more fully in Note 6 to our financial statements, in lieu of cash payments we granted options to purchase the following number of shares of common stock to non-employees during the years ended December 31, 2002, 2001 and 2000:

Year Ending December 31,	Exercise Price Per Share	Number of Shares
2002	—	—
2001	$2.00	55,000
2000	1.30	50,000

       We recorded these grants at fair value when granted and re-measure the unvested portion of these grants at each reporting period because these awards either vest over time or upon reaching certain performance objectives.

       As disclosed more fully in Note 6 to our financial statements, we granted options to purchase the following number of shares of common stock to employees during the years ended December 31, 2002, 2001 and 2000:

Year Ending December 31,	Exercise Price Per Share	Number of Shares
2002	$2.00	241,000
2001	2.00	386,150
2000	1.30	131,250

       The fair value of our common stock is determined by our board of directors contemporaneously with the grant. In the absence of a public trading market for our common stock, our board of directors considers numerous objective and subjective factors in determining the fair value of our common stock. For example, during the six months ended June 30, 2003, we granted stock options to purchase 428,500 shares of common stock to employees at an exercise price of $2.00. At the time of these option grants and other stock issuances, our board of directors considered the liquidation preferences, dividend rights, voting control and anti-dilution protection attributable to our then-outstanding redeemable convertible preferred stock, the status of private and public financial markets, valuations of comparable private and public companies, the likelihood of achieving a liquidity event such as an initial public offering, our existing financial resources, our anticipated continuing operating losses and increased spending levels required to complete our clinical trials, dilution to common stockholders from anticipated future financings and a general assessment of future business risks.

Recently Issued Accounting Pronouncements

       In January 2003, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 46, "Consolidation of Variable Interest Entities" or FIN 46, which is an interpretation of

Accounting Research Bulletin No. 51, "Consolidated Financial Statements." FIN 46 requires that if an entity has a controlling interest in a variable interest entity, the assets, liabilities and results of activities of the variable interest entity should be included in the consolidated financial statements of the entity. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied in the first interim or annual period beginning after June 15, 2003. We have not yet determined what effect, if any, the adoption of FIN 46 will have on our financial position or results of operation.

       In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement establishes how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity, including redeemable convertible preferred stock. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise effective at the beginning of the interim period commencing July 1, 2003, except for mandatory redeemable financial instruments of nonpublic companies. We have not yet determined the impact of this statement on our financial statements.

Quantitative and Qualitative Disclosures about Market Risk

       We are exposed to market risk related to changes in interest rates. Our current investment policy is to maintain an investment portfolio consisting mainly of U.S. money market and high-grade corporate securities, directly or through managed funds, with maturities of one year or less. Our cash is deposited in and invested through highly rated financial institutions in North America. Our marketable securities are subject to interest rate risk and will fall in value if market interest rates increase. If market interest rates were to increase immediately and uniformly by 10% from levels at June 30, 2003, we estimate that the fair value of our investment portfolio would decline by an immaterial amount. While our cash and investment balances will increase upon completion of the offering made by this prospectus, we will have the ability to hold our fixed income investments until maturity, and therefore we would not expect our operating results or cash flows to be affected to any significant degree by the effect of a change in market interest rates on our investments.

BUSINESS

Overview

       NitroMed is an emerging pharmaceutical company with substantial expertise and intellectual property in nitric oxide-based drug development. We are applying our nitric oxide technology to develop new pharmaceuticals, as well as safer and more effective versions of existing pharmaceuticals, to target significant diseases and major commercial markets. Our lead nitric oxide-enhancing medicine, BiDil, which is being developed to reduce mortality and hospitalization and to improve the quality of life of African Americans diagnosed with heart failure, is the subject of a late-stage confirmatory trial.

       Our commercial strategy involves the development of proprietary nitric oxide drugs, the co-development and commercialization of nitric oxide-enhancing drugs with partners and the out-licensing of our nitric oxide-enhancing technology in exchange for potential milestone payments and royalties on sales. We plan to directly market BiDil, if approved, to those physicians who treat African Americans with heart failure. We have also entered into collaboration agreements with Merck to jointly develop nitric oxide-enhancing COX-2 inhibitors and with Boston Scientific to jointly develop nitric oxide stents.

Our Nitric Oxide-Enhancing Medicines

       Nitric oxide is a naturally-occurring compound that is synthesized in cells to regulate a broad range of cellular reactions. Many disease states are associated with a deficiency in nitric oxide and might benefit from nitric oxide-enhancing medicines. For example, depleted levels of nitric oxide have been implicated in diseases such as heart failure, pulmonary hypertension and sexual dysfunction. Additionally, nitric oxide-enhancing medicines have been shown to minimize side effects associated with a variety of medications, including a broad range of anti-inflammatory medications.

       We generally choose drugs for nitric oxide enhancement from among those marketed medicines whose safety and efficacy we believe can be improved by increased nitric oxide levels in the body. We estimate that candidate medicines for our nitric oxide technology have current annual worldwide sales in excess of $30 billion. We seek to produce our nitric oxide-enhancing drug candidates by combining an existing, marketed medicine with a nitric oxide donor, which is a molecule capable of increasing nitric oxide levels in the body. The nitric oxide donor and the existing medicine can be combined together through either a chemical linkage to potentially create a proprietary new chemical entity or through the direct mixing of the medicine and the nitric oxide donor to potentially create a patentable new use and dosage form.

       We believe that the probability of clinical success for our drug candidates is increased because regulatory approvals have already been achieved for the existing medicines that we are seeking to improve. We also believe that the commercial risk associated with these drug candidates is mitigated because many of these existing medicines have already generated significant sales in their markets.

       We have generated significant intellectual property rights for our nitric oxide technology and compounds to protect our interests and support our discovery and development of additional product candidates.

  BiDil—Treatment for Heart Failure in African Americans

       Our lead product, BiDil, is an orally-administered nitric oxide-enhancing medicine that is being investigated for its potential to reduce mortality and hospitalization and improve the quality of life of African Americans diagnosed with heart failure. BiDil is a combination of two drugs, isosorbide dinitrate and hydralazine. Isosorbide dinitrate is a nitric oxide donor. Hydralazine is an antioxidant and vasodilator agent, which means it dilates blood vessels and protects the nitric oxide formed by isosorbide dinitrate from deactivating. Through these properties, BiDil is intended to provide a number of beneficial effects for African-American heart failure patients, including increasing levels of nitric oxide in the body. Because heart failure is a chronic disease, we expect that, if approved, BiDil, like other medicines taken for chronic heart disease, will be taken for the duration of the patient's life.

       Heart failure—or end-stage cardiovascular disease—affects approximately five million Americans. There is no cure for this disease and more than 50% of patients die within five years of diagnosis. African Americans suffer a disproportionate incidence of cardiovascular disease. With respect to heart failure, they are affected at a rate almost twice the rate of the corresponding white population and are twice as likely to die from it. This dramatic ethnic difference in health outcomes has been attributed to a variety of factors, including access to medical care, management of heart failure and socioeconomic factors. Recent analyses of heart failure clinical trials, however, show that the mortality rate and the hospitalization rate for African Americans is significantly higher than for non-African Americans, even after adjustment for such factors. The Centers for Disease Control estimates today that 750,000 African Americans have been diagnosed with heart failure, and we expect this number to grow to over 900,000 persons by 2010.

       African Americans may also be more vulnerable to heart failure because some medicines approved for use in heart failure appear in certain clinical studies to be less effective in African-American patients. These ethnic differences are documented in FDA-required product package inserts, including:

  •
  the package insert for enalapril, known commercially as Vasotec, an angiotensin converting enzyme inhibitor, or ACE inhibitor, which states "it should be noted that in controlled clinical trials ACE inhibitors have an effect on blood pressure that is less in black patients than in non-blacks. In addition, it should be noted that black patients receiving ACE inhibitors have been reported to have a higher incidence of angioedema compared to non-blacks."

  •
  the package insert for losartan, known commercially as Cozaar, an angiotensin receptor blocker, which states "...the LIFE study provides no evidence that the benefits of Cozaar on reducing the risk of cardiovascular events in hypertensive patients with left ventricular hypertrophy apply to Black patients" and also notes "this finding could not be explained on the basis of the populations other than race."

       Several factors lead us to believe BiDil has the potential to be clinically and commercially successful in African-American heart failure patients. Specifically:

  •
  African-American heart failure patients are disproportionately overrepresented in the North American heart failure population;

  •
  existing therapies for heart failure may not work as effectively in African Americans;

  •
  BiDil's mechanism of action is intended to address the nitric oxide deficiency we believe to be associated with heart failure in African Americans; and

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  a retrospective analysis of a completed heart failure study in the general population using the components of BiDil suggests that BiDil's components may have efficacy in African-American patients.

       We amended BiDil's previously submitted new drug application which had been filed by a prior sponsor of the drug who was investigating BiDil for use in the general heart failure population. In early 2001, we received a letter from the FDA stating that, in addition to the data already submitted to the agency, a clearly positive confirmatory trial in African Americans with heart failure would, together with the satisfaction of other conditions, provide a basis for approval of BiDil. In May 2001, we commenced A-HeFT, enrolling patients with moderate to severe heart failure who have identified themselves as being African American. As is generally true with most late-stage trials, the protocol was developed and finalized with significant input from the FDA. It is a double-blind, placebo-controlled trial, meaning that neither the patients nor the investigators in the study are informed during the trial which patients are receiving BiDil and which are receiving a placebo, which is a pill that looks the same as the drug but has no active ingredients. This trial is being conducted at approximately 160 clinical sites in the U.S. and is over 60% enrolled. Based on the interim analysis, the independent third party calculated that the trial will need to enroll at least 900 patients to achieve statistical significance for the targeted primary clinical endpoints. The interim analysis also indicated that a 1,100 patient sample size would enhance the likelihood of generating statistically significant results. We expect to enroll up to 1,100 patients and to complete this study in early 2005. If such results are achieved, we believe that the A-HeFT trial will satisfy the FDA's requirements.

  Nitric Oxide-Enhancing COX-2 Inhibitors for the Treatment of Pain and Inflammation

       COX-2 inhibitors, including Merck's Vioxx and Pfizer's Celebrex, are a class of medicines that are effective in treating inflammation. Inflammation is caused by the body's local response to injury and is part of the healing mechanism. However, the body sometimes overcompensates to cause acute and chronic problems of pain, swelling, and loss of function. COX-2 inhibitors are widely prescribed for conditions such as arthritis, mild to moderate pain, migraine and fever. We estimate that in 2002, COX-2 inhibitors generated approximately $6.0 billion in worldwide sales.

       We have created several series of proprietary nitric oxide-enhancing COX-2 inhibitors that we believe could improve the safety and efficacy of this drug class. COX-2 inhibitors have gained rapid commercial success due to their decreased gastrointestinal side effects, compared to aspirin and other commonly prescribed non-steroidal, anti-inflammatory drugs. In our laboratories, nitric oxide has been shown in animal studies to further decrease the gastrointestinal side effects of COX-2 inhibitors.

       In December 2002, we entered into an exclusive, worldwide licensing research, collaboration and licensing agreement that granted Merck marketing and sales rights to our technology for nitric oxide-enhancing COX-2 inhibitors. The research portion of the agreement is for three years and can be extended by mutual agreement. In 2003, we have received $10.0 million in license fees from Merck and $5.0 million for achieving the first milestone. In addition, we expect to receive $3.0 million in research and development funding in 2003. We are currently working with Merck to screen proprietary nitric oxide-enhancing COX-2 inhibitors in advance of clinical testing as analgesic and anti-inflammatory agents and in other specified disease areas. These agents are intended to be second-generation COX-2 inhibitors. We are entitled to milestone payments upon our successful achievement of specified research objectives and royalties on product sales.

  Nitric Oxide Stents for the Treatment of Restenosis

       Balloon angioplasty is a procedure to widen blocked arteries that have resulted from certain conditions such as high cholesterol. It is increasingly common during angioplasty to place a stent, or mesh medical device, into the diseased artery to help maintain the artery width and prevent its re-collapse, or restenosis. Several cardiovascular device companies are developing and commercializing stents coated with chemotherapeutic agents or other toxic agents designed to help reduce the risk of restenosis. We have demonstrated that a stent coated with a nitric oxide donor can significantly reduce restenosis in a variety of animal studies.

       We have entered into a development and license agreement with Boston Scientific pursuant to which we have granted Boston Scientific an exclusive worldwide license to develop and commercialize products for restenosis which incorporate these nitric oxide-releasing compounds.

       Boston Scientific made an up-front license payment to us of $1.5 million in 2001 and has made equity investments in our redeemable convertible preferred stock in 2001 and 2003 totaling $4.0 million. Boston Scientific will be obligated to make milestone payments to us if specified research, development and commercialization milestones are achieved and has also agreed to pay us royalties on the sale of any products resulting from the collaboration.

  Nitric Oxide-Enhancing NSAIDs for Inflammation and Other Development Programs

       We are utilizing our nitric oxide expertise and proprietary position to develop products for a variety of additional medical conditions. We are in various stages of discussions with potential partners in the areas of nitric oxide-enhancing non-steroidal anti-inflammatory drugs, or NSAIDs, for the treatment of pain and inflammation and the targeted delivery of nitric oxide-enhancing medicines to the kidney for acute renal failure.

       NSAIDs are among the most widely-prescribed drugs for the treatment of inflammatory conditions, including arthritis, mild to moderate pain, migraine and fever. We estimate that the worldwide market for NSAIDs is approximately $13.3 billion, almost half of which is for arthritis alone. Among the most serious side effects associated with NSAIDs are ulceration and bleeding in the gastrointestinal tract. Nitric oxide has been shown in preclinical studies to decrease the gastrointestinal side effects of NSAIDs. We have developed a proprietary approach to reducing the gastrointestinal side effects of traditional NSAIDs, including aspirin, by delivering a source of nitric oxide along with the NSAID.

       Acute renal failure is characterized by a sudden deterioration in kidney function and affects approximately 5% of all hospitalized patients. It is a serious and life-threatening condition from which more than half of the affected patients die. Nitric oxide is known to be essential to kidney function, and we believe that acute renal failure can be moderated by the targeted delivery of nitric oxide to the kidneys.

       The following table highlights those classes of nitric oxide-enhancing medicines where we have or are seeking to create intellectual property rights and where we believe we can offer a clinical benefit compared to existing FDA-approved medicines. Our efforts in these areas, except with respect to the COX-2 inhibitors for pain and inflammation, where specific preclinical compounds are being studied for advancement into clinical trials, consist of discovery-stage research primarily directed to establishing our intellectual property position:

Product Candidate and Therapeutic Area	Anticipated Clinical Benefit
Nitric Oxide-Enhancing NSAIDs and COX-2 Inhibitors
• Pain, inflammation, cancer and central nervous system diseases	• Improved gastrointestinal tolerance; accelerated ulcer healing; reduced kidney damage and hypertension
Nitric Oxide-Enhancing PDE Inhibitors
• Asthma	• Increased airway circulation; reduced lung inflammation and decreased sensitivity to airborne allergens
• Male erectile dysfunction	• Increased response rate; rapid onset of action
• Pulmonary hypertension	• Increased efficacy; longer duration of action
• Chronic obstructive airway disease	• Increased airway circulation
Nitric Oxide-Enhancing Steroids
• Allergy and asthma	• Faster onset of action; increased airway circulation
• Dermatology	• Faster onset of action; increased efficacy
Nitric Oxide-Enhancing Gastrointestinal Protectants
• Peptic ulcer	• Improved efficacy; faster onset of action
Nitric Oxide-Enhancing Arginines
• Kidney failure	• Improved sodium and water balance

Our Strategy

       Our goal is to become a leading, multi-product pharmaceutical company, focused on the discovery, development and commercialization of nitric oxide-based medicines. Key elements of our strategy include:

       Successfully commercialize BiDil.    We plan to develop an internal marketing and sales force to promote BiDil for the treatment of heart failure in African Americans. Based on the number of physicians serving the African-American heart failure market, we believe we can successfully promote BiDil with approximately 150 to 200 sales representatives. Because BiDil, if approved, will be the only heart failure treatment specifically indicated to treat African Americans with heart failure, we believe that we will be able to capture significant market share in this population.

       Develop and commercialize selected nitric oxide-enhancing versions of existing medicines with leading companies.    We intend to continue entering into collaborations with leading pharmaceutical companies where our product candidates will benefit from the marketing reach, clinical expertise and technology of the partner. Our current strategic research and development collaborations with Merck for COX-2 inhibitors and with Boston Scientific for drug-coated stents are examples of our ability to enter into collaborations with leading companies.

       Focus our internal development efforts on improved versions of existing medicines.    We believe that many pharmaceutical companies have currently marketed drugs and products that can benefit from the therapeutic attributes and the potential patent protection of our nitric oxide-enhancement. We are currently conducting research and development on five drug classes and have consolidated an intellectual property position from which we believe we can generate significant value.

       Expand our pipeline of nitric oxide-enhancing drug candidates through corporate development activities.    Our nitric oxide expertise coupled with our corporate development capabilities affords us opportunities within the nitric oxide field that others may not recognize. For example, we were well suited to appreciate the value that BiDil, a nitric oxide-enhancing medicine, could bring to African-American heart failure patients. We will continue to position ourselves to attract additional opportunities through in-licensing or other arrangements and anticipate using our planned BiDil sales force to market additional products in the future.

       Continue to protect and enhance our nitric oxide intellectual property rights and capabilities.    Because of its critical role in our on-going product development efforts, we intend to rigorously pursue the protection of our intellectual property. In order to protect and expand our current intellectual property position, we intend to invest significantly in nitric oxide-related research and development efforts, including attracting and retaining highly talented and experienced personnel.

BiDil Clinical Trials

       In the 1980s, the U.S. Veterans Administration evaluated the components of BiDil, isosorbide dinitrate and hydralazine, in two landmark studies. The first Vasodilators in Heart Failure Trial, or V-HeFT I, which began in 1980, compared the effects of a placebo, the BiDil components, and another vasodilator called prazosin in the general population. The primary endpoint of this trial was mortality over two years and the trial enrolled 642 patients who were followed for up to five years. A second study, V-HeFT II, began in 1986. This study compared the effects of enalapril, an ACE inhibitor, and the BiDil composition in the general population. The primary endpoint of this trial was mortality over two years and the trial enrolled 804 patients who were followed for up to five years. These data formed the basis of a new drug application filed by Medco Research, now King Pharmaceuticals, seeking approval of BiDil for treatment of heart failure in the general population. Medco received a non-approvable letter with respect to the application in 1997 from the FDA following a split vote at the FDA's CardioRenal Advisory Committee. The FDA review concluded that BiDil failed to satisfy typical statistical significance requirements after statistical adjustments were applied to account for multiple unplanned interim analyses that had been performed by the investigators.

       Our extensive work in the field of nitric oxide-enhancing medicines led us to believe that BiDil might be particularly well-suited to enhance in-vivo nitric oxide levels and to protect the nitric oxide after it is formed. As such, we postulated that BiDil might provide preferential survival advantages to African-American heart failure patients suffering from a deficiency of nitric oxide. In 1999, we re-analyzed V-HeFT I and II by ethnicity. Following this re-analysis and extensive discussions with the FDA, in 1999 we acquired the new drug application and a license to the BiDil intellectual property from Dr. Jay Cohn, Professor in the Department of Medicine at the University of Minnesota, who had acquired the new drug application and intellectual property from Medco Research. Our retrospective analysis of V-HeFT I, which contained 180 African-American patients, showed that BiDil reduced mortality versus placebo by 66% in African Americans with mild to moderate heart failure. These data have a p <0.004, which indicates a four in one thousand probability that this result is due to chance. In addition, re-analysis of V-HeFT II, which contained data from 215 African-American patients, showed that African-American patients treated with BiDil experienced an improvement in quality of life and statistically equivalent mortality rates as African-American patients treated with enalapril, an ACE inhibitor approved for the treatment of heart failure.

       We amended the previously-submitted new drug application for BiDil in the third quarter of 2000 with the results from these ethnicity-based re-analyses. In March 2001, the FDA advised us that results from a clearly positive clinical trial in African Americans with heart failure would, together with the satisfaction of other conditions, provide a basis for approval of BiDil. We are conducting A-HeFT at approximately 160 sites in the U.S., with a goal of enrolling 1,100 patients. A-HeFT, which is jointly sponsored by the Association of Black Cardiologists, is over 60% enrolled. A-HeFT is designed to demonstrate that BiDil, when administered together with standard heart failure therapies, can provide a combination of reduced mortality and hospitalization and improved quality of life for African Americans with heart failure.

       An independent third party designated by us performed an interim analysis of the A-HeFT clinical database in March 2003 in accordance with the protocol after 313 patients had completed the minimum of six months of patient follow-up. This interim analysis was incorporated into the study design, with the FDA's concurrence, to ascertain the appropriate number of patients to enroll and to perform an interim safety assessment. No significant treatment-related adverse drug reactions were observed. Based on the interim analysis, the independent third party calculated that the trial will need to enroll at least 900 patients to achieve statistical significance for the targeted primary clinical end points. The interim analysis also indicated that a 1,100 patient sample size would enhance the likelihood of generating statistically significant results. We expect to enroll up to 1,100 patients and to complete this study in early 2005.

Nitric Oxide's Role in Cellular Function and Disease

       In the 1980s, nitric oxide was identified as a significant molecule that regulates a wide range of important cellular functions. Robert R. Furchgott, a member of our scientific advisory board, and two others were awarded the 1998 Nobel Prize in Physiology and Medicine for this discovery.

       Recent research has also shown that nitric oxide also plays important biochemical and physiological roles in many diseases or medical conditions, including the following:

       Cardiovascular Disease.    The formation of nitric oxide in the cells that line the inner walls of blood vessels, referred to as the endothelium, has been found to play a crucial role in maintaining the dilation of the blood vessels, a process essential for the regulation of blood pressure. Nitric oxide produced by the endothelium also inhibits the clumping of platelets, which are cells in the blood that promote clotting, and the adhesion of platelets and white blood cells to the blood vessels' inner walls, thereby significantly reducing the obstruction of blood vessels that is associated with blood clots and stroke. Numerous other cardiovascular actions of nitric oxide have been reported, including maintaining sufficient blood flow to the heart muscle and regulation of the contraction of the heart muscle. Cardiovascular diseases associated with nitric oxide imbalance include atherosclerosis, high cholesterol levels, high blood pressure, pulmonary hypertension and heart failure.

       Gastrointestinal and Inflammatory Disease.    Nitric oxide is capable of influencing many of the biochemical and physiological reactions that are key to preventing or repairing injury to the gastrointestinal tract, such as stimulating mucus secretion from the mucus membrane lining the stomach and intestines and regulating the blood flow feeding the wall of the gastrointestinal tract and the mucus membrane. Nitric oxide can control inflammatory cell activation and is active on other chemical mediators in the inflammatory process. Gastrointestinal diseases in which nitric oxide may have been shown to have beneficial actions include NSAID-induced gastric injury, inflammatory bowel disease, and peptic ulcer.

       Central Nervous System Disorders.    Nitric oxide is also synthesized in nerve cells, or neurons, of the central nervous system, where it performs many physiological functions, including the formation of memory and the modulation of pain. Nitric oxide-based therapies for diseases such as epilepsy, stroke, neuroinflammatory disorders and trauma may be able to provide protection to neurons.

       Sexual Dysfunction.    In the peripheral nervous system, nitric oxide is now known to play a role in regulating some forms of vasodilation and certain gastrointestinal, respiratory and genito-urinary functions. For example, male penile erection is dependent upon nitric oxide-relaxation of genital smooth muscles, and drugs like Viagra enhance the nitric oxide-signaling pathway.

       Respiratory Disease.    Nitric oxide inhalation reduces pulmonary hypertension and improves oxygenation, the absorption of oxygen by the lungs. In inflammatory pulmonary diseases, such as asthma and chronic obstructive pulmonary disease, nitric oxide has been shown to promote airway dilation and reduce inflammation, thus reducing airway sensitivity to airborne irritants and allergens.

Corporate Collaborations

       As part of our strategy to accelerate our product development efforts, we have established collaborations with Merck Frosst Canada & Co., a Merck & Co., Inc. subsidiary, in the area of nitric oxide-enhancing COX-2 inhibitors for use in the treatment of various diseases, and Boston Scientific in the area of nitric oxide drug-coated stents to reduce restenosis. These collaborations are designed to provide us with capital and research, development and marketing capabilities. We intend to pursue other collaborations as appropriate. Since inception, all of our revenue has been derived from our collaborations with third parties. For the fiscal year ended December 31, 2002, our collaboration with Boston Scientific accounted for all of our revenue and for the six months ended June 30, 2003, Boston Scientific and Merck accounted for all of our revenue.

  Merck Agreement

       In December 2002, we entered into a research, collaboration and license agreement with Merck to jointly develop pharmaceutical products containing nitric oxide-enhancing COX-2 inhibitors. We are currently working with Merck to screen proprietary nitric oxide-enhancing COX-2 inhibitors in advance of clinical testing as analgesic and anti-inflammatory agents and in other specified disease areas. Under the terms of the agreement, we have granted Merck an exclusive worldwide, royalty-bearing license to develop, make and sell nitric oxide-enhancing COX-2 inhibitors for use in the treatment or prevention of various diseases, conditions or disorders.

       Merck has paid an up-front license fee of $10.0 million under the agreement and has agreed to make research and development payments over the three-year term of the research program, of which $3.0 million is expected to be paid in 2003. In the event that specified research, development and commercialization milestones are achieved, Merck will be obligated to make additional payments to us. In 2003, Merck made a $5.0 million payment upon the achievement of a preclinical milestone. Merck has agreed to pay royalties to us on the sale by Merck, its affiliates or any sublicensees of any products resulting from the collaboration.

       The research program may be extended beyond its initial three-year term by the parties for additional one-year periods by written agreement. Merck has the right to terminate the agreement after the initial three year research term upon 90 days' advance written notice. Each party has the right to terminate the agreement in the event of an uncured, material breach by the other party, provided that in the event of a termination by Merck for a material breach by us, Merck must continue to pay any royalty amounts due under the agreement.

  Boston Scientific Agreement

       In November 2001, we entered into a development and license agreement with Boston Scientific Corporation in the field of restenosis. Under the agreement, we are expected to deliver to Boston Scientific two nitric oxide-releasing compounds. If Boston Scientific accepts one or both of these compounds, it will have the right to incorporate them into medical devices or specialty catheters used in the treatment, reduction or inhibition of restenosis. We have granted Boston Scientific an exclusive worldwide license to develop and commercialize products for restenosis incorporating these two nitric oxide-releasing compounds. We have also granted to Boston Scientific a right of first refusal to obtain an exclusive license under our nitric oxide technologies to commercialize products for restenosis, which right of first refusal is for a period of three years after the end of the research term.

       Boston Scientific made an up-front license payment of $1.5 million to us in 2001. In the event that specified research, development and commercialization milestones are achieved, Boston Scientific is obligated to make milestone payments to us. Boston Scientific also is obligated to pay royalties to us on the sale of any products resulting from the collaboration. Boston Scientific made a $3.5 million investment in our series F junior redeemable convertible preferred stock in 2001. In August 2003, in connection with a private placement, Boston Scientific made an additional $500,000 investment in our series E redeemable convertible preferred stock.

       Boston Scientific has the right to terminate our research program at any time upon 30 days' written notice. Boston Scientific may also terminate the agreement at any time upon 60 days' written notice in the event of an uncured material breach by us, in which event Boston Scientific may elect whether the licenses we have granted shall continue in effect. Unless earlier terminated, the agreement will remain in effect until the expiration of the obligation of Boston Scientific to pay royalties under the agreement. Boston Scientific also has a right of first refusal with respect to other nitric oxide-releasing compounds we may develop for delivery through the use of implantable medical devices or via specialty catheters.

Research and Development

       Our research and development group consists of 35 employees, consisting of 15 biologists, 10 medicinal chemists, six persons engaged in clinical development and four persons engaged in patent and other research and development-related functions. Our research and development group is focusing on continuous improvement of our core technology; new materials and platforms; complementary products; and new initiatives aimed at leveraging our core technology in new market areas.

       During the fiscal years ended December 31, 2002, 2001 and 2000, and the six months ended June 30, 2003, we estimate that our total company-sponsored research and development expenses were $14.7 million, $9.9 million, $5.9 million and $6.1 million, respectively, and that our collaborator-sponsored research and development expenses were $1.2 million, $313,000, $2.1 million and $2.2 million, respectively.

Proprietary Rights and Licensing

       Our policy is to prosecute and enforce our patents and proprietary technology. We intend to continue to file United States and foreign patent applications to protect technology, inventions and improvements that are considered important to the development of our business. We will be able to protect our proprietary technologies from unauthorized use by third parties only to the extent that our proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets.

       We have 71 issued U.S. patents and 36 pending U.S. patent applications. We also have 19 issued patents and 135 pending patent applications in certain major industrial countries, including Canada, the major European market countries, Australia and Japan. Our issued U.S. and foreign patents expire on various dates between 2007 and 2023.

       BiDil.    We have two U.S. patents, expiring in 2007 and 2020, respectively, and one Canadian patent expiring in 2008, which relate to co-administration of the components of BiDil. The first U.S. patent and the Canadian patent cover methods for reducing mortality associated with chronic congestive heart failure. The second U.S. patent covers methods for reducing mortality associated with chronic congestive heart failure, for improving the quality of life, for improving oxygen consumption or improving exercise tolerance in black patients. In addition, we have filed three additional U.S. method-of-use patent applications and corresponding foreign patent applications that could provide additional patent protection for BiDil.

       Nitric Oxide-Enhancing COX-2 Inhibitors and Nitric Oxide-Enhancing NSAIDs for Inflammation.    We have three pending U.S. patent applications, which, if issued, will have expiration dates between 2020 and 2023 which disclose and claim novel nitric oxide-enhancing COX-2 inhibitors. These applications also disclose kits and methods of use for the treatment of pain, inflammation and fever, gastrointestinal disorders, disorders resulting from elevated levels of COX-2 inhibitors, for reducing renal and respiratory toxicity, for facilitating wound healing and for improving the cardiovascular profile of COX-2 inhibitors. We have also filed additional foreign patent applications relating to this technology. We have three U.S. patents, expiring in 2015, two U.S. patents, expiring in 2018, and one patent application which, if issued, will expire in 2018, which cover different compositions of matter and methods of use for the treatment of pain, inflammation, fever and gastrointestinal disorders with novel nitric oxide-enhancing NSAIDs. One pending patent application, which, if issued, will expire in 2023, discloses specific composition of matter and methods of use for the treatment of pain, inflammation and gastrointestinal disorders of novel nitric oxide-enhancing NSAIDs. We have filed additional patent applications worldwide and have been issued two Australian patents, both of which expire in 2016, and one allowed Canadian patent, which also expires in 2016.

       Nitric Oxide Stents.    We have five U.S. patents expiring on dates between 2013 and 2018 which cover the coating of medical devices with nitric oxide compounds, prevention of adverse effects associated with the use of a medical device, treatment of a damaged vessel or treatment of a damaged vascular surface in a patient by administration of a nitric oxide compounds. We have five pending U.S. patent applications which, if issued, will have expiration dates between 2021 and 2023 and which cover the composition of matter of specific nitric oxide donors or nitric oxide-linked compounds and their methods of use for the treatment of restenosis. We have filed additional patent applications worldwide, have been issued one Australian patent that expires in 2014 and have one allowed European patent which expires in 2014.

       Other Development Programs.    We also have a U.S. patent and a pending U.S. patent application, both of which expire in 2019, which disclose the methods of use of N-hydroxyguanidine compounds in the treatment of renal failure. We have also filed additional foreign patents applications covering this technology.

  License and Royalty Agreements

       Dr. Jay N. Cohn.    In January 1999, as amended in January 2001, we entered into a collaboration and license agreement with Dr. Jay N. Cohn. Under the agreement, Dr. Cohn licensed to us exclusive worldwide royalty-bearing rights to technology and inventions owned or controlled by Dr. Cohn and that relate to BiDil for the treatment of cardiovascular disease. We have agreed to make milestone payments to Dr. Cohn upon FDA approval and upon first commercial sale of products, if any, arising out of the agreement. The agreement imposes upon us an obligation to use reasonable best efforts to develop and, upon receipt of regulatory approval, manufacture, market and commercialize products based upon the licensed rights. If we fail to meet this obligation, Dr. Cohn has the right to terminate the agreement and the license granted to us under the agreement. Dr. Cohn also has the right to terminate the agreement if we materially breach the agreement and fail to remedy the breach within 30 days. We have the right to terminate the agreement at any time upon 30 days' prior written notice. Unless earlier terminated, the agreement continues in perpetuity. Pursuant to the agreement, Dr. Cohn was appointed to our scientific advisory board, entered into a consulting agreement with us and was granted an option to purchase 10,000 shares of our common stock.

       The Brigham and Women's Hospital.    In August 1992 and as amended in November 1996, we entered into a research and license agreement with The Brigham and Women's Hospital, Inc., or BWH. Under the agreement, we sponsored a research program at BWH for a period of approximately two years relating to the diagnostic, therapeutic and prophylactic use of nitric oxide and related compounds. Under the agreement, in exchange for our sponsored research funding, BWH granted us exclusive worldwide royalty-bearing rights to technology and inventions owned at the effective time of, or developed in the course of, the sponsored research program. We are applying the patents, patent applications and other intellectual property rights licensed to us by the BWH in our nitric oxide stent program. The agreement imposes on us due diligence obligations with respect to the research, development and commercialization of products based upon the licensed rights. If we fail to meet these obligations, then upon written notice the license will become non-exclusive. BWH has the right to terminate the agreement if we materially breach the agreement and fail to remedy the breach within 60 days.

       Boston University.    In June 1993, as amended in January 1999, we entered into a research and license agreement with the Trustees of Boston University, or BU. Under the agreement, we have agreed to sponsor a multi-year research program at BU in the area of nitric oxide-enhancing medicines for erectile dysfunction and ureteral relaxation. Under the agreement, in exchange for our sponsored research funding, BU has granted us exclusive worldwide royalty-bearing rights to technology and inventions owned by BU and/or for the principal investigator named in the research proposal at the effective time of, or developed in the course of, the sponsored research program. We have agreed to pay royalties to BU on all products sold or distributed by us or our affiliates which incorporate or utilize inventions, material or information specified in the agreement. The agreement imposes on us due diligence obligations with respect to the development and commercialization of products based upon the licensed rights. If we fail to meet these obligations, then upon notice by BU, the parties are required to enter into good faith negotiations, and if the parties cannot reach resolution, the license will become non-exclusive without the right to sublicense. BU has the right to terminate the agreement if we materially breach the agreement and fail to remedy the breach within 60 days. We may terminate funding of any sponsored research program on three months' prior written notice.

       FoxKiser.    In April 2001, we entered into an agreement with the law firm of FoxKiser LLC under which FoxKiser agreed to provide strategic counsel, including assistance in seeking FDA approval of BiDil. We and FoxKiser agreed that the fees owed by us to FoxKiser, including consulting services, would be deferred by us and would be paid in full within 45 days after the date on which we received written FDA approval, if any, for the first BiDil product. In further consideration for FoxKiser's services, we also agreed to pay FoxKiser a royalty on the sale of BiDil by us or a third party licensee. Our obligation to make royalty payments to FoxKiser on BiDil ends six months after the date of market introduction of an FDA-approved generic version of BiDil. The agreement continues in effect in perpetuity, unless either we or FoxKiser terminates the agreement in the event of a material breach by the other party that remains uncured for 60 days and unless renegotiation of the agreement is triggered by its terms in the event that we enter into a license or other business arrangement with a third party on terms that impose certain limitations on the royalties payable to us on sales of BiDil.

       Dr. John D. Folts.    In March 1995 and as amended in November 1996 and December 1998, we entered into an agreement with Dr. John D. Folts, a member of our scientific advisory board, pursuant to which Dr. Folts assigned to us his rights to any pending patent applications and issued patents relating to the use of nitric oxide adducts in exchange for a royalty on any products, methods or services sold or distributed by us or our licensees that are covered by the assigned patents. These patents cover technologies being used in our nitric oxide-coated stent development programs with Boston Scientific.

  Trademarks, Trade Secrets and Other Proprietary Information

       We also currently own the following U.S. trademarks:

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  BiDil®;

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  NitroMed®;

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  NitRx®; and

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  NitroMed "N" logo.

       In addition, we depend upon trade secrets, know-how and continuing technological advances to develop and maintain our competitive position. To maintain the confidentiality of trade secrets and proprietary information, we require our employees, scientific advisors, consultants and collaborators, upon commencement of a relationship with us, to execute confidentiality agreements and, in the case of parties other than our research and development collaborators, to agree to assign their inventions to us. These agreements are designed to protect our proprietary information and to grant us ownership of technologies that are developed in connection with their relationship with us. These agreements may not, however, provide protection for our trade secrets in the event of unauthorized disclosure of such information.

Manufacturing

       We have no manufacturing capabilities. We rely on third parties to manufacture bulk compounds and finished investigational medicines for research, development, preclinical and clinical trials. We currently engage Schwarz Pharma Manufacturing, Inc. for manufacture of small-scale batches of BiDil for clinical trials. Commercial quantities of BiDil and other drugs we seek to develop will have to be manufactured in facilities and by processes that comply with the FDA and other regulations. We plan to rely on third parties to manufacture commercial quantities of any products we successfully develop, including BiDil. We believe that there are several manufacturing sources available to us on commercially reasonable terms to meet our clinical and any commercial production requirements.

Marketing and Sales

       We currently have no marketing, sales or distribution capabilities. Where the geographic market is limited or where the prescriptions are written principally by a relatively small number of physicians, such as oncologists or cardiologists, we may elect to establish our own marketing organization and sales force to market and sell those products for which we obtain regulatory approval. For example, we plan to directly market BiDil, if approved, to those physicians who treat African Americans with heart failure. To this end, in the near term we intend to initiate development of those marketing and sales capabilities necessary to launch and commercialize BiDil, including beginning to build out a marketing department and planning for the hiring of a U.S. sales force, medical science liasons, and other professional services functions.

       We plan to seek third party support for those products that would benefit from the worldwide promotional support of, branding by, and the reach of, a large sales and marketing force. These products are typically those prescribed by the primary care physician. In these cases we will promote our products in collaboration with marketing partners or rely on relationships with one or more companies with established sales forces and distribution systems spread around the world. Our partnerships with Merck in nitric oxide-enhancing COX-2 inhibitors and Boston Scientific in coated stents are examples of areas in which we have sought partners.

Competition

       We and our corporate collaborators face intense competition from a wide range of pharmaceutical and life science companies, as well as academic and research institutions and government agencies. These competitors include organizations that are pursuing the same or similar technologies to those which constitute our technology platform and from organizations that are developing and commercializing pharmaceutical products that are competitive with our potential products.

       We believe that competition for our BiDil product and other nitric oxide-enhancing cardiovascular medicines that we and our corporate collaborators may develop will initially come from companies currently marketing and selling therapeutics to treat heart failure in the general population. These competitors include GlaxoSmithKline, plc, Merck & Co., Inc. and Pfizer Inc. We expect that COX-2 inhibitors currently marketed by Pfizer Inc. and Novartis Pharma, AG will compete with our and our corporate collaborators' nitric oxide-enhancing COX-2 inhibitor products under development. In the field of stents, we believe that competition will come from Cordis Corporation, a Johnson & Johnson Company, Guidant Corporation and Medtronic, Inc.

       We also face competition from other companies that are active in or entering into the area of nitric oxide-based therapeutics. We are aware of four companies working in the area of nitric-oxide therapeutics:

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  GB Therapeutics, of Ontario, Canada, which is in early stage preclinical development of nitrate medicines for Alzheimer's disease, Parkinson's disease and dementia;

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  NicOx S.A., a French company, which is engaged in the research and development of nitric-oxide releasing derivatives of existing drug classes;

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  OxoN Medica, of California, which is in preclinical development of drug targets for diseases resulting from dysfunction of the endothelial cells that line the inside of blood vessel walls; and

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  Vasopharm BIOTECH GmbH, of Germany, which is focused on disease mechanisms involving nitric oxide signaling pathways within the vascular wall.

       We intend to compete with these companies on the basis of our intellectual property portfolio, the expertise of our scientific personnel and our nitric oxide technologies. Principal competitive factors in our industry include:

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  improved patient outcomes;

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  cost-effectiveness;

  •
  acceptance by physicians and other health care providers;

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  the quality and breadth of an organization's technology;

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  the skill of an organization's employees and its ability to recruit and retain skilled employees;

  •
  an organization's intellectual property protection;

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  development, sales and marketing capabilities; and

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  the availability of substantial capital resources to fund development and commercialization activities.

       Many of the companies competing against us have financial and other resources substantially greater than our own. In addition, many of our competitors have significantly greater experience in testing pharmaceutical and other therapeutic products, obtaining FDA and other regulatory approvals of products for use in health care, and marketing and selling those products. Accordingly, our competitors may succeed more rapidly than we will in obtaining FDA approval for products and achieving widespread market acceptance. If we obtain necessary regulatory approval and commence significant commercial sales of our products, we will also be competing with respect to manufacturing efficiency and marketing capabilities, areas in which we have limited or no experience.

Regulatory Matters

  FDA Requirements for New Drug Compounds

       The research, testing, manufacture and marketing of drug products are extensively regulated by numerous governmental authorities in the United States and other countries. In the United States, drugs are subject to rigorous regulation by the FDA. The Federal Food, Drug, and Cosmetic Act, and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, labeling, promotion and marketing and distribution of pharmaceutical products. Failure to comply with applicable regulatory requirements may subject a company to a variety of administrative or judicially-imposed sanctions and/or the inability to obtain or maintain required approvals or to market approved drug products.

       The steps ordinarily required before a new pharmaceutical product may be marketed in the United States include preclinical laboratory tests, animal tests and formulation studies, the submission to the FDA of a notice of claimed investigational exemption or an investigational new drug application, which must become effective before clinical testing may commence, and adequate and well-controlled clinical trials to establish the safety and effectiveness of the drug for each indication for which FDA approval is sought. Satisfaction of FDA pre-market approval requirements typically takes several years and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease. Government regulation may delay or prevent marketing of potential products for a considerable period of time and impose costly procedures upon a manufacturer's activities. Success in early stage clinical trials does not assure success in later stage clinical trials. Data obtained from clinical activities is not always conclusive and may be susceptible to varying interpretations that could delay, limit or prevent regulatory approval. Even if a product receives regulatory approval, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market.

       Preclinical tests include laboratory evaluation of product chemistry and formulation, as well as animal trials to assess the potential safety and efficacy of the product. The conduct of the preclinical tests and formulation of compounds for testing must comply with federal regulations and requirements. The results of preclinical testing are submitted to the FDA as part of an investigational new drug application.

       A 30-day waiting period after the filing of each investigational new drug application is required prior to the commencement of clinical testing in humans. If the FDA has not commented on or questioned the investigational new drug application within this 30-day period, clinical trials may begin. If the FDA has comments or questions, the questions must be answered to the satisfaction of the FDA before initial clinical testing can begin. In addition, the FDA may, at any time, impose a clinical hold on ongoing clinical trials. If the FDA imposes a clinical hold, clinical trials cannot commence or recommence without FDA authorization and then only under terms authorized by the FDA. In some instances, the investigational new drug application process can result in substantial delay and expense.

       Clinical trials involve the administration of the investigational new drug to healthy volunteers or patients under the supervision of a qualified investigator. Clinical trials must be conducted in compliance with federal regulations and requirements, under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. Each protocol involving testing on U.S. subjects must be submitted to the FDA as part of the investigational new drug application. The study protocol and informed consent information for patients in clinical trials must also be approved by the institutional review board at each institution where the trials will be conducted.

       Clinical trials to support new drug applications for marketing approval are typically conducted in three sequential phases, but the phases may overlap. In Phase I, the initial introduction of the drug into healthy human subjects or patients, the drug is tested to assess metabolism, pharmacokinetics and pharmacological actions and safety, including side effects associated with increasing doses. Phase II usually involves trials in a limited patient population, to determine dosage tolerance and optimum dosage, identify possible adverse effects and safety risks, and provide preliminary support for the efficacy of the drug in the indication being studied.

       If a compound demonstrates evidence of effectiveness and an acceptable safety profile in Phase II evaluations, Phase III trials are undertaken to further evaluate clinical efficacy and to further test for safety within an expanded patient population, typically at geographically dispersed clinical trial sites. Phase I, Phase II or Phase III testing of any product candidates may not be completed successfully within any specified time period, if at all.

       After successful completion of the required clinical testing, generally a new drug application is prepared and submitted to the FDA. FDA approval of the new drug application is required before marketing of the product may begin in the United States. The new drug application must include the results of extensive clinical and other testing and a compilation of data relating to the product's pharmacology, chemistry, manufacture, and controls. The cost of preparing and submitting a new drug application is substantial. Under Federal law, the submission of new drug applications are additionally subject to substantial application user fees, currently exceeding $500,000, and the manufacturer and/or sponsor under an approved new drug application are also subject to annual product and establishment user fees, currently exceeding $30,000 per product and $200,000 per establishment. These fees are typically increased annually.

       The FDA has 60 days from its receipt of a new drug application to determine whether the application will be accepted for filing based on the agency's threshold determination that the new drug application is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review of the new drug application. Under federal law, the FDA has agreed to certain performance goals in the review of new drug applications. Most such applications for non-priority drug products are reviewed within ten months. The review process is often significantly extended by FDA requests for additional information or clarification regarding information already provided in the submission. The FDA may also refer applications for novel drug products or drug products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee.

       If FDA evaluations of the new drug application and the manufacturing facilities are favorable, the FDA may issue an approval letter, or, in some cases, an approvable letter followed by an approval letter. An approvable letter generally contains a statement of specific conditions that must be met in order to secure final approval of the new drug application. If and when those conditions have been met to the FDA's satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. As a condition of new drug application approval, the FDA may require post approval testing and surveillance to monitor the drug's safety or efficacy and may impose other conditions, including labeling restrictions which can materially impact the potential market and profitability of the drug. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing.

       Once the new drug application is approved, a product will be subject to certain post-approval requirements, including requirements for adverse event reporting and submission of periodic reports. Additionally, the FDA also strictly regulates the promotional claims that may be made about prescription drug products. In particular, the FDA requires substantiation of any claims of superiority of one product over another including, in many cases, requirements that such claims be proven by adequate and well controlled head-to-head clinical trials. To the extent that market acceptance of our products may depend on their superiority over existing therapies, any restriction on our ability to advertise or otherwise promote claims of superiority, or requirements to conduct additional expensive clinical trials to provide proof of such claims, could negatively effect the sales of our products and/or our costs.

       If the FDA's evaluation of the new drug application submission or manufacturing facilities is not favorable, the FDA may refuse to approve the new drug application or issue a not approvable letter. The not approvable letter outlines the deficiencies in the submission and often requires additional testing or information in order for the FDA to reconsider the application. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. With limited exceptions, FDA may withhold approval of a new drug application regardless of prior advice it may have provided or commitments it may have made to the sponsor.

       Once a new drug application is approved, the product covered thereby becomes a "listed drug" which can, in turn, be cited by potential competitors in support of approval of an abbreviated new drug application. An abbreviated new drug application provides for marketing of a drug product that has the same active ingredients in the same strengths and dosage form as the listed drug and has been shown through bioequivalence testing to be therapeutically equivalent to the listed drug. There is no requirement, other than the requirement for bioequivalence testing, for an abbreviated new drug application applicant to conduct or submit results of pre-clinical or clinical tests to prove the safety or effectiveness of its drug product. Drugs approved in this way are commonly referred to as "generic equivalents" to the listed drug, are listed as such by the FDA, and can often be substituted by pharmacists under prescriptions written for the original listed drug. Federal law provides for a period of three years of exclusivity following approval of a listed drug that contains previously approved active ingredients but is approved in a new dosage, dosage form, route of administration or combination, or for a new use, the approval of which was required to be supported by new clinical trials conducted by or for the sponsor, during which such three year period FDA cannot grant effective approval of an abbreviated new drug application based on that listed drug. Federal law also provides a period of five years following approval of a drug containing no previously approved active ingredients, during which abbreviated new drug applications for generic versions of those drugs cannot be submitted unless the submission accompanies a challenge to a listed patent, in which case the submission may be made four years following the original product approval. Additionally, in the event that the sponsor of the listed drug has properly informed FDA of patents covering its listed drug, applicants submitting an abbreviated new drug application referencing that drug are required to certify whether they intend to market their generic products prior to expiration of those patents. If an abbreviated new drug application applicant certifies that it believes one or more listed patents are invalid or not infringed, it is required to provide notice of its filing to the new drug application sponsor and the patent holder. If the patent holder then initiates a suit for patent infringement against the abbreviated new drug application sponsor within 45 days of receipt of the notice, FDA cannot grant effective approval of the abbreviated new drug application until either 30 months has passed or there has been a court decision holding that the patents in question are invalid or not infringed. If the abbreviated new drug application applicant certifies that it does not intend to market its generic product before some or all listed patents on the listed drug expire, then FDA cannot grant effective approval of the abbreviated new drug application until those patents expire. The first abbreviated new drug applicant(s) submitting substantially complete applications certifying that listed patents for a particular product are invalid or not infringed may qualify for a period of 180 days after a court decision of invalidity or non-infringement or after its begins marketing its product, whichever occurs first, during which subsequently submitted abbreviated new drug applications cannot be granted effective approval.

       From time to time, including presently, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the approval, manufacturing and marketing of drug products. In addition, FDA regulations and guidance are often revised or reinterpreted by the agency in ways that may significantly affect our business and our products. It is impossible to predict whether legislative changes will be enacted, or FDA regulations, guidance or interpretations changed, or what the impact of such changes, if any, may be.

  FDA Requirements for Medical Devices

       Drugs that are incorporated into medical devices, such as drug-coated stents, are potentially subject to regulatory requirements applicable to medical devices as well as those applicable to drugs. For review purposes, applications for approval of drug-coated stents have been assigned by FDA primarily to the FDA Center for Devices and Radiological Health, which consults with the FDA Center for Drug Evaluation and Research on issues relating to the drug component of the product. The FDA has recently established an Office of Combination Products within the office of the FDA Commissioner and has published revised regulations implementing statutory requirements directed at ensuring prompt and consistent regulation of drug/device combination products. However, because of the limited experience with combination product review, the manner in which it may be modified and applied in the future to similar or different types of products is unpredictable. This uncertainty, and the complexity inherent in the testing and review of combination drug/device products, may lead to significant delays and additional costs in the process of developing and seeking approval to market such products.

       Medical devices are regulated by the FDA according to their classification. The FDA classifies a medical device into one of three categories based on the device's risk and what is known about the device. The three categories are as follows:

       Class I devices are generally lower risk products for which sufficient information exists establishing that general regulatory controls provide reasonable assurance of safety and effectiveness. Most class I devices are exempt from the requirement for premarket notification under section 510(k) of the Federal Food, Drug, and Cosmetic Act. FDA clearance of a premarket notification is necessary prior to marketing a non-exempt class I device in the United States.

       Class II devices are devices for which general regulatory controls are insufficient to provide reasonable assurance of safety and effectiveness and for which there is sufficient information to establish special controls, such as guidance documents or performance standards, to provide a reasonable assurance of safety and effectiveness. Clearance of 510(k) notification is necessary prior to marketing a non-exempt class II device in the United States.

       Class III devices are devices for which there is insufficient information demonstrating that general and special controls will provide a reasonable assurance of safety and effectiveness. Typical Class III devices are life-sustaining, life-supporting or implantable devices, or devices posing substantial risk. Unless a device is a preamendments device that is not subject to a regulation requiring a premarket approval application, the FDA generally must approve a premarket approval application prior to the marketing of a class III device in the United States. Under current law and regulations, we expect that drug-coated stents will be treated as Class III devices, to the extent that they are regulated as devices, and that approval of a device premarket approval application will be required to obtain authorization to market such products.

       The premarket approval application process is expensive and uncertain and includes the imposition at the time of submission of significant device user fees. A premarket approval application must be supported by valid scientific evidence, which typically includes extensive data, including preclinical data and clinical data from well-controlled or partially controlled clinical trials, to demonstrate the safety and effectiveness of the device. Product and manufacturing and controls specifications and information must also be provided. The FDA may refuse to accept a premarket approval application for filing and often will require additional clinical trial data or other information before approval. Obtaining approval can take several years and approval may be conditioned on, among other things, the conduct of postmarket clinical studies or surveillance. Reduced device user fees also apply to most premarket approval supplements. Any subsequent change to an approved device that affects the safety or effectiveness of the device will require approval of a supplemental premarket approval application. We cannot be sure that approval of a premarket approval application or premarket approval application supplement will be granted on a timely basis, if at all, or that the FDA's approval process will not involve costs and delays that will adversely affect our ability to commercialize our products. In the case of a combination drug/device product such as a drug-coated stent, the need for consultation with drug reviewers and the potential application of drug standards as well as device standards to different aspects of the product, its manufacturing process, and the associated FDA review processes may significantly increase the complexity, costs and potential delays involved in obtaining marketing approval.

       Whether or not a product is required to be approved before marketing, we must comply with strict FDA requirements applicable to devices, including quality system requirements pertaining to all aspects of our product design and manufacturing process, such as requirements for packaging, labeling, record keeping, including complaint files, and corrective and preventive action related to product or process deficiencies. The FDA enforces its quality system requirements through periodic inspections of medical device manufacturing facilities. In addition, Medical Device Reports must be submitted to the FDA to report device-related deaths or serious injuries, and malfunctions the recurrence of which would likely cause serious injury or death. Medical device reports can result in agency action such as inspection, recalls, and patient/physician notifications, and are often the basis for agency enforcement actions. Because the reports are publicly available, they can also become the basis for private tort suits, including class actions and unfavorable publicity.

       As with drugs, the promotion of medical devices is regulated by the FDA and violations of FDA policies and regulations with respect to promotional activities may result in significant administrative and court sanctions.

  Foreign Regulation of New Drug Compounds and Medical Devices

       Approval of a product by comparable regulatory authorities may be necessary in foreign countries prior to the commencement of marketing of the product in those countries, whether or not FDA approval has been obtained. The approval procedure varies among countries and can involve requirements for additional testing. The time required may differ from that required for FDA approval. Although there are some procedures for unified filings for some European countries with the sponsorship of the country which first granted marketing approval, in general each country has its own procedures and requirements, many of which are time consuming and expensive. Thus, there can be substantial delays in obtaining required approvals from foreign regulatory authorities after the relevant applications are filed.

       In Europe, marketing authorizations may be submitted at a centralized, a decentralized or a national level. The centralized procedure is mandatory for the approval of biotechnology products and provides for the grant of a single marketing authorization which is valid in all European Union member states. As of January 1995, a mutual recognition procedure is available at the request of the applicant for all medicinal products which are not subject to the centralized procedure. We will choose the appropriate route of European regulatory filing to accomplish the most rapid regulatory approvals. However, our chosen regulatory strategy may not secure regulatory approvals on a timely basis or at all.

  Hazardous Materials

       Our research and development processes involve the controlled use of hazardous materials, chemicals and radioactive materials and produce waste products. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous materials and waste products. We do not expect the cost of complying with these laws and regulations to be material.

Scientific Advisors

       We seek advice from a number of leading scientists and physicians on scientific and medical matters. Our scientific advisory board is chaired by our founder, Joseph Loscalzo, M.D., Ph.D., and meets regularly to assess:

  •
  our research and development programs;

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  the design and implementation of our clinical programs;

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  our patent and publication strategies;

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  market opportunities from a clinical perspective;

  •
  new technologies relevant to our research and development programs; and

  •
  specific scientific and technical issues relevant to our business.

       The current members of our scientific advisory board are:

Name	Position/ Institutional Affiliation
Joseph Loscalzo, M.D., Ph.D.	Chairman, Department of Medicine, Boston University School of Medicine; Physician in Chief, Boston Medical Center
Jay N. Cohn, M.D.	Professor of Medicine, Cardiovascular Division, University of Minnesota Medical School
Martin Feelisch, Ph.D.	Professor of Medicine, Boston University School of Medicine
John D. Folts, Ph.D.
Director, Coronary Thrombosis Research and Prevention Laboratory, Department of Medicine, University of Wisconsin-Madison and Professor of Medicine and Nutritional Science, University of Wisconsin School of Medicine
Robert F. Furchgott, Ph.D.	Professor of Pharmacology, Medical University of South Carolina and Nobel Laureate for his work on nitric oxide
Michael A. Marletta, Ph.D.	Professor of Biochemistry and Molecular Biology, University of California, Berkeley
Kevin McIntyre, M.D., J.D.	Associate Clinical Professor of Medicine, Harvard Medical School
Ínigo Saenz de Tejada, M.D.	President, Fundación para la Investigación y el Desarrollo en Andrología, Madrid Spain

Employees

       As of July 31, 2003, we had 40 full-time employees, 35 of whom were engaged in research and development and five of whom were engaged in management, administration and finance. Of our employees, 20 hold M.D. or Ph.D. degrees. None of our employees are represented by a labor union or covered by a collective bargaining agreement, nor have we experienced work stoppages. We believe that relations with our employees are good.

Properties

       We lease a facility that contains approximately 40,000 square feet of laboratory and office space in Bedford, Massachusetts. The lease has a term ending in May 2004. We are currently engaged in discussions with a third party regarding a lease of new facilities. We expect to enter into a new lease for approximately 50,000 square feet of laboratory and office space in the Boston area prior to the termination of our existing lease. We believe that such space will be available to us on commercially reasonable terms.

Legal Proceedings

       We are currently not a party to any material legal proceedings.

MANAGEMENT

Directors and Executive Officers

       Our directors and executive officers and their ages and positions as of August 1, 2003, are set forth below:

Name	Age	Title
Argeris Karabelas, Ph.D.	51	Chairman of the Board of Directors
Michael D. Loberg, Ph.D.	56	Chief Executive Officer and Director
Manuel Worcel, M.D.	64	President and Chief Medical Officer
L. Gordon Letts, Ph.D.	55	Senior Vice President, Research and Development and Chief Scientific Officer
Joseph Grimm	52	Senior Vice President, Business Development and Chief Financial Officer, Treasurer and Secretary
Robert S. Cohen	60	Director
Zola Horovitz, Ph.D.	68	Director
Mark Leschly	34	Director
John W. Littlechild	51	Director

       Mr. Cohen and Drs. Karabelas and Horovitz are the members of our audit committee. Dr. Karabelas and Messrs. Cohen and Leschly are the members of our compensation committee. Dr. Horovitz and Messrs. Leschly and Littlechild are the members of our nominating and corporate governance committee.

       Argeris Karabelas, Ph.D. has served as a member of our board of directors since January 2002 and as our Chairman since August 2003. Since November 2001, he has been a partner in Care Capital LLC, a life sciences investment firm. From June 2000 to November 2001, Dr. Karabelas served as Chairman of Novartis BioVentures Ltd., a private equity firm affiliated with Novartis A.G., a pharmaceutical company. Dr. Karabelas has also served as Chief Executive Officer of Worldwide Pharmaceuticals for Novartis AG from January 1998 to July 2000. He is a member of the Scientific Advisory Council of Massachusetts General Hospital and the Visiting Committee for Health Sciences and Technology at Massachusetts Institute of Technology. In addition, Dr. Karabelas serves as a director of Halsey Drug Co., Inc., Human Genome Sciences, Inc. and SkyePharma plc. Dr. Karabelas holds a Ph.D. in pharmacokinetics from the Massachusetts College of Pharmacy.

       Michael D. Loberg, Ph.D. has served as a member of our board of directors and as our Chief Executive Officer since September 1997. From 1996 to January 1997, Dr. Loberg served as President of Bristol-Myers Squibb Company's Oncology and Immunology division, a pharmaceuticals company. From 1994 to 1996, Dr. Loberg served as President of Bristol-Myers Squibb Company's U.S. Primary Care division. Dr. Loberg also serves as a director of Advanced Magnetics, Inc. Dr. Loberg holds a B.S. in chemistry from Trinity College and a Ph.D. in chemistry from Washington University.

       Manuel Worcel, M.D. has served as our President since September 1993 and became our Chief Medical Officer in 1997. From 1993 to 1997, Dr. Worcel also served as our Chief Executive Officer and as a director. From 1989 to 1993, Dr. Worcel served as Head of Cardiovascular Research and Development of Ciba Geigy Corp., a pharmaceutical company. Dr. Worcel has served as a professor at the Institut de la Sante et de la Recheherche Medicale in France and is currently a Fellow of the Hypertension Council of the American Heart Association. Dr. Worcel holds a M.D. from the University of Buenos Aires.

       L. Gordon Letts, Ph.D. has served as our Senior Vice President, Research and Development and as our Chief Scientific Officer since May 1997. From December 1993 to May 1997, Dr. Letts served as our Vice President, Research. From 1987 to 1993, he served as Director of Pharmacology for Boehringer Ingelheim Pharmaceuticals, a United States subsidiary of a German pharmaceuticals company. Dr. Letts currently serves as a Vice President of the International Association of Inflammation Societies and serves on the scientific advisory board of IPS Pharma, Inc., a privately-held biopharmaceutical company. Dr. Letts holds a Ph.D. in pharmacology from Sydney University.

       Joseph Grimm has served as our Senior Vice President, Business Development, and as our Chief Financial Officer since April 1999. From October 1997 to January 1999, he served as Chief Financial Officer of Alpha-Beta Technology, Inc., a biopharmaceutical company, and from May 1986 to April 1997, he served as Vice President Finance and Treasurer of Genetics Institute, Inc., a biopharmaceutical company. Mr. Grimm holds a B.A. from the University of Wisconsin and a M.B.A. from the University of Minnesota.

       Robert S. Cohen has served as a member of our board of directors since July 1997. Mr. Cohen has seved as a consultant to pharmaceutical and biotechnology companies for the past two years. From October 1999 to May 2001, Mr. Cohen served as Chief Executive Officer of Memory Pharmaceuticals Corp., a pharmaceutical company. From March 1997 to June 1999, Mr. Cohen served as President and Chief Executive Officer of Shire Laboratories Inc., a drug delivery company. Mr. Cohen also served first as Chief Operating Officer and then Chief Executive Officer of Pharmavene Inc. which subsequently merged with Shire Pharmaceutical Group, plc. Mr. Cohen holds a B.S. and an M.S. degree from Brooklyn College of Pharmacy of Long Island University and attended the Harvard Business School Advanced Management Program.

       Zola P. Horovitz, Ph.D. has served as a member of our board of directors since September 1997. Dr. Horovitz has served as a consultant to the pharmaceutical and biotechnology industries since 1994. Prior to his retirement in 1994, Dr. Horovitz served as Vice President, Business Development and Planning for Bristol-Myers Squibb Company. He also serves as a Director of Avigen, Inc., BioCryst Pharmaceuticals, Inc., Diacrin, Inc., DOV Pharmaceutical, Inc., Genaera Corporation, Paligent Inc. and Palatin Technologies, Inc. Dr. Horovitz holds a Ph.D. in pharmacology from the University of Pittsburgh.

       Mark Leschly has served as a member of our board of directors since September 1996. Since July 1999, Mr. Leschly has been a Managing Partner with Rho Capital Partners, an investment and venture capital management company. Starting in July 1994 to July 1999, Mr. Leschly was an associate and then a General Partner of HealthCare Ventures, L.L.C., a venture capital management company. From September 1991 to June 1993, Mr. Leschly served as a consultant for McKinsey & Co., a management consulting company. In addition to being a director of Diversa Corporation, a biotechnology company, Mr. Leschly is a director of a number of private companies. Mr. Leschly holds a B.A. degree from Harvard University and an M.B.A. from the Stanford Graduate School of Business.

       John W. Littlechild has served as a member of our board of directors since June 1999. Mr. Littlechild previously served as our President from inception to May 1993 and as a director from May 1992 to December 1997. Since January 1991, he has served as General Partner of HealthCare Ventures, L.L.C., a venture capital management company. He currently serves on the Executive Committee of the Board of Fellows for Harvard Medical School as well as on the Science and Technology Committee and as Chairman of the Microbiology Department Advisory Board. Mr. Littlechild also serves as a director of Diacrin, Inc., Dyax Corp. and

Orthofix International NV. Mr. Littlechild holds a B.Sc. from the University of Manchester in England and an M.B.A. from Manchester Business School.

Board of Directors

       The board of directors is fixed at seven members and we currently have one vacancy on the board. The terms of service of each director will expire upon the election and qualification of successor directors at our annual meeting of stockholders. Our amended and restated by-laws provide that the authorized number of directors may be changed only by resolution of the board of directors or by the stockholders.

       Each executive officer is elected by, and serves at the discretion of, the board of directors. Each of our executive officers and directors, other than non-employee directors, devotes his or her full time to the affairs of the company. Each of our directors currently serves on the board of directors pursuant to a stockholders' agreement. The provisions of the stockholders' agreement relating to the nomination of directors will terminate upon the closing of this offering. There are no family relationships among any of our directors or officers.

Board Committees

       Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The members of each committee are appointed by the board of directors and serve one-year terms.

  Audit Committee

       We have an audit committee consisting of Mr. Cohen and Drs. Karabelas and Horovitz. The audit committee assists our board of directors in its oversight of:

  •
  the integrity of our financial statements;

  •
  the independent auditor's qualifications and independence; and

  •
  the performance of our independent auditors.

       The audit committee has direct responsibility for the appointment, compensation, retention and oversight of the work of our independent auditors, Ernst & Young LLP. In addition, the audit committee must approve any related-party transaction entered into by us. We believe that each member of the audit committee satisfies the requirements for membership established by the NASDAQ National Market and the SEC.

  Compensation Committee

       We have a compensation committee consisting of Dr. Karabelas and Messrs. Cohen and Leschly. The compensation committee reviews, and makes recommendations to the board of directors regarding, the compensation and benefits of our executive officers and key managers. The compensation committee also administers the issuance of stock options and other awards under our stock plans and establishes and reviews policies relating to the compensation and benefits of our employees and consultants.

  Nominating and Corporate Governance Committee

       We have a nominating and corporate governance committee consisting of Dr. Horovitz and Messrs. Leschly and Littlechild. The purpose of the nominating and corporate governance committee is to:

  •
  identify and nominate members of the board of directors;

  •
  develop and recommend to the board of directors a set of corporate governance principles applicable to the Company; and

  •
  oversee the evaluation of the board of directors and management.

       Procedures for the consideration of director nominees recommended by stockholders are set forth in our amended and restated by-laws which will be effective upon completion of this offering.

Compensation of Directors

       Effective August 2003, we compensate our directors for service on the board of directors in the amount of $4,000 per quarter. In addition, members of the audit committee will receive $2,000 per committee meeting and members of the compensation committee and nominating and corporate governance committee will receive $1,000 per committee meeting. The chair of the audit committee will receive an additional $2,000 per year and the chair of the compensation committee and nominating and governance committee will each receive an additional $1,000 per year. Directors are reimbursed for reasonable travel and other expenses incurred in connection with attending meetings of the board of directors and its committees.

       Directors are also eligible to participate in our amended and restated 2003 stock incentive plan. In August 2003, the board of directors adopted a program under which each non-employee director is eligible to receive an option to purchase 20,000 shares of our common stock upon his appointment to the board and also is eligible to receive an annual grant of an option to purchase 10,000 shares of our common stock at each year's annual meeting at which he serves as a director. All options granted under our director option program vest in four equal annual installments beginning on the first anniversary of the grant date. Each option terminates on the earlier of ten years from the date of grant or 90 days after the optionee ceases to serve as a director, except in the case of death or disability, in which event the option terminates three months from the date of the director's death or disability. Mr. Loberg's options terminate one year from his death or disability. The exercise price of these options equals the fair market value of our common stock on the date of grant.

       In accordance with our director stock option program in effect prior to August 2003, in 2002 we granted the following stock options to our non-employee directors:

Name of Director	Number of Shares
Robert S. Cohen	5,000
Argeris Karabelas	17,500
Zola Horovitz	5,000
Mark Leschly	5,000
John W. Littlechild	5,000

Compensation Committee Interlocks and Insider Participation

       None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, or of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee. None of the current members of our compensation committee has ever been our employee.

Executive Compensation

       The table below sets forth the total compensation paid or accrued for the fiscal year ended December 31, 2002 for our chief executive officer and each of our four most highly compensated other executive officers who were serving as executive officers on December 31, 2002 and whose total annual compensation exceeded $100,000 for the year ended December 31, 2002. We refer to these officers as our named executive officers.

Summary Compensation Table

	Annual Compensation			Long-Term Compensation Awards
Name and Principal Position	Salary	Bonus	Other Annual Compensation	Securities Underlying Options (#)	All Other Compensation
Michael D. Loberg, Ph.D. Chief Executive Officer	$304,560	$90,577	$293,208(1)	—	$1,032	(2)
Manuel Worcel, M.D. President and Chief Medical Officer	246,774	52,439	—	—	1,558	(2)
L. Gordon Letts, Ph.D. Senior Vice President, Research and Development and Chief Scientific Officer	227,689	46,750	35,843(3)	65,000	490	(2)
Joseph Grimm Senior Vice President, Business Development, Chief Financial Officer, Treasurer, and Secretary	205,947	38,512	—	—	430	(2)

(1)
Amount represents loan forgiveness, in September 2002, of principal and accrued interest, including a gross up on taxable amounts resulting from the forgiveness of interest.

(2)
Amount represents the payment of premiums on group term life insurance.

(3)
Amount represents loan forgiveness, ending in January 2002, of principal and accrued interest, including a gross up on taxable amounts resulting from the forgiveness of both principal and interest.

Option Grants in Last Fiscal Year

       The following table sets forth each grant of stock options during the fiscal year ended December 31, 2002 to each of the named executive officers. The potential realizable value set forth in the last column of the table is calculated based on the term of the option at the time of grant, which is ten years. This value is based on assumed rates of stock price appreciation of 5% and 10% compounded annually from the date of grant until their expiration date, assuming a fair market value equal to an assumed initial public offering price of $      , minus the applicable exercise price. These numbers are calculated based on the requirements of the SEC and do not reflect our estimate of future stock price growth. Actual gains, if any, on stock option exercises will depend on the future performance of the common stock and the date on which the options are exercised.

Option Grants in Last Fiscal Year

					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
		Percent of Total Options Granted to Employees in Fiscal Year
	Number of Securities Underlying Options Granted
Name			Exercise Price	Expiration Date
					5%	10%
Michael D. Loberg, Ph.D.	—	—	—	—	—	—
Manuel Worcel, M.D.	—	—	—	—	—	—
L. Gordon Letts, Ph.D. (1)	65,000	26%	$2.00	3/12/2012	—	—
Joseph Grimm	—	—	—	—	—	—

(1)
This option vests and becomes exercisable in four equal annual installments beginning on December 12, 2003. The exercise price per share was determined to be equal to the fair market value per share of our common stock as valued by our board of directors on the date of grant.

Option Exercises and Fiscal Year-End Option Values

       The following table sets forth information for each of the named executive officers regarding the number of shares subject to both exercisable and unexercisable stock options, as well as the value of unexercisable in-the-money options, as of December 31, 2002. There was no public trading market for our common stock as of December 31, 2002. Accordingly, the value of the unexercised in-the-money options at fiscal year end has been calculated by determining the difference between the exercise price per share and the fair market value of our common stock at fiscal year end, $2.00, as determined by our board of directors.

Aggregated Option
Exercises in Last Fiscal Year and Fiscal Year-End Option Values

			Securities Underlying Unexercised Options at December 31, 2002		Value of Unexercised In-The-Money Options at December 31, 2002
Name	Shares Acquired on Exercise	Value Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
Michael D. Loberg, Ph.D.	—	—	190,235	64,765	$216,335	$13,836
Manuel Worcel, M.D.	—	—	335,886	33,858	395,207	7,951
L. Gordon Letts, Ph.D.	—	—	264,791	98,859	301,006	7,951
Joseph Grimm	—	—	83,297	48,003	97,433	34,977

Employment Letters

       We have entered into employment letters with each of our executive officers: Dr. Loberg; Dr. Worcel; Dr. Letts and Mr. Grimm. Each of these agreements provide for severance payments in the event of a termination by us without cause up to an amount equal to six months of such executive officer's base salary. In addition, these agreements include the following terms:

  •
  Dr. Worcel's agreement provides that in the event of a sale of our company prior to July 1 of any calendar year, Dr. Worcel will receive 50% of his scheduled bonus for such year, and if such sale occurs anytime after July 1 of any calendar year, he will be entitled to 100% of his scheduled bonus for such year.

  •
  Mr. Grimm's agreement provides that if he is terminated without cause within one year following a change in control of NitroMed, all options held by Mr. Grimm will vest and become immediately exercisable, shares of restricted stock held by him, if any, will become free of restrictions of repurchase, and he will be entitled to a severance payment equal to one year's base salary. For this purpose, termination without cause will include a constructive termination defined to include a reduction in his responsibilities, compensation and/or benefits or a relocation of greater than a 50 mile radius from our executive office at the time of termination.

       Each executive officer has signed our standard form of invention and non-disclosure agreement, providing for protection of our confidential information and ownership of intellectual property developed by such executive officer and our standard form of non-competition and non-solicitation agreement, providing for a one year non-compete and one year non-solicitation agreement.

Employee Benefit Plans

  Restated 1993 Equity Incentive Plan and Amended and Restated 2003 Stock Incentive Plan

       Our restated 1993 equity incentive plan, or 1993 plan, was initially adopted by our board of directors and stockholders effective on December 2, 1993. As of August 1, 2003, 2,288,200 shares of common stock were authorized for issuance under the 1993 plan, of which 2,155,201 shares were subject to outstanding options at a weighted average exercise price of $1.20 per share, and 6,175 shares were available for future grant.

       Our amended and restated 2003 stock incentive plan, or 2003 plan, was initially adopted by our board of directors on March 25, 2003 and approved by our stockholders effective as of May 12, 2003. As of August 1, 2003, 800,000 shares of common stock were authorized for issuance under the 2003 plan, of which 412,000 shares were subject to outstanding options at a weighted average exercise price of $2.00 per share, no shares were outstanding as restricted stock and 388,000 shares were available for future grant. On August 18, 2003, our board of directors approved, subject to stockholder approval, an increase in the number of shares of common stock reserved for issuance under our 2003 plan to 2,500,000 shares.

       Both plans provide for the grant of options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code, non-statutory stock options, restricted stock awards, and in the case of the 2003 plan, other stock based awards as our board of directors may determine.

       Our employees, officers, directors, consultants and advisors are eligible to receive awards under the plans. Under present law, however, incentive stock options may only be granted to employees. Under the 2003 plan, no participant may receive any award for more than 500,000 shares in any calendar year.

       Optionees receive the right to purchase a specified number of shares of common stock at a specified option price and subject to any other terms and conditions specified in connection with the option grant. We may grant options at an exercise price equal to or greater than the fair market value of our common stock on the date of grant. Under present law, incentive stock options and options intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code may not be granted to optionees holding more than 10% of the voting power of all shares of our capital stock at an exercise price less than 110% of the fair market value of our common stock on the date of grant. The plan permits our board of directors to determine how optionees may pay the exercise price of their options, including through payment by cash, check, surrender to us of shares of common stock owned for at least six months, by delivery to us of a promissory note, or by any combination of the permitted forms of payment. In addition, under the 2003 plan, options may be exercised by delivery to us of an irrevocable undertaking of a creditworthy broker to promptly deliver the exercise price to us.

       The compensation committee of our board of directors administers the plans. The compensation committee has the authority to grant awards, including awards to executive officers, and to adopt, amend and repeal the administrative rules, guidelines and practices relating to the plans and to interpret the provisions of the plans. In addition, our board of directors may delegate authority under the 2003 plan to one or more of our executive officers. Subject to any applicable limitations contained in the plans, our compensation committee, or if applicable, one or more executive officers to whom authority has been granted under the 2003 plan, selects the recipients of awards and determines:

  •
  the number of shares of common stock covered by options and the dates upon which such options become exercisable;

  •
  the exercise price of options;

  •
  the duration of options;

  •
  the conditions and limitations applicable to the exercise of each option; and

  •
  the number of shares of common stock subject to any restricted stock award or, in the case of the 2003 plan, other stock-based awards, and the terms and conditions of such awards.

       Under the terms of the 2003 plan, the compensation committee may amend outstanding options granted under the plan to provide an option exercise price per share which may be lower or higher than the original option exercise price, and/or cancel any such options and grant in substitution therefor new options covering the same or different numbers of shares of common stock having an option exercise price per share which may be lower or higher than the exercise price of the canceled options.

       No incentive stock options may be granted under the 1993 plan after December 2, 2003, but the vesting and effectiveness of incentive stock options previously granted may extend beyond that date. The 1993 plan will terminate with respect to non-statutory stock options and restricted stock awards on the date on which all shares available for issuance under the plans have been issued pursuant to the exercise or cancellation of options or the final vesting of restricted stock awards granted under the plan. No awards may be granted under the 2003 plan after March 25, 2013, but the vesting and effectiveness of options, restricted stock and other stock-based awards previously granted may extend beyond that date.

       Our compensation committee may at any time modify or amend the plans, except that:

  •
  under the 1993 plan, if the approval of our stockholders is required for any such modification or amendment under Section 422 of the Internal Revenue Code with respect to incentive stock options or under Rule 16b-3 under the Securities Exchange Act of 1934, such modification or amendment will not become effective until the modification or amendment is approved by our stockholders; and

  •
  under the 2003 plan, no award granted under the 2003 plan intended to comply with Section 162(m) shall, after the date of such amendment, become exercisable, realizable or vested, as applicable to such award, unless such amendment is approved by our stockholders as required by Section 162(m).

       Both the 2003 plan and 1993 plan provide that in the event of a merger or other acquisition event, the compensation committee is authorized, in its discretion, to take one or more of the following actions:

  •
  provide for outstanding options to be assumed or substituted for by the acquiring or succeeding entity;

  •
  provide that all unexercised options will terminate immediately prior to the consummation of such transaction unless previously exercised;

  •
  in the event of a transaction where the holders of common stock receive a cash payment for their shares, provide for per share cash payment to the optionees equal the cash per share received by the holders of common stock less the exercise price per share of such option; or

  •
  provide that, immediately prior to such transaction, all unexercised options will become exercisable in full.

       Under the 1993 plan, the compensation committee may further provide that any restrictions on outstanding options and/or restricted stock shall terminate, including any right of repurchase in favor of us upon the occurrence of such a transaction. Our rights under the terms of outstanding restricted stock granted under the 2003 plan will inure to the benefit of the surviving or succeeding entity and will continue to apply to any cash or other property into which shares were convertible as a result of such transaction.

  2003 Employee Stock Purchase Plan

       Our 2003 employee stock purchase plan, or 2003 ESPP, was adopted by our board of directors on August 18, 2003 and approved by our stockholders effective as of             . The 2003 ESPP will become effective upon completion of this offering and authorizes the issuance of up to a total of 75,000 shares of our common stock to participating employees.

       All of our employees, including our directors who are employees, who meet the following criteria are eligible to participate in the purchase plan if:

  •
  such person is employed for more than 20 hours per week and for more than five months in a calendar year;

  •
  such person is employed for at least six months prior to enrolling in the 2003 ESPP; and

  •
  such person is employed on the first day of the applicable offering period under the 2003 ESPP.

       Employees who would immediately after the grant own 5% or more of the total combined voting power or value of our stock are not eligible to participate in the purchase plan.

       We will make one or more offerings to our employees to purchase stock under the 2003 ESPP. Offerings will begin on dates established by our board of directors, provided that our first offering commencement date will follow shortly after the date on which trading of our common stock commences on the NASDAQ National Market in connection with this offering. Each offering commencement date will begin a six-month period during which payroll deductions will be made and held for the purchase of our common stock at the end of the purchase plan period.

       On the first day of a designated payroll deduction period, or offering period, we will grant to each eligible employee who has elected to participate in the purchase plan an option to purchase shares of our common stock. The employee may authorize up to a maximum of 10% of his or her base pay to be deducted by us during the offering period. On the last day of the offering period, the employee is deemed to have exercised the option, at the option exercise price, to the extent of accumulated payroll deductions. Under the terms of the purchase plan, the option exercise price is an amount equal to 85% of the closing price, as defined in the purchase plan, per share of our common stock on either the first day or the last day of the offering period, whichever is lower. In no event may an employee purchase in any one offering period a number of shares which exceeds the number of shares determined by dividing (a) the product of $2,083 and the number of full months in the offering period by (b) the closing price of a share of our common stock on the commencement date of the offering period. Our board of directors may, in its discretion, choose an offering period of 12 months or less for each offering and may choose a different offering period for each offering.

       An employee who is not a participant on the last day of the offering period is not entitled to exercise any option, and the employee's accumulated payroll deductions will be refunded. An employee's rights under the purchase plan terminate upon voluntary withdrawal from the purchase plan at any time, or when the employee ceases employment for any reason, except that upon termination of employment because of death, the employee's beneficiary has certain rights to elect to exercise the option to purchase the shares that the accumulated payroll deductions in the employee's account would purchase at the date of death.

       Because the participation in the purchase plan is voluntary, we cannot now determine the number of shares of our common stock to be purchased by any particular current executive officer, by all current executive officers as a group or by non-executive employees as a group.

  401(k) Plan

       Our employee savings and retirement plan is qualified under Section 401 of the Internal Revenue Code. Our employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and have the amount of such reduction contributed to the 401(k) plan. We may make matching or additional contributions to the 401(k) plan in amounts to be determined annually by our board of directors.

RELATED PARTY TRANSACTIONS

       Since January 1, 2000, we have engaged in the following transactions with our directors, officers and holders of more than five percent of our voting securities and their affiliates.

Issuance of Series E Redeemable Convertible Preferred Stock

       In May 2001, June 2001 and August 2003, we sold an aggregate of 7,067,890 shares of our series E redeemable convertible preferred stock at a price per share of $7.2037 for an aggregate purchase price of approximately $51.0 million. All shares of our series E redeemable convertible preferred stock will be automatically converted into 7,067,890 shares of our common stock upon completion of this offering. Of these shares, an aggregate of 6,803,886 shares were sold to the following directors, officers and five percent stockholders and their affiliates:

Name	Series E Convertible Preferred Stock	Purchase Price
Funds managed by Rho Capital Partners, Inc. (1)	3,053,981	$21,999,963
Funds managed by HealthCare Ventures, L.L.C. (2)	1,943,444	13,999,988
Funds managed by Care Capital LLC (3)	1,667,644	12,013,207
Johnson & Johnson Development Corporation	138,817	999,996

Total:	6,803,886	$49,013,154

(1)
Consists of 1,438,844 shares held by Rho Management Trust II; 278,102 shares held by Rho Ventures IV, L.P.; 654,721 shares held by Rho Ventures IV (QP), L.P.; and 682,314 shares held by Rho Ventures IV GmbH & Co. Beteiligungs KG. Mark Leschly, a director of NitroMed, is a Managing Member of the general partner of Rho ventures IV, L.P. and Rho Ventures IV (QP), L.P., a Managing Director of the general partner of Rho Ventures IV GmbH & Co. Beteiligungs KG and a Managing Partner of the investment advisor to Rho Management Trust II.

(2)
Consists of 347,043 shares held by HealthCare Ventures V, L.P. and 1,596,401 shares held by HealthCare Ventures VI, LP. John W. Littlechild, a director of NitroMed, is a general partner of HealthCare Ventures, L.L.C., the general partner of each of the funds managed by HealthCare Partners V, L.P., the general partner of HealthCare Ventures V, L.P., and HealthCare Partners VI, L.P., the general partner of HealthCare Ventures VI, L.P.

(3)
Consists of 575,929 shares held by CC/M NitroMed Holdings, L.P.; 224,557 shares held by CC NitroMed Holdings, L.P.; 494,837 shares held by CC/Q Partners, L.P.; and 372,321 shares held by Care Capital Investments II, L.P. Argeris Karabelas, a director of NitroMed, is a partner of Care Capital LLC, the general partner of each of the funds managed by Care Capital LLC.

Loans to Executive Officers

       Since January 1, 2000, NitroMed has had outstanding two loans to its executive officers, as described below, neither of which remains outstanding.

       In 1994, we loaned $150,000 to Dr. Letts to finance his relocation to Massachusetts at an interest rate equal to the interest rate on Dr. Letts' primary residence purchased as a result of such relocation. The loan was secured by a second mortgage on Dr. Letts' principal residence. The outstanding principal and interest on this loan was forgiven over a five year period beginning on January 1, 1997 and ending on January 1, 2002. In December 1997, we loaned $252,000 to Dr. Loberg, which was used by Dr. Loberg to purchase 350,000 shares of our restricted common stock, at an interest rate of 6.02% per year. This loan was secured by the restricted common stock. This loan was forgiven in September 2002 and Dr. Loberg's restricted common stock is fully vested and no longer subject to repurchase by us.

Registration Rights

       The holders of 17,893,327 shares of our common stock, including warrants to purchase 275,096 shares of common stock, are entitled to require us to register their shares or participate in a registration of shares by us under the Securities Act. These rights are provided under the terms of stockholders' agreements between us and these holders. These holders include the following directors, officers and holders of more than five percent of our voting securities and their affiliates:

Name of Holder	Number of Registrable Shares
Funds managed by HealthCare Ventures, L.L.C. (1)	5,880,703
Funds managed by Rho Capital Partners, Inc. (2)	4,527,791
Funds managed by Care Capital LLC (3)	1,667,644
Johnson & Johnson Development Corporation	1,305,612
Atlas Venture Fund II, LP	1,032,242
Michael D. Loberg	286,608
Joseph Grimm	34,383
Manuel Worcel	23,289

Total:	14,758,272

(1)
John W. Littlechild, a director of NitroMed, is a general partner of HealthCare Partners III, L.P., the general partner of HealthCare Ventures III, L.P., HealthCare Partners IV, L.P., the general partner of HealthCare Ventures IV, L.P., HealthCare Partners V, L.P., the general partner of HealthCare Ventures V, L.P., and HealthCare Partners VI, L.P., the general partner of HealthCare Ventures VI, L.P.

(2)
Mark Leschly, a director of NitroMed, is a Managing Member of the general partner of Rho Ventures IV, L.P. and Rho Ventures IV (QP), L.P., a Managing Director of the general partner of Rho Ventures IV GmbH & Co. Beteiligungs KG and a Managing Partner of the investment advisor to Rho Management Trust II.

(3)
Argeris Karabelas, a director of NitroMed, is a partner of Care Capital LLC, the general partner of each of the funds managed by Care Capital LLC.

       For a more detailed description of these registration rights, see "Description of Capital Stock—Registration Rights" on page 72 of this prospectus.

Other Agreements with Five Percent Stockholders

       In April 1997, we entered into a research and license agreement with Ortho Pharmaceutical Corporation and the R.W. Johnson Pharmaceutical Research Institute, each of which is an affiliate of Johnson & Johnson. Pursuant to the agreement, we exclusively licensed to Ortho and the Research Institute, our nitric oxide technology for research and development of products in the area of nitric oxide-enhancing COX-2 inhibitors, including but not limited to NSAIDs, to treat pain and inflammation. Ortho and the Research Institute agreed to fund our research and development activities in these areas for a period of two years, subjected to extension on an annual basis for three additional years. Under the terms of this agreement, the Johnson & Johnson Development Corporation made an equity investment of $1.5 million to purchase 1.5 million shares of our series B redeemable convertible preferred stock. In addition, Ortho and the Research Institute paid us an aggregate of $9.8 million in up-front license fees, milestone payments and research funding during the term of the agreement. The agreement was terminated in April 2000.

       In April 1997, we entered into a collaboration and license agreement with Cordis Corporation, an affiliate of Johnson & Johnson. Pursuant to the agreement, we exclusively licensed to Cordis our nitric oxide technology for research and development of products in the area of stents coated with nitric oxide-releasing compounds in acute and chronic cardiovascular interventional therapy. Cordis agreed to fund our research and development activities relating to the development of a nitric oxide-coated stent for restenosis and also agreed to fund our research and development expenses in other projects accepted by them in the areas covered by the agreement. Under the terms of the agreement, the Johnson & Johnson Development Corporation made an equity investment of $1.5 million to purchase 1.5 million shares of our series B redeemable convertible preferred stock. In addition, Cordis paid us an aggregate of $6.1 million in up front license fees, milestone payments, research funding and other research-related cost during the term of the agreement. The agreement was terminated in September 2001.

Employment Letters

       We have entered into employment letters with Drs. Loberg, Worcel and Letts and Mr. Grimm. For a detailed description of these employment letters, see "Management—Employment Letters" on page 61 of this prospectus.

Other Considerations

       We have adopted a policy providing that all material transactions between us and our officers, directors and other affiliates must be:

  •
  approved by a majority of the members of our board of directors and by a majority of the disinterested members of our board of directors; and

  •
  on terms no less favorable to us than those which we believe could be obtained from unaffiliated third parties.

       We believe that the arrangements described above are on terms which are no less favorable to us than terms that could have been obtained from unaffiliated third parties.

PRINCIPAL STOCKHOLDERS

       The following table sets forth information regarding beneficial ownership of our common stock as of August 1, 2003 by:

  •
  each person, or group of affiliated persons known to us to be the beneficial owner of more than 5% of the outstanding shares of our common stock;

  •
  each of our directors and the named executive officers; and

  •
  all of our directors and executive officers as a group.

       Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares. Shares of common stock issuable under stock options that are exercisable within 60 days after August 1, 2003 or issuable pursuant to outstanding warrants that may be exercised upon completion of this offering are deemed outstanding for computing the percentage ownership of the person holding the options or warrants but are not deemed outstanding for computing the percentage ownership of any other person.

       Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under community property laws. As of August 1, 2003, there were 17,791,014 shares of common stock issued and outstanding, which reflects the conversion, upon the closing of this offering, of all outstanding shares of our redeemable convertible preferred stock. The number of shares of common stock deemed outstanding after

this offering includes the             shares of common stock being offered for sale in this offering but assumes no exercise of the underwriters' over-allotment option.

	Number of Shares of Common Stock Beneficially Owned Prior to Offering
				Percentage Owned
		Common Stock Underlying Options	Common Stock Underlying Warrants
Name and Address of Beneficial Owner (1)	Common Stock			Before the Offering	After the Offering
5% Stockholders
Funds managed by HealthCare Ventures, L.L.C. (2) 44 Nassau Street, Second Floor Princeton, NJ 08837	5,880,703	—	—	33.1%
Funds managed by Rho Capital Partners, Inc. (3) 152 West 57th Street, 23rd Floor New York, NY 10019	4,503,631	—	24,160	25.4%
Funds Managed by Care Capital LLC (4) Princeton Overlook One 100 Overlook Center Princeton, NJ 08540	1,667,644	—	—	9.4%
Johnson & Johnson Development Corporation One Johnson & Johnson Plaza New Brunswick, NJ 08933	1,305,612	—	—	7.3%
Atlas Venture Fund II, LP 890 Winter Street, Suite 320 Waltham, MA 02451	922,869	—	109,373	5.8%
Directors and Named Executive Officers
Michael D. Loberg, Ph.D. (5)	359,384	212,940	—	3.2%
Manuel Worcel, M.D.	23,289	347,814	—	2.0%
L. Gordon Letts, Ph.D.	—	363,650	—	2.0%
Joseph Grimm	34,383	115,965	—	*
Robert S. Cohen	—	21,250	—	*
Argeris Karabelas, Ph.D. (6)	1,667,644	3,125	—	9.4%
Zola Horovitz, Ph.D.	—	21,250	—	*
Mark Leschly (7)	4,503,631	16,250	24,160	25.5%
John W. Littlechild (8)	5,880,703	7,500	—	33.1%
All current executive officers and
directors as a group (9 persons)	12,469,034	1,109,744	24,160	71.9%

*
Represents beneficial ownership of less than one percent of common stock.

(1)
Unless otherwise indicated, the address of each shareholder is NitroMed, Inc., 12 Oak Park Drive, Bedford, MA 01730.

(2)
Consists of 2,407,472 shares held by HealthCare Ventures III, L.P.; 707,033 shares held by HealthCare Ventures IV, L.P.; 1,169,797 shares held by HealthCare Ventures V, L.P.; and 1,596,401 shares held by HealthCare Ventures VI, L.P. Mr. Littlechild, a director of NitroMed, is a general partner of HealthCare Partners III, L.P., the general partner of HealthCare Ventures, III, L.P., HealthCare Partners IV, L.P., the general parnter of HealthCare Ventures IV, L.P., HealthCare Partners V, L.P., the general partner of HealthCare Ventures V, L.P. and HealthCare Partners VI, L.P., the

  general partner of HealthCare Ventures VI, L.P. Mr. Littlechild disclaims beneficial ownership of the shares held by each of the funds managed by HealthCare Ventures, L.L.C., except to the extent of his pecuniary interest therein.

(3)
Consists of 2,912,654 shares and warrants held by Rho Management Trust II; 278,102 shares held by Rho Ventures IV L.P., 654,721 shares held by Rho Ventures IV (QP) L.P. and 682,314 shares held by Rho Ventures IV GmbH & Co., Beteiligungs KG. Mark Leschly, a director of NitroMed, is a Managing Member of the general partner of Rho Ventures IV, L.P. and Rho Ventures IV (QP), L.P., a Managing Director of the general partner of Rho Ventures IV GmbH & Co. Beteiligungs KG and a Managing Partner of the investment advisor to Rho Management Trust II. Mr. Leschly disclaims beneficial ownership of the shares held by each of the funds managed by Rho Capital Partners, Inc. except to the extent of his pecuniary interest therein.

(4)
Consists of 494,837 shares held by CC/Q Partners, L.P.; 575,929 shares held by CC/M NitroMed Holdings, L.P.; 224,557 shares held by CC NitroMed Holdings, L.P.; and 372,321 shares held by Care Capital Investments II, L.P. Argeris Karabelas, a director of NitroMed, is a partner of Care Capital LLC, the general partner of each of the funds managed by Care Capital LLC.

(5)
Includes 72,776 shares held in trust for the benefit of Dr. Loberg's children of which Dr. Loberg disclaims beneficial interest.

(6)
Includes 1,667,644 shares held by Funds Managed by Care Capital LLC. (See Note 4 above).

(7)
Includes 4,503,631 shares held by funds managed by Rho Capital Partners, Inc. and 24,160 warrants held by Rho Management Trust II. Mark Leschly, a director of NitroMed, is a Managing Member of the general partner of Rho Ventures IV, L.P. and Rho Ventures IV (QP), L.P., a Managing Director of the general partner of Rho Ventures IV GmbH & Co. Beteiligungs KG and a Managing Partner of the investment advisor to Rho Management Trust II. Mr. Leschly disclaims beneficial ownership of the shares held by each of the funds managed by Rho Capital Partners, Inc. except to the extent of his pecuniary interest therein.

(8)
Includes 5,880,703 shares held by funds managed by HealthCare Ventures, L.L.C. Mr. Littlechild, a director of NitroMed, is a general partner of HealthCare Partners III, L.P., the general partner of HealthCare Ventures III, L.P., HealthCare Partners IV, L.P., the general partner of HealthCare Ventures IV, L.P., HealthCare Partners V, L.P., the general partner of HealthCare Ventures V, L.P. and HealthCare Partners VI, L.P., the general partner of HealthCare Ventures VI, L.P. Mr. Littlechild disclaims beneficial ownership of the shares held by each of the funds managed by HealthCare Ventures, L.L.C., except to the extent of his pecuniary interest therein.

DESCRIPTION OF CAPITAL STOCK

       The following description of our capital stock and provisions of our restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the restated certificate of incorporation and the amended and restated bylaws that will become effective upon closing of this offering. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

       Upon the completion of this offering, our authorized capital stock will consist of 65,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share, all of which shares of preferred stock will be undesignated. The rights and preferences of the preferred stock may be established from time to time by our board of directors. As of August 1, 2003, after giving effect to the conversion of all outstanding shares of preferred stock into shares of common stock, there were 17,791,014 shares of common stock issued and outstanding. As of August 1, 2003, there were 63 stockholders of record of our capital stock.

Common Stock

       Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive proportionately our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Preferred Stock

       Under the terms of our restated certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

       The purpose of authorizing our board of directors to issue preferred stock and determine its right and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible future acquisitions and other corporate purposes, will affect, and may adversely affect, the rights of holders of any preferred stock that may be issued in the future. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock. The effects of issuing preferred stock could include one or more of the following:

  •
  restricting dividends on the common stock;

  •
  diluting the voting power of the common stock;

  •
  impairing the liquidation rights of the common stock; or

  •
  delaying or preventing changes in control or management of NitroMed.

       We have no present plans to issue any shares of preferred stock.

Warrants

       As of August 1, 2003, there were warrants outstanding to purchase an aggregate of 151,347 shares of our common stock at a per share exercise price of $0.08 and warrants to purchase an aggregate of 123,749 shares of our common stock at a per share exercise price of $4.00. These warrants expire on various dates between 2004 and 2007. Holders of these warrants have registration rights which are outlined below under the heading "Registration Rights."

Registration Rights

       Upon the completion of this offering, the holders of 17,170,391 shares of common stock, and holders of warrants to purchase 275,096 shares of common stock, are entitled to cause NitroMed to register under the Securities Act the shares of common stock issuable upon the conversion of the redeemable convertible preferred stock or the exercise of the warrants. In addition, holders of an additional 447,840 shares of common stock will have "piggy-back" registration rights in connection with future registrations of our common stock under the Securities Act. The holders of registration rights in connection with this offering have waived their right to participate in this offering.

       At anytime after the earlier of the closing of this offering and December 31, 2003, holders of at least 40% of the shares of our common stock having registration rights may demand that we register all or a portion of their common stock for sale under the Securities Act. However, holders of registration rights have agreed not to exercise these rights until at least 180 days after the date of this prospectus. If such a demand is made a second time, holders having registration rights may demand registration of their shares of common stock so long as the aggregate value of that common stock so requested to be registered is equal to or greater than $1,000,000. We are required to effect only two of these registrations. However, if at any time we become eligible to file a registration statement on Form S-2 or Form S-3 (or any successor form), holders of registration rights may make unlimited requests of us to effect a registration on such forms of their common stock having an aggregate offering price of at least $500,000.

       In addition, if at any time after this offering we register any shares of common stock, either for our own account or for the account of other security holders, the holders of registration rights are entitled to notice of the registration and to include all or a portion of their common stock in the registration.

       A holder's right to demand or include shares in a registration is subject to the right of the underwriters to limit the number of shares included in the offering. All fees, costs and expenses of any demand registrations and registrations on Form S-2 or Form S-3 will be paid by us, and all selling expenses will be paid by the holders of the securities being registered.

Anti-Takeover Provisions of Delaware Law, our Restated Certificate of Incorporation and our Amended and Restated By-Laws

       We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. Subject to certain exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or the business combination is approved in a prescribed manner. A "business combination" includes, among other things, a merger or consolidation involving us and the "interested stockholder" and the sale of more than 10% of our assets. In general, an "interested stockholder" is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

       Our restated certificate of incorporation provides that directors may be removed only for cause by the affirmative vote of the holders of 75% of our shares of capital stock entitled to vote. Under our restated certificate of incorporation, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may only be filled by vote of a majority of our directors then in office. The limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from acquiring, control of NitroMed.

       Our restated certificate of incorporation and our amended and restated by-laws also provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before the meeting and may not be taken by written action in lieu of a meeting. Our restated certificate of incorporation and our amended and restated by-laws further provide that, except as otherwise required by law, special meetings of the stockholders may only be called by the chairman of the board, chief executive officer or our board of directors. In addition, our amended and restated bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder's intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholders' meeting stockholder actions which are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage a third party from making a tender offer for our common stock, because even if it acquired a majority of our outstanding voting securities, the third party would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders' meeting, and not by written consent.

       The General Corporation Law of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our restated certificate of incorporation and amended and restated by-laws require the affirmative vote of the holders of at least 75% of the shares of our capital stock issued and outstanding and entitled to vote to amend or repeal any of the provisions described in the prior two paragraphs.

Limitation of Liability and Indemnification

       Our restated certificate of incorporation contains provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions that involve intentional misconduct or a knowing violation of law. Further, our restated certificate of incorporation contains provisions to indemnify our directors and officers to the fullest extent permitted by the General Corporation Law of Delaware. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

Transfer Agent and Registrar

       The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

NASDAQ National Market

       We have applied for the quotation of our common stock on the NASDAQ National Market under the symbol "NTMD."

SHARES ELIGIBLE FOR FUTURE SALE

       Sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices of our common stock. Furthermore, since some shares of common stock will not be available for sale shortly after this offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

       Prior to this offering, there has been no public market for our common stock. Upon completion of this offering, we will have outstanding an aggregate of             shares of our common stock assuming no exercise of outstanding options or warrants. Of these shares, the             shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, unless those shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act. The remaining             shares of common stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act or are subject to the contractual restrictions described below. Of these remaining securities:

  •
  shares which are not subject to the 180-day lock-up period described below may be sold immediately after completion of this offering;

  •
  additional shares which are not subject to the 180-day lock-up period described below may be sold beginning 90 days after the effective date of this offering; and

  •
  additional shares may be sold upon expiration of the 180-day lock-up period described below.

       Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which rules are summarized below.

Rule 144

       In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding, which will equal approximately             shares immediately after this offering; or

  •
  the average weekly trading volume of the common stock on the NASDAQ National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

       Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

       Common stock eligible for sale under Rule 144(k) may be sold immediately upon the completion of this offering. In general, under Rule 144(k), a person may sell shares of common stock acquired from us immediately upon completion of this offering, without regard to manner of sale, the availability of public information or volume, if:

  •
  the person is not an affiliate of NitroMed and has not been an affiliate of NitroMed at any time during the three months preceding such a sale; and

  •
  the person has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate.

Rule 701

       In general, under Rule 701 of the Securities Act, any of our employees, consultants or advisors who purchase shares from us in connection with a qualified compensatory stock plan or other written agreement is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with various restrictions, including the holding period, contained in Rule 144.

Lock-Up Agreements

       Our officers and directors and stockholders beneficially owning an aggregate of             shares of common stock have signed lock-up agreements under which they agreed not to offer, sell, pledge, contract to sell, short sell, grant any option in or otherwise dispose of, or enter into any hedging transaction with respect to, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock beneficially owned by them, for a period ending 180 days after the date of this prospectus. The foregoing does not prohibit open market purchases and sales of our common stock by such holders after the completion of this offering and transfers or dispositions by our officers, directors and stockholders can be made sooner:

  •
  with the written consent of Deutsche Bank Securities Inc.;

  •
  as a gift or by will or intestacy;

  •
  to immediate family members;

  •
  to any trust for the direct or indirect benefit of the holder or his or her immediately family; and

  •
  as a distribution to partners, members or shareholders of the holder, in each case, so long as the transferee of such shares agrees to be bound by the lock-up agreement and such transfer does not cause any filing under Section 16(a) of the Exchange Act.

Registration Rights

       Upon completion of this offering, the holders of 17,590,371 shares of our common stock, or their transferees, have rights to require or participate in the registration of those shares under the Securities Act. The holders of warrants to purchase 275,096 shares of our common stock will also be entitled to these registration rights with respect to shares of common stock issuable upon exercise of such warrants. For a detailed description of these registration rights see "Description of Capital Stock—Registration Rights" on page 72.

Stock Options

       Immediately after the 180-day lock-up period expires, we intend to file a registration statement under the Securities Act covering 4,730,201 shares of common stock reserved for issuance under our 1993 plan, 2003 plan and 2003 ESPP. That registration statement is expected to become effective upon filing with the SEC. Accordingly, common stock registered under that registration statement will, subject to vesting provisions and limitations as to the volume of shares that may be sold by our affiliates under Rule 144 described above, be available for sale in the open market immediately after the 180-day lock-up period expires.

       As of August 1, 2003, options to purchase 2,567,201 shares of common stock were issued and outstanding at a weighted-average exercise price of $1.32. Upon the expiration of the lock-up period described above, at least 1,818,792 shares of common stock will be subject to vested options, based on options outstanding as of August 1, 2003.

Warrants

       Upon completion of this offering, there will be warrants outstanding to purchase 275,096 shares of common stock at a weighted-average exercise price of $1.84 per share. Any shares purchased pursuant to the "cashless exercise" feature of outstanding warrants may be sold approximately 90 days after completion of this offering, subject to the requirements of Rule 144 and subject to the terms of the lock-up agreements to which the holder may be a party.

Effect of Sales of Shares

       Prior to this offering, there has been no public market for our common stock, and no prediction can be made as to the effect, if any, that market sales of shares of common stock or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of significant numbers of shares of our common stock in the public market after the completion of this offering could adversely affect the market price of our common stock and could impair our future ability to raise capital through an offering of our equity securities.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

       The following is a general discussion of the material U.S. federal income and estate tax considerations applicable to non-U.S. holders with respect to their ownership and disposition of shares of our common stock. This discussion is for general information only and is not tax advice. Accordingly, all prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the acquisition, ownership and disposition of our common stock. In general, a "non-U.S. holder" means a beneficial owner of our common stock who is not for U.S. federal income tax purposes:

  •
  a citizen or resident of the United States,

  •
  a corporation or any other organization taxable as a corporation created or organized in the United States or under the laws of the United States or of any state thereof, or

  •
  an estate or trust, the income of which is included in gross income for U.S. federal income tax purposes regardless of its source.

       This discussion is based on current provisions of the United States Internal Revenue Code of 1986, as amended, existing and proposed United States Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, all of which are in effect as of the date of this prospectus and all of which are subject to change or to differing interpretation. Any change, which may or may not be retroactive, could alter the tax consequences to non-U.S. holders described in this prospectus. We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset (generally property held for investment).

       This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder's individual circumstances nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

  •
  insurance companies;

  •
  tax-exempt organizations;

  •
  financial institutions;

  •
  brokers or dealers in securities;

  •
  partnerships;

  •
  regulated investment companies;

  •
  pension plans;

  •
  owners of more than 5% of our common stock;

  •
  owners that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment; and

  •
  certain U.S. expatriates.

       There can be no assurance that the Internal Revenue Service, the IRS, will not challenge one of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, an opinion of counsel with respect to the United States federal income or estate tax consequences to a non-U.S. holder of the purchase, ownership, or disposition of our common stock. We urge prospective investors to consult with their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

Distributions on Our Common Stock

       We have not declared or paid distributions on our common stock since our inception and do not intend to pay any distributions on our common stock in the foreseeable future. In the event we do pay distributions on our common stock, however, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder's investment, up to such holder's tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in "Gain on Sale or Other Disposition of Common Stock."

       Dividends paid to a non-U.S. holder generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be provided by an applicable income tax treaty between the United States and such holder's country of residence. If we determine, at a time reasonably close to the date of payment of a distribution on our common stock, that the distribution will not qualify as a dividend because we do not anticipate having current or accumulated earnings and profits, we intend not to withhold any United States federal income tax on the distribution as permitted by United States Treasury Regulations. If we or another withholding agent withholds tax on such a distribution, a non-U.S. holder may be entitled to a refund of the tax withheld which the non-U.S. holder may claim by filing a United States tax return with the IRS.

       Dividends that are treated as "effectively connected" with a trade or business conducted by a non-U.S. holder within the United States (and if an applicable income tax treaty so provides, are also attributable to a permanent establishment of such non-U.S. holder), known as "United States trade or business income," are generally exempt from the 30% withholding tax if the non U.S. holder satisfies applicable certification and disclosure requirements. However, such United States trade or business income, net of specified deductions and credits, is taxed at the same graduated United States federal income tax rates applicable to United States persons. Any United States trade or business income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as specified by an applicable income tax treaty between the United States and such holder's country of residence.

       A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder's country of residence generally will be required to satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

       A non-U.S. holder that is eligible for a reduced rate of United States withholding tax or other exclusion from withholding under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS.

Gain On Sale or Other Disposition of Our Common Stock

       In general, a non-U.S. holder will not be subject to any U.S. federal income tax or withholding tax on any gain realized upon such holder's sale or other disposition of shares of our common stock unless:

  •
  the gain is United States trade or business income, in which case the graduated United States federal income tax rates applicable to United States persons and the branch profits tax described above in "Distributions on Our Common Stock" may apply;

  •
  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements; or

  •
  certain rules (described below) relating to "United States real property holding corporation" status apply to such sale or other disposition.

       Gain recognized on a sale or other disposition may be subject to United States federal income tax (and, in certain circumstances, to withholding tax) if we are, or have been, a United States real property holding corporation during the shorter of the five-year period ending on the date of such sale or other disposition or the period that the non-U.S. holder held our common stock. Generally, a corporation is a United States real property holding corporation if the fair market value of its "United States real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a United States real property holding corporation, or that we are likely to become one in the future.

United States Federal Estate Tax

       Shares of our common stock that are owned or treated as owned by an individual non-U.S. holder at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

Backup Withholding, Information Reporting And Other Reporting Requirements

       We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Dividends paid to non-U.S. holders subject to the United States withholding tax, as described above in "Distributions on Our Common Stock," generally will be exempt from United States backup withholding.

       Information reporting and backup withholding (currently at a rate of 28%) will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the United States office of a broker unless the holder certifies its status as a non-U.S. holder and satisfies certain other qualifications, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the United States through a non-United States office of a non-United States broker. However, for information reporting purposes, certain brokers with substantial United States ownership or operations generally will be treated in a manner similar to United States brokers. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

       Copies of information returns may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides or is incorporated.

       Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder's U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

UNDERWRITING

       Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Bank Securities Inc., J.P. Morgan Securities Inc. and Pacific Growth Equities, LLC, have severally agreed to purchase from us the following respective number of shares of common stock at a public offering price, less underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriters	Number of Shares
Deutsche Bank Securities Inc.
J.P. Morgan Securities Inc.
Pacific Growth Equities, LLC

Total

       The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any of these shares are purchased.

       We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $             per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $             per share to other dealers. After the initial public offering, representatives of the underwriters may change the offering price and other selling terms.

       We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to                    additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the                     shares are being offered.

       The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and commissions are    % of the initial public offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters' over-allotment option:

Total Discounts and Commissions
	Discounts and Commissions Per Share	Without Exercise of Over-Allotment Option	With Full Exercise of Over-Allotment Option
Discounts and commissions paid by us	$	$	$

       In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $                    .

       We have agreed to indemnify the underwriters against specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

       Each of our officers and directors, and substantially all of our stockholders and holders of options and warrants to purchase our stock, have agreed not to offer, sell, contract to sell, short sell, grant any option in or otherwise dispose of, or enter into any hedging transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 180 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of Deutsche Bank Securities Inc. This consent may be given at any time without public notice. We have entered into a similar agreement with the representatives of the underwriters, except that without such consent we may grant options and sell shares pursuant to our 1993 plan, 2003 plan or 2003 ESPP, provided that the recipient of such shares agrees in writing to be bound by the 180-day restrictions on transfer described above. Transfers or dispositions can be made during the lock-up period in the case of gifts or for estate planning purposes or as a distribution to partners, members or shareholders of the holder if the transfer does not require a filing under the Exchange Act (other than a filing on Form 5 after the lock-up period) and where the transferee signs a lock-up agreement. There are no agreements between the representatives and any of the stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

       The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

       In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

       Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares of common stock from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

       Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.

       Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of the offering.

       The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

       Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases, along with the imposition of a penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

       At our request, the underwriters have reserved for sale at the initial public offering price up to                    shares of our common stock being sold in this offering for our directors, officers, employees, their family members, business associates and other third parties. The number of shares of our common stock available for the sale to the general public will be reduced to the extent these reserved shares are purchased. Any reserved shares not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares in this offering.

       A prospectus in electronic format is being made available on Internet web sites maintained by one or more of the lead underwriters of this offering and may be made available on web sites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter's web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

Pricing of this Offering

       Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price of our common stock will be determined by negotiation among us and the representatives of the underwriters. Among the primary factors that will be considered in determining the public offering price are:

  •
  prevailing market conditions;

  •
  our results of operations in recent periods;

  •
  the present stage of our development;

  •
  the market capitalizations and stages of development of other companies that we and the representatives of the underwriters believe to be comparable to our business; and

  •
  estimates of our business potential.

LEGAL MATTERS

       The validity of the shares of common stock we are offering will be passed upon for us by Hale and Dorr LLP, Boston, Massachusetts. Legal matters in connection with this offering will be passed upon for the underwriters by Ropes & Gray LLP, Boston, Massachusetts.

EXPERTS

       The financial statements of NitroMed, Inc. at December 31, 2001 and 2002, and for each of the three years in the period ended December 31, 2002, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

       We have filed a registration statement on Form S-1 with the SEC for the common stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC. We anticipate making these documents publicly available free of charge on our website at www.nitromed.com as soon as practicable after filing such documents with the SEC.

       You can also read our SEC filings, including the registration statement, over the Internet at the SEC's Web site at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

NITROMED, INC.

Report of Ernst & Young LLP, Independent Auditors

The Board of Directors and Stockholders
NitroMed, Inc.

       We have audited the accompanying balance sheets of NitroMed, Inc. as of December 31, 2002 and 2001, and the related statements of operations, redeemable convertible preferred stock and stockholders' deficit, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NitroMed, Inc. at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

                      /s/ Ernst & Young LLP

Boston, Massachusetts
March 6, 2003

NITROMED, INC.

BALANCE SHEETS

(in thousands, except par value amounts)

			June 30, 2003
	December 31,
				Pro Forma (Note 2)
	2001	2002	Actual
			(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$20,672	$5,160	$13,026	$32,926
Marketable securities	7,659	6,683	5,764	5,764
Accounts receivable	—	10,000	—	—
Prepaid expenses and other current assets	903	267	690	690

Total current assets	29,234	22,110	19,480	39,380
Property and equipment, net	475	282	442	442
Deposit	100	100	100	100

Total assets	$29,809	$22,492	$20,022	$39,922

Liabilities and Stockholders' Equity (Deficit)
Current liabilities:
Notes payable	$289	$42	$42	$42
Accounts payable	1,057	695	790	790
Accrued expenses	1,112	1,577	1,049	1,049
Accrued Series E dividends	—	—	—	5,180
Deferred revenue	1,375	3,958	6,487	6,487

Total current liabilities	3,833	6,272	8,368	13,548
Deferred revenue, long-term	—	6,667	8,000	8,000
Notes payable, less current portion	64	22	2	2
Commitments and contingencies
Redeemable convertible preferred stock, $.01 par value; 31,912 shares authorized at December 31, 2001 and 2002 and 34,688 shares authorized at June 30, 2003; 30,770 shares issued and outstanding at December 31, 2001 and 2002 and June 30, 2003 and no shares pro forma (Liquidation value of $83,109 at December 31, 2002 and $84,345 at June 30, 2003)	80,187	82,884	84,233	—
Stockholders' Equity (Deficit):
Common stock, $.01 par value; 18,077 shares authorized at December 31, 2001 and 2002 and 20,853 shares authorized at June 30, 2003; 963, 985 and 985 shares issued and outstanding at December 31, 2001 and 2002 and June 30, 2003, respectively, and 17,791 shares pro forma	10	10	10	178
Additional paid-in capital	1,854	1,939	1,956	100,953
Note receivable from stock purchase agreement	(252)	—	—	—
Accumulated deficit	(55,887)	(75,302)	(82,547)	(82,759)

Total stockholders' equity (deficit)	(54,275)	(73,353)	(80,581)	18,372

Total liabilities and stockholders' equity (deficit)	$29,809	$22,492	$20,022	$39,922

See accompanying notes.

NITROMED, INC.

STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	For the Years Ended December 31,			For the Six Months Ended June 30,
	2000	2001	2002	2002	2003
				(Unaudited)
Revenues:
Research and development	$2,125	$250	$750	$375	$3,388
Operating expenses:
Research and development	8,043	10,214	15,907	6,488	8,261
General and administrative	2,048	2,362	2,133	939	1,227

Total operating expenses	10,091	12,576	18,040	7,427	9,488

Loss from operations	(7,966)	(12,326)	(17,290)	(7,052)	(6,100)
Non operating income (expense):
Interest expense	(108)	(48)	(10)	(7)	(2)
Interest income	488	557	387	236	124
Rental income	155	188	195	98	82

	535	697	572	327	204

Net loss	(7,431)	(11,629)	(16,718)	(6,725)	(5,896)
Dividends and accretion to redemption value of redeemable convertible preferred stock	(157)	(1,662)	(2,698)	(1,349)	(1,349)

Net loss attributable to common stockholders	$(7,588)	$(13,291)	$(19,416)	$(8,074)	$(7,245)

Basic and diluted net loss attributable to common stockholders per common share	$(14.05)	$(17.91)	$(20.02)	$(8.38)	$(7.36)
Shares used in computing basic and diluted net loss attributable to common stockholders per common share	540	742	970	963	985
Unaudited pro forma basic and diluted net loss attributable to common stockholders per common share			$(1.11)	$(0.45)	$(0.39)
Shares used in computing unaudited pro forma basic and diluted net loss attributable to common stockholders per common share			15,000	14,993	15,015

See accompanying notes.

NITROMED, INC.

STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT

(in thousands, except per share amounts)

						Note Receivable from Stock Purchase Agreement
	Redeemable Convertible Preferred Stock
			Common Stock
					Additional Paid-in Capital		Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Par Value
Balance at December 31,1999	26,228	$44,120	516	$5	$1,225	$(252)	$(35,008)	$(34,030)
Exercise of stock options			73	1	81			82
Compensation expense associated with note receivable from stock purchase agreement					19			19
Compensation expense associated with non-employee stock options					24			24
Accretion of preferred stock to redemption value		157					(157)	(157)
Net loss							(7,431)	(7,431)

Balance at December 31, 2000	26,228	44,277	589	6	1,349	(252)	(42,596)	(41,493)
Exercise of stock options			9	—	6			6
Exercise of warrants			365	4	26			30
Compensation expense associated with note receivable from stock purchase agreement					253			253
Compensation expense associated with options issued to non-employees and performance options issued to employees					220			220
Issuance of Series E preferred stock in June 2001 at $7.20 per share for cash (net of issuance costs of $143)	4,292	30,773
Issuance of Series F preferred stock in November 2001 at $14.00 per share for cash (net of issuance costs of $25)	250	3,475
Accretion of Series E dividends		1,471					(1,471)	(1,471)
Accretion of preferred stock to redemption value		191					(191)	(191)
Net loss							(11,629)	(11,629)

Balance at December 31, 2001	30,770	80,187	963	10	1,854	(252)	(55,887)	(54,275)
Exercise of stock options			22	—	23			23
Forgiveness of note receivable from stock purchase agreement						252		252
Compensation expense associated with options issued to non-employees and performance options issued to employees					62			62
Accretion of Series E dividends		2,473					(2,473)	(2,473)
Accretion of preferred stock to redemption value		224					(224)	(224)
Net loss							(16,718)	(16,718)

Balance at December 31, 2002	30,770	82,884	985	10	1,939	—	(75,302)	(73,353)
Compensation expense associated with options issued to non-employees and performance options issued to employees (unaudited)					17			17
Accretion of Series E dividends (unaudited)		1,236					(1,236)	(1,236)
Accretion of preferred stock to redemption value (unaudited)		113					(113)	(113)
Net loss (unaudited)							(5,896)	(5,896)

Balance at June 30, 2003 (unaudited)	30,770	$84,233	985	$10	$1,956	—	$(82,547)	$(80,581)

See accompanying notes.

NITROMED, INC.

STATEMENTS OF CASH FLOWS

(in thousands)

	For the Years Ended December 31,			For the Six Months Ended June 30,
	2000	2001	2002	2002	2003
				(Unaudited)
Operating activities
Net loss	$(7,431)	$(11,629)	$(16,718)	$(6,725)	$(5,896)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	330	319	219	119	124
Employee loan receivable forgiven	30	30	—	—	—
Forgiveness of note receivable from stock purchase agreement	—	—	252	—	—
Stock compensation expense	43	474	62	23	17
Changes in operating assets and liabilities:
Accounts receivable	—	—	—	—	10,000
Prepaid expenses and other current assets	47	(825)	636	(354)	(423)
Deferred revenue	(75)	1,375	(750)	(375)	3,862
Accounts payable and accrued expenses	189	335	103	(900)	(433)

Net cash provided by (used in) operating activities	(6,867)	(9,921)	(16,196)	(8,212)	7,251
Investing activities
Purchases of property and equipment	(1)	(54)	(26)	(3)	(284)
Net sales (purchases) of marketable securities	—	(7,659)	976	(3,874)	919

Net cash provided by (used in) investing activities	(1)	(7,713)	950	(3,877)	635
Financing activities
Principal payments on notes payable	(533)	(537)	(289)	(269)	(20)
Proceeds from exercise of stock options	82	6	23	—	—
Proceeds from exercise of stock purchase warrants	—	30	—	—	—
Net proceeds from sale of redeemable convertible preferred stock	—	34,248	—	—	—

Net cash provided by (used in) financing activities	(451)	33,747	(266)	(269)	(20)

Net (decrease) increase in cash and cash equivalents	(7,319)	16,113	(15,512)	(12,358)	7,866
Cash and cash equivalents at beginning of period	11,878	4,559	20,672	20,672	5,160

Cash and cash equivalents at end of period	$4,559	$20,672	$5,160	$8,314	$13,026

Supplemental cash flow information
Cash paid during the year for interest	$108	$48	$10	$7	$2

See accompanying notes.

NITROMED, INC.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2000, 2001 and 2002 and the
Six-Month Periods Ended June 30, 2002 and 2003 (Unaudited)

(all tabular amounts in thousands except per share amounts)

1.    The Company

        NitroMed, Inc. (the Company) is an emerging pharmaceutical company that discovers, develops and seeks to commercialize pharmaceuticals based on the therapeutic benefits of the naturally-occurring molecule nitric oxide. The Company utilizes its nitric oxide expertise and proprietary technology in an effort both to develop novel pharmaceuticals and to improve the safety and efficacy of widely-prescribed drugs. The Company's research and development efforts focus on major diseases that are characterized by a deficiency in nitric oxide, such as cardiovascular and inflammatory diseases.

2.    Summary of Significant Accounting Policies

Use of Estimates

       The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

       The financial instruments that potentially subject the Company to a concentration of credit risk primarily consist of cash, cash equivalents and marketable securities. The majority of the Company's cash and cash equivalents and marketable securities are maintained with well-known, established financial institutions.

Cash Equivalents and Marketable Securities

       Cash equivalents are short-term, highly liquid investments with maturities of three months or less at the time of acquisition. Investments with maturities in excess of three months at the time of acquisition are classified as marketable securities and designated as available-for-sale. Cash equivalents consist of institutional money market funds, and marketable securities consist of corporate bonds with contractual maturities of less than one year. Available-for-sale securities are carried at fair market value, which approximates amortized cost, as reported by the custodian, and unrealized gains and losses, if any, are reported as a separate component of other comprehensive income within stockholders' equity (deficit). Realized gains and losses and unrealized gains and losses were not material for the years ended December 31, 2000, 2001 and 2002.

Fair Value of Financial Instruments

       Financial instruments mainly consist of cash and cash equivalents, marketable securities, accounts receivable and long-term obligations. The carrying amounts of these instruments approximate their fair values.

Property and Equipment

       Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives, which range between three to five years. Leasehold improvements are amortized based upon the lesser of the term of the lease or the useful life of the asset. The Company reviews its property and equipment whenever events or changes in circumstances indicate that the carrying value of certain assets may not be recoverable and recognizes an impairment loss when it is probable that the estimated cash flows are less than the carrying value of the asset.

Research and Development Expenses

       Research and development costs primarily consist of salaries and related expenses for personnel, fees paid to consultants and outside service providers and materials used in clinical trials and research and development. The Company charges research and development expenses, including costs associated with acquiring patents, to operations as incurred.

Revenue Recognition

       Revenue is deemed earned when all of the following have occurred: all obligations of the Company relating to the revenue have been met and the earnings process is complete; the monies received or receivable are not refundable irrespective of research results; and there are neither future obligations or milestones to be met by the Company with respect to such revenue. The Company recognizes revenue from nonrefundable, up-front licenses and related payments, not specifically tied to a separate earnings process, ratably over the period that the Company is obligated to participate on a continuing and substantial basis in the research and development activities outlined in each contract. When payments are specifically tied to a separate earnings process, revenue is recognized when the specific performance obligation associated with the payment is complete. Performance obligations typically consist of contract services performed under collaborative research agreements and significant milestones in the development lifecycle of the related technology, including filing for and obtaining approvals with regulatory agencies.

Stock-Based Compensation

       The Company has elected to account for its stock-based compensation plans following Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related Interpretations, rather than the alternative fair value accounting provided under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (FAS 123). In accordance with EITF 96-18, Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Connection with Selling Goods or Services (EITF 96-18), the Company records compensation expense equal to the fair value of the option granted to non-employees over the vesting period, which is generally the period of service.

       Pro forma information regarding net loss is required by FAS 123 as if the Company had accounted for its stock-based awards to employees under the fair value method of FAS 123. The fair value of the Company's stock options used to compute pro forma net loss is the estimated value at the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	December 31,
	2000	2001	2002
Risk-free interest rate	6.3%	4.5%	3.5%
Expected volatility	80%	80%	80%
Expected lives	4 years	4 years	4 years
Expected dividend	—	—	—

       The per-share, weighted-average grant date fair value of options granted during the years ended December 31, 2000, 2001 and 2002 were $0.82, $1.29 and $1.21, respectively.

       For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the options vesting period. Had compensation expense for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of FAS 123, the Company's net loss would have been as follows:

	Years Ended December 31,			Six Months Ended June 30,
	2000	2001	2002	2002	2003
				(Unaudited)
Net loss attributable to common stockholders as reported	$(7,588)	$(13,291)	$(19,416)	$(8,074)	$(7,245)
Add: Stock-based employee compensation expense included in reported net loss	19	310	23	12	11
Deduct: Stock-based employee compensation expense determined under fair value based method	(107)	(213)	(179)	(54)	(93)

FAS 123 Pro forma net loss	$(7,676)	$(13,194)	$(19,572)	$(8,116)	$(7,327)

Basic and diluted net loss per share
As reported	$(14.05)	$(17.91)	$(20.02)	$(8.38)	$(7.36)
FAS 123 Pro forma	$(14.21)	$(17.78)	$(20.18)	$(8.43)	$(7.44)

Comprehensive Income (Loss)

       Components of comprehensive income (loss) include net income (loss) and certain transactions that have generally been reported in the statement of stockholders' equity. Other comprehensive loss comprises the net loss for all periods presented.

Income Taxes

       Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to reflect the uncertainty associated with their ultimate realization.

Net Loss Per Share

       Basic net loss per share is computed by dividing net loss available to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share is computed by dividing net loss available to common stockholders by the weighted average number of shares of common stock and the dilutive potential common stock equivalents then outstanding. Potential common stock equivalents consist of stock options, warrants and redeemable convertible preferred stock. Since the Company has a net loss for all periods presented, the effect of all potentially dilutive securities is antidilutive. Accordingly, basic and diluted net loss per share is the same.

Unaudited Pro Forma Net Loss Per Share

       Unaudited pro forma net loss per share is computed using the weighted average number of common shares outstanding, including the pro forma effects of the automatic conversion of all outstanding redeemable convertible preferred stock, into shares of the Company's common stock effective upon the assumed closing of the Company's proposed initial public offering, as if such conversion had occurred at the date of the original issuance.

Unaudited Pro Forma Balance Sheet Presentation

       The unaudited pro forma balance sheet as of June 30, 2003 reflects the following:

  •
  The sale of 2,776,347 share of Series E Redeemable Convertible Preferred Stock on August 1, 2003 for net proceeds of $19.9 million.

  •
  The assumed automatic conversion of all outstanding shares of redeemable convertible preferred stock, including the August 2003 sale of Series E noted above, into 16,806,064 shares of common stock.

  •
  The accrual of $5,180,000 of Series E dividends that were previously included in the carrying value of the Series E Redeemable Convertible Preferred Stock.

  •
  Accretion of the remaining $212,000 of redemption value of all outstanding shares of redeemable convertible preferred stock.

Unaudited Interim Financial Statements

       The financial statements as of June 30, 2003 and for the six months ended June 30, 2002 and 2003 have been prepared in accordance with generally accepted accounting principles for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting only of normal recurring accruals, considered necessary for a fair presentation of the results of these interim periods have been included. The results of operations for the six months ended June 30, 2003 are not necessarily indicative of the results that may be expected for the full year. All financial statement amounts and disclosures related to the six month periods ended June 30, 2002 and 2003 are unaudited.

New Accounting Standards

       In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46, which is an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements." FIN 46 requires that if an entity has a controlling interest in a variable interest entity, the assets, liabilities and results of activities of the variable interest entity should be included in the consolidated financial statements of the entity. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN46 must be applied in the first interim or annual period beginning after June 15, 2003. The Company has not yet determined what effect, if any, the adoption of FIN 46 will have on its financial position or results of operations.

       In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement establishes how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity, including redeemable preferred stock. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise effective at the beginning of the interim period commencing July 1, 2003, except for mandatory redeemable financial instruments of nonpublic companies, which is effective for fiscal periods beginning after December 31, 2003. The Company has not yet determined the impact of this statement on its financial statements.

3.    Note Receivable from Stock Purchase Agreement

        On December 31, 1997, the Company executed a loan of $252,000 to an officer that was used to purchase 350,000 shares of restricted common stock of the Company at a purchase price of $0.72 per share. These shares were granted under the Company's 1993 Equity Incentive Plan. The loan was due and payable in full in September 2002, bore interest at a rate of 6.02% per annum (which interest was forgiven) and was secured, pursuant to the terms of a Pledge Agreement, by the restricted shares. Twenty percent of the shares vested at the date of issuance and an additional 20% of the shares vested annually each September. Based on the terms of the arrangement, the award was required to be accounted for as variable compensation. Accordingly, the Company recorded noncash stock compensation charges for the years ended December 31, 2000 and 2001 of $19,000 and $253,000, respectively. In September 2002, the Company forgave the loan and recorded a noncash compensation charge of $252,000 for the year ended December 31, 2002.

4.    Property and Equipment

        Property and equipment consist of the following:

	December 31,
	2001	2002
Laboratory furniture, fixtures and equipment	$620	$634
Office furniture, fixtures and equipment	221	233
Leasehold improvements	877	877

	1,718	1,744
Less accumulated depreciation and amortization	(1,243)	(1,462)

	$475	$282

5.    Accrued Expenses

        Accrued expenses consist of the following:

	December 31,
	2001	2002
Clinical trial costs	$143	$1,017
Reimbursed revenue	375	—
Compensation and related benefits	344	411
Other	250	149

	$1,112	$1,577

6.    Redeemable Convertible Preferred Stock and Stockholders' Deficit

Redeemable Convertible Preferred Stock

       The Company has issued Series A, Series B, Series C, Series D and Series E redeemable convertible preferred stock, and Series F junior redeemable convertible preferred stock (collectively, Series Preferred Stock) as follows:

	December 31,		June 30,
	2001	2002	2003
			(Unaudited)
Series A: 5,000 shares authorized, issued and outstanding (liquidation preference of $5,000)	$4,993	$4,996	$4,998
Series B: 17,005 shares authorized; 16,510 shares issued and outstanding (liquidation preference of $16,510)	16,503	16,507	16,508
Series C: 3,158 shares authorized issued and outstanding (liquidation preference of $12,000)	11,971	11,985	11,993
Series D: 2,138 shares authorized; 1,560 shares issued and outstanding (liquidation preference of $11,239)	10,968	11,104	11,172
Series E: 4,361 shares authorized at December 31, 2001 and 2002 and 7,137 authorized at June 30, 2003; 4,292 shares issued and outstanding (liquidation preference of $36,096)	32,276	34,804	36,068
Series F: 250 shares authorized, issued and outstanding (liquidation preference of $3,500)	3,476	3,488	3,494

Total	$80,187	$82,884	$84,233

       All liquidation preferences are as of June 30, 2003.

       A summary of the rights, preferences and privileges of Series Preferred Stock is as follows:

Voting

       The holders of Series Preferred Stock vote together with the common shareholders as one class on all matters as to which the common shareholders are entitled to vote, with each share of preferred stock entitling the holder to the number of votes per share that equals the number of shares of common stock into which such share of preferred stock is then convertible.

Dividends

       The Series E stockholders are entitled to receive cumulative dividends at an annual rate of 8% from the date of issuance, whether or not declared by the Board of Directors. The Company shall not declare or pay any dividend on shares of Series A, B, C, D and F preferred stock or common stock until the holders of Series E have first received a dividend at the rate specified above. In the event that the Board of Directors declares and pays a dividend on common stock or any Series Preferred Stock, excluding Series E, a dividend shall be payable ratably to the other series preferred stock into which those shares are convertible into common stock. Through December 31, 2002, the Company has accrued dividends within accumulated deficit for Series E stockholders in the amount of $3,944,000. Upon conversion of the Series Preferred Stock, all stockholders are entitled to convert all accrued or declared but unpaid dividends into common stock at the fair market value of the common stock on the conversion date.

Liquidation

       Upon any liquidation, dissolution or winding-up of the Company, the holders of Series E are entitled to receive out of the assets of the Company legally available for distribution to its stockholders before any payment to the holders of Series A, B, C, D, F and common stock, an amount per share equal to the original purchase price plus any declared or accrued but unpaid dividends. After distribution to the holders of Series E, the holders of Series A, B, C and D are entitled to receive, equally, an amount per share equal to the original purchase price plus any declared but unpaid dividends. After distribution to the holders of Series A, B, C and D, the holders of Series F are entitled to receive an amount per share equal to the original purchase price plus any declared but unpaid dividends. After distribution to the holders of Series Preferred Stock, the holders of Series Preferred Stock shall share ratably with the holders of common stock in all remaining assets available for distribution based upon the number of shares of common stock into which the Series Preferred Stock is then convertible. The original per share purchase price of Series A, B, C, D, E and F are $1.00, $1.00, $3.80, $7.20, $7.20 and $14.00, respectively.

Conversion

       The Series Preferred Stock are convertible, at the option of the holder, subject to future adjustments for stock splits, stock dividends, recapitalizations and the like, as well as future dilutive issuances of common stock, if any, as follows:

Series of Preferred Stock	Number of Shares of Preferred Stock	Conversion Ratio	Equivalent Shares of Common Stock
Series A	5,000	0.125	625
Series B	16,510	0.250	4,127
Series C	3,158	1.000	3,158
Series D	1,560	1.000	1,560
Series E	4,292	1.000	4,292
Series F	250	1.000	250

Total	30,770		14,012

       The Series F conversion ratio will be adjusted to provide for additional shares of common stock if the Company should subsequently issue equity securities, as defined, for consideration of less than $14 per share, the purchase price of Series F. As a result of the sale of additional Series E shares in August 2003 for $7.20 per share (see Note 14), the Series F conversion ratio was increased to 1.06995 and will result in the issuance of 267,488 shares of common stock upon the conversion of Series F.

       All outstanding shares of Series Preferred Stock automatically convert into shares of common stock upon either (1) the consummation of a firm commitment underwritten public offering of common stock pursuant to which the Company receives net proceeds of at least $15 million and the price per share paid by the public is at least $14.41 per share or (2) the written election by at least 66 2/3% of the outstanding Series Preferred Stockholders. In the event that the price paid by the public in a public offering is less than $14.41 per share, then each share of Series E outstanding immediately prior to the public offering shall be automatically converted into that number of shares of common stock equal to $14.41 divided by the public offering price.

Redemption

       At the request of at least 65% of the shares of Series Preferred Stock (the Requesting Holders) made at any time after December 31, 2003, the Company is required to redeem, at a redemption price equal to the original purchase price, plus accrued but unpaid dividends, up to 33 1/3% of the shares of each such series owned by the Requesting Holders and up to 33 1/3% of the shares of each such series owned by the Requesting Holders in each year thereafter. The Company is accreting dividends for the Series Preferred Stock to their respective redemption values assuming redemption occurs at the earliest date permitted. At

December 31, 2002, an aggregate of $710,000 of such dividends has been accreted in addition to the dividends of $3,944,000 accreted for Series E.

Stock Purchase Warrants

       At December 31, 2001 and 2002, there were stock purchase warrants outstanding to purchase 151,347 shares of the Company's common stock at an exercise price of $.08 per share, which expire beginning in 2004 through 2007. In addition, stock purchase warrants to purchase 495,000 shares of Series B at an exercise price of $1.00 per share, which expire in 2006, were outstanding at December 31, 2001 and 2002. The total value assigned to these stock purchase warrants, all of which were issued as part of the debt arrangement, was accounted for as debt discount and amortized through 1997, the period that the loans were outstanding. Upon an underwritten public offering, the Series B stock purchase warrants convert to stock purchase warrants for common stock into that number of shares of common stock using the applicable conversion ratio.

Common Stock

       Common stockholders are entitled to one vote per share and dividends when and if declared by the Board of Directors, subject to the preferential rights of the Series Preferred Stockholders. As of December 31, 2002, a total of 15,945,175 shares of common stock are reserved for issuance upon conversion of convertible preferred stock, exercise of stock purchase warrants and issuance of stock awards under the Company's 1993 Equity Incentive Plan.

1993 Equity Incentive Plan

       The Company's 1993 Equity Incentive Plan (the Plan) provides for the grant of incentive stock options, nonstatutory stock options and restricted stock awards to purchase up to 2,288,200 shares of common stock. Officers, employees, directors, consultants and advisors of the Company are eligible to be granted options under this plan at a price not less than 100% (110% in the case of incentive stock options granted to 10% or greater stockholders) of the fair market value of such stock, as determined by the Board of Directors, at the time the option is granted.

       While the Company may grant options to employees, which become exercisable at different times or within different periods, the Company generally has granted options to employees that are exercisable in annual installments of 25% each on the first four anniversary dates of the grant.

       Information with respect to activity under the Plan is as follows:

Stock Option Activity	Number of Options	Weighted-Average Exercise Price Per Share
Balance at December 31, 1999	1,637	$0.91
Options granted	181	1.30
Options canceled	(27)	0.81
Options exercised	(73)	1.11

Balance at December 31, 2000	1,718	0.94
Options granted	441	2.00
Options canceled	(2)	1.82
Options exercised	(9)	0.74

Balance at December 31, 2001	2,148	1.16
Options granted	241	2.00
Options canceled	(226)	1.74
Options exercised	(22)	1.04

Balance at December 31, 2002	2,141	$1.19

       The following table summarizes information about options outstanding at December 31, 2002:

	Options Outstanding
			Weighted- Average Remaining Contractual Life (In years)	Options Exercisable
Range of Exercise Prices	Number of Shares	Weighted- Average Exercise Price		Number of Shares	Weighted- Average Exercise Price
$0.08 - $0.72	1,049	$0.69	4.7	1,011	$0.68
$1.20 - $1.44	554	1.37	4.8	445	1.39
$2.00	538	2.00	8.8	75	2.00

	2,141	$1.19	5.8	1,531	$0.96

       There were 994,157 and 1,276,796 options exercisable at December 31, 2000 and 2001, respectively. At December 31, 2002, the Company has 19,975 options available for future grant.

       During 1999 and 2000, the Company granted 75,100 and 100,000 performance-based options, respectively, with an exercise price of $1.30 to certain employees, which allow for acceleration of the vesting period upon the occurrence of certain defined events. Of the 100,000 granted, in 2002, 5,000 options were forfeited. Based on the terms of the arrangements, the awards are required to be accounted for as variable, and compensation expense is measured as the difference between the fair market value of the Company's common stock at the reporting period date and the exercise price of the award. The compensation expense is recognized over the vesting period and totaled $0, $57,000 and $23,000 for the years ended December 31, 2000, 2001 and 2002, respectively.

       During 1999 and 2001, the Company granted a total of 146,000 stock options to nonemployees at a weighted-average exercise price of $1.48 per share, all of which remain outstanding at December 31, 2002. The Company has applied the recognition provisions of FAS 123 and EITF 96-18 related to these stock options and utilized the Black-Scholes option pricing model to determine the fair value of these stock options at each reporting date. In connection with these awards, the Company recognized compensation expense of $24,000, $163,000 and $39,000 for the years ended December 31, 2000, 2001 and 2002, respectively.

Note 7.    Net Loss and Unaudited Pro forma Net Loss per Share

        The following table sets forth the computation of basic and diluted, and unaudited pro forma basic and diluted, net loss per share for the respective periods. The unaudited pro forma basic and diluted net loss per share gives effect to the conversion of the redeemable convertible preferred stock and the accrued dividends as if converted at the date of original issuance.

	Year Ended December 31,
	2000	2001	2002
Basic and Diluted:
Net loss	$(7,431)	$(11,629)	$(16,718)
Dividends and accretion to redemption value of redeemable convertible preferred stock	(157)	(1,662)	(2,698)

Net loss attributable to common stockholders	$(7,588)	$(13,291)	$(19,416)

Weighted average common shares used to compute net loss per share	540	742	970

Basic and diluted net loss per share	$(14.05)	$(17.91)	$(20.02)

Unaudited pro forma basic and diluted:
Net loss			$(16,718)

Weighted average common shares used to compute net loss per share			970
Weighted average number of common shares assuming the conversion of all redeemable convertible preferred stock at the original date of issuance			14,030

Weighted average common shares used to compute unaudited pro forma net loss per share			15,000

Unaudited pro forma basic and diluted net loss per share			$(1.11)

	Six Months Ended June 30,
	2002	2003
Basic and Diluted:
Net loss	$(6,725)	$(5,896)
Dividends and accretion to redemption value of redeemable convertible preferred stock	(1,349)	(1,349)

Net loss attributable to common stockholders	$(8,074)	$(7,245)

Weighted average common shares used to compute net loss per share	963	985

Basic and diluted net loss per share	$(8.38)	$(7.36)

	Six Months Ended June 30,
	2002	2003
Unaudited pro forma basic and diluted:
Net loss	(6,725)	$(5,896)

Weighted average common shares used to compute net loss per share	963	985
Weighted average number of common shares assuming the conversion of all redeemable convertible preferred stock at the original date of issuance	14,030	14,030

Weighted average common shares used to compute pro forma net loss per share	14,993	15,015

Unaudited pro forma basic and diluted net loss per share	$(0.45)	$(0.39)

       Options to purchase 1,717,665, 2,148,235 and 2,141,401 shares of common stock for the years ended December 31, 2000, 2001 and 2002, respectively, and 2,044,198 and 2,567,201 shares of common stock for the six months ended June 30, 2002 and 2003, respectively, have been excluded from the computation of net loss per share as their effects would have been antidilutive. Warrants to purchase 640,114 shares of common stock for the year ended December 31, 2000 and 275,096 shares of common stock for the years ended December 31, 2001 and 2002 and the six month periods ended June 30, 2002 and 2003 have been excluded from the computation of net loss per share as their effects would have been antidilutive. The number of shares of common stock from the exercise of warrants assumes the conversion of the Series B warrants to common stock.

8.    Notes Payable

        Notes payable consisted of the following:

	December 31,
	2001	2002
Note payable in monthly payments of $4 through June 30, 2004, including interest at 8% per annum	$103	$64
Bank term loan payable in monthly payments of $42 through June 28, 2002, including interest on the balance at the then-current prime rate (4.75% at December 31, 2001)	250	—

	353	64
Less current portion	(289)	(42)

Long-term portion	$64	$22

       The bank term loan was paid off in 2002. At December 31, 2002, the aggregate maturities of long-term debt are $42,000 for 2003 and $22,000 for 2004.

9.    Operating Lease

        The Company leases its research facilities under an operating lease that expires May 31, 2004 with an option to extend for two additional successive periods of five years each. The lease requires payment of real estate taxes and other common area maintenance expenses. Under the lease, a security deposit of $100,000 is required to be held in escrow for the life of the lease. Annual rent expense was $580,000 for 2000, 2001 and 2002. Future annual minimum rental payments for noncancelable operating leases as of December 31, 2002 are $580,000 for the year ended December 31, 2003 and $242,000 for the year ended December 31, 2004. The Company sub-leases a portion of its premises and recognized rental income of $155,000, $188,000 and $195,000 in 2000, 2001 and 2002, respectively. Future minimum rental income to be received under the sublease agreement as of December 31, 2002 is $82,000 for 2003.

10.    Research, License and Consulting Agreements

        The Company has entered into various research, license and consulting agreements to support its research and development activities.

Johnson & Johnson Agreements

       Prior to 2001, the Company had two principal research and development collaboration agreements, both dated April 1997, in which the Company had licensed its technology to Johnson & Johnson and affiliates in return for initial license fees, reimbursement of qualified research expenditures and the purchase of $3.0 million of Series B. The agreements contained provisions for future payments to the Company upon the achievement of certain research and development milestones and future royalties to the Company on sales of products developed under the agreements. One of the agreements with affiliates of Johnson & Johnson was terminated in April 2000 and the other agreement was terminated in September 2001.

       With respect to one of the Johnson & Johnson agreements noted above, during 2001, the Company reacquired the previously licensed technology in consideration of future payments totaling $4.5 million. The Company is required to make payments to Johnson & Johnson contingent upon the occurrence of the following events: a portion of up-front and milestone payments received in consideration for granting the rights to the technology; a percent of net sales revenue generated by the Company from product manufactured using the technology; and a percentage of royalty payments received based upon the sale of products derived from the technology. Payments are only required upon the occurrence of such events. As of December 31, 2002, the Company has paid $375,000 to Johnson & Johnson as a result of receiving payments for licensing the reacquired technology.

Boston Scientific Corporation Agreement

       In November 2001, the Company entered into a development and license agreement with Boston Scientific Corporation ("BSC") that granted a nonexclusive, nonroyalty bearing right and license in certain technology, which had been reacquired as noted above. In consideration of the license, the Company received a nonrefundable license payment of $1.5 million. At the same time the Company sold to BSC 250,000 shares of Series F for $3.5 million. Under the agreement, the Company planned to deliver two drug compounds, as defined in the agreement, to BSC during the two year research term. Accordingly, the Company was recognizing the $1.5 million license fee as revenue ratably over the term of its contractual performance obligation. For the years ended December 31, 2001 and 2002, the Company recognized revenue of $125,000 and $750,000, respectively. The Company has no future contractual obligation to participate in development programs after delivering the two compounds. In 2003, the Company informally agreed to an extension of the research term to May 2004. As a result, the Company is recognizing the revenue deferred as of December 31, 2002 over the period January 1, 2003 through May 31, 2004.

       In connection with the agreement, the Company may receive up to $8.3 million in milestone payments if certain development events are achieved by BSC. The Company may receive additional milestone payments for commercial success of any products derived from the licensed technology by BSC. For any individual product that exceeds certain sales levels in any consecutive 12-month period, the Company will receive milestone payments. In addition, the Company may receive royalty payments on net sales of products derived from the licensed technology. The royalty term, which is on a country by country basis, related to each product derived by the licensed technology will generally be 12 years.

BiDil License Agreement

       In connection with its development program for BiDil, the Company's lead product candidate, the Company entered into an agreement to license certain technology from an individual who is on the Company's Scientific Advisory Board. The Company also receives services from this individual in consideration of nominal payments and the grant of stock options. Upon achieving certain development events, the Company is required to make milestone payments of up to $1 million in the aggregate. In addition, upon commercial sale of products developed from the technology, the Company is required to make royalty payments on net sales, which will vary depending on sales volume. The royalty term expires upon the later of the expiration of the patent rights or ten years from the first commercial sale. The agreement may be terminated by the Company at any time.

Merck Agreement

       In December of 2002, the Company executed a research collaboration and license agreement with Merck Frosst Canada & Co., a wholly-owned subsidiary of Merck & Co., in which the Company has granted an exclusive, worldwide, royalty-bearing license to certain existing technology and any technology, pertaining to the licensed technology, developed by the Company during a three-year period commencing January 1, 2003. In consideration of this license, the Company received $10 million in January of 2003. During the three-year period, the Company is obligated to perform certain research and development activities in consideration of quarterly fees totaling $7.2 million. Accordingly, the Company is recognizing the license fee as revenue ratably over the term of its contractual performance obligation of three years.

       In connection with this agreement, the Company may receive milestone payments associated with certain development and approval events and sales and marketing events. In addition, the Company may receive royalty payments based on net sales of licensed products derived from the licensed technology. The royalty term, which is on a country by country basis, related to each product derived by the licensed technology is the later of a) the expiration of the patent as defined in the agreement or b) ten years after the first commercial sale of the product as defined by the agreement.

11.    Income Taxes

        A reconciliation of federal statutory income tax provision to the Company's actual provision is as follows:

	Year Ended December 31,
	2000	2001	2002
Benefit at federal statutory tax rate	$(2,527)	$(3,954)	$(5,684)
Unbenefited operating losses	2,989	4,576	6,641
State taxes, net of federal benefit	(466)	(729)	(1,048)
Non-deductible expenses	4	5	3
Other	—	102	88

Income tax provision	$—	$—	$—

       The significant components of the Company's deferred tax assets are as follows:

	December 31,
	2001	2002
Deferred tax assets:
Net operating loss carryforwards	$10,557	$14,223
Capitalized research costs, net of amortization	9,722	12,969
Tax credit carryforwards	2,927	3,504
Deferred revenue	553	252
Depreciation	305	286
Accrued expenses	159	181
Other	—	26

	24,223	31,441
Valuation allowance	(24,223)	(31,441)

Net deferred tax assets	$—	$—

       The Company has increased its valuation allowance by $7,218,000 in 2002 to provide a full valuation allowance for deferred tax assets since the realization of these benefits is not considered more likely than not. At December 31, 2002, the Company has unused net operating loss carryforwards of approximately $35,507,000 available to reduce federal taxable income expiring in 2010 through 2022 and $34,300,000 available to reduce state taxable income expiring in 2003 through 2007. The Company also has federal and state research tax credits of approximately $3,504,000 available to offset federal and state income taxes, both of which expire beginning in 2010. The net operating losses and tax credit carryforwards may be subject to the annual limitation provisions of Internal Revenue Code (IRC) Sections 382 and 383. No income tax payments were made in 2000, 2001 or 2002.

12.    Commitments and Contingencies

        In connection with its pursuit of obtaining FDA approval of BiDil, the Company contracted with a consulting firm for services related to the development approval process of BiDil. The agreement provides for payment of legal consulting fees if and when the Company receives written FDA approval of BiDil. At December 31, 2002, the Company estimates the potential payment to be approximately $677,000 for services incurred to date, which will be accrued when FDA approval becomes probable. In addition, the agreement requires the Company to pay royalties on sales of BiDil product. The royalty term ends six months from the date of market introduction of an FDA approved generic version of the BiDil product.

       At December 31, 2002, the Company has been in negotiations with an academic institution relative to their claim that certain of the Company's intellectual property portfolio has not been validly licensed to the Company. It is the opinion of the Company's management and legal counsel that the disputed intellectual property has been validly licensed to the Company. Accordingly, the accompanying financial statements do not include any provision related to this claim.

13.    Retirement Plan

        The Company sponsors a 401(k) plan covering substantially all employees. The plan provides for salary deferral contributions by participants of up to 15% of eligible wages not to exceed Federal requirements. Those employees over 50 years old are permitted to contribute an additional $1,000 per year. The Company does not match employee contributions.

14.    Subsequent Events (Unaudited)

        On May 12, 2003, the Company's stockholders approved the 2003 Stock Incentive Plan, under which 800,000 shares of common stock were authorized for issuance. On August 18, 2003, the Board of Directors approved an increase of shares authorized for issuance under the plan to 2,500,000, which becomes effective upon consummation of the intial public offering as contemplated in this Prospectus.

       On August 1, 2003, the Company completed the sale of 2,776,347 shares of Series E for net proceeds of $19.9 million. These shares carry the same terms and conditions as disclosed in Note 6, and automatically convert to common stock upon the closing of an underwritten public offering of common stock. In contemplation of this offering, the Board of Directors approved an increase in authorized shares of common stock to 20,852,891 and preferred stock to 34,688,320 in June 2003.

       On August 18 2003, the Board of Directors approved an Amended Certificate of Incorporation, which is effective prior to the consummation of the initial public offering as contemplated in this Prospectus, and increased the Company's authorized shares of common stock to 35,000,000. On August 18, 2003, the Board of Directors also approved a Restated Certificate of Incorporation, which will become effective upon the consummation of the initial public offering as contemplated by this Prospectus and increased the Company's authorized shares of common stock to 65,000,000.

       On August 18, 2003, the Board of Directors adopted, subject to the consummation of the initial public offering as contemplated in this Prospectus, the 2003 Employee Stock Purchase Plan, which provides for the sale of 75,000 shares of common stock to participating employees.

15.    Quarterly Results of Operations (Unaudited)

        The following table presents unaudited quarterly financial data of the Company.

	Year Ended December 31, 2001
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenues	$500	$—	$—	$(250)
Net loss	(2,487)	(3,045)	(3,239)	(2,858)
Net loss available to common stockholders	(2,526)	(3,294)	(3,925)	(3,546)
Basic and diluted net loss available to common stockholders per share	$(4.28)	$(5.53)	$(4.81)	$(3.68)
Weighted average common shares used to compute net loss per share	590	596	816	963
	Year Ended December 31, 2002
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenues	$187	$188	$187	$188
Net loss	(3,226)	(3,499)	(5,571)	(4,422)
Net loss available to common stockholders	(3,900)	(4,173)	(6,246)	(5,097)
Basic and diluted net loss available to common stockholders per share	$(4.05)	$(4.33)	$(6.43)	$(5.17)
Weighted average common shares used to compute net loss per share	963	963	971	985

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Dealer Prospectus Delivery Obligation:

Until             , 2003 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

NitroMed, Inc.
Shares Common Stock

Deutsche Bank Securities
JPMorgan
Pacific Growth Equities, LLC
Prospectus
, 2003

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

       The following table indicates the expenses to be incurred in connection with the offering described in this Registration Statement, other than underwriting discounts and commissions, all of which will be paid by NitroMed. All amounts are estimates, other than the registration fee and the NASD fee.

SEC registration fee		$8,090
NASD Filing fee		10,500
Nasdaq National Market listing fee		100,000
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*
To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

       Section 102 of the Delaware General Corporation Law allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. NitroMed has included such a provision in its Certificate of Incorporation.

       Section 145 of the General Corporation Law of Delaware provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

       Our Amended and Restated Certificate of Incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability:

  •
  for any breach of the director's duty of loyalty to NitroMed or its stockholders;

  •
  for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  •
  under section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; or

  •
  for any transaction from which the director derived an improper personal benefit.

These provisions are permitted under Delaware law. Our Amended and Restated Bylaws provide that:

  •
  we must indemnify our directors and officers to the fullest extent permitted by Delaware law;

  •
  we may indemnify our other employees and agents to the same extent that we indemnified our officers and directors, unless otherwise determined by our Board of Directors; and

  •
  we must advance expenses, as incurred, to our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by Delaware law.

       The indemnification provisions contained in our Restated Certificate of Incorporation and Amended and Restated Bylaws are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise.

       In addition, we maintain insurance on behalf of its directors and executive officers insuring them against any liability asserted against them in their capacities as directors or officers or arising out of such status.

Item 15. Recent Sales of Unregistered Securities.

       Set forth below is information regarding shares of common stock and preferred stock issued, and options and warrants granted, by us within the past three years. Also included is the consideration, if any, received by us for such shares, options and warrants and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission under which exemption from registration was claimed.

(a)   Issuances of Capital Stock.

  1.
  In May 2001, June 2001 and August 2003 the Registrant issued and sold an aggregate of 7,067,890 shares of its Series E Convertible Preferred Stock to a group of 21 investors at a price per share of $7.2037. These investors consisted of HealthCare Ventures V, L.P., HealthCare Ventures VI, L.P., Rho Ventures IV, L.P., Rho Ventures IV GmbH & Co. Beteiligungs KG, Rho Ventures IV (QP), L.P., Rho Management Trust II, CC/Q Partners, L.P., CC/M NitroMed Holdings, L.P., CC NitroMed Holdings, L.P., Care Capital Investments II, L.P., Boston Scientific Corporation, Bank Julius Baer, B.U.N.P., Delaware Charter and Trust John P. Curran IRA, Curran Partners, L.P., Lawrence Abrams, Hudson Trust, Robert Granovsky, DC NFA Trust, James M. Casty and Johnson & Johnson Development Corporation.

  2.
  In November 2001, the Registrant issued and sold 250,000 shares of its Series F Convertible Preferred Stock to Boston Scientific Corporation at a price per share of $14.00.

       No underwriters were involved in the foregoing sales of securities. The securities described in this paragraph (a) of Item 15 were issued to a combination of foreign and U.S.

investors in reliance upon exemptions from the registration provisions of the Securities Act set forth in Section 4(2) thereof relative to sales by an issuer not involving any public offering, to the extent an exemption from such registration was required. All purchasers of shares of our convertible preferred stock described above represented to us in connection with their purchase that they were accredited investors and were acquiring the shares for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration.

(b)   Stock Option Grants.

  1.
  The Registrant's 1993 equity incentive plan was adopted by the board of directors and approved by the stockholders of the Registrant effective on December 2, 1993. As of August 1, 2003, options to purchase 126,824 shares of Common Stock had been exercised for an aggregate consideration of $111,000 and options to purchase 2,155,201 shares of Common Stock, at a weighted average exercise price of $1.20 per share were outstanding under the plan.

  2.
  The Registrant's amended and restated 2003 stock incentive plan was adopted by the board of directors on May 25, 2003 and approved by the stockholders of the Registrant effective as of May 12, 3003. As of August 1, 2003 no options under this plan have been exercised, however, options to purchase 412,000 shares of Common Stock at an exercise price of $2.00 per share were outstanding under the plan.

  3.
  The Registrant's 2003 employee stock purchase plan was adopted by the board of directors and approved by the stockholders of the Registrant in August 2003. No options or shares have been granted or issued on this plan.

       The issuance of stock options and the common stock issuable upon the exercise of such options as described in this paragraph (b) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

       All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of common stock described in this Item 15 included appropriate legends setting forth that the securities had not been registered and the applicable restrictions on transfer.

Item 16. Exhibits and Financial Statement Schedules.

(a)
Exhibits

Exhibit No.	Description
1.1*	Underwriting Agreement
3.1	Sixth Restated Certificate of Incorporation of the Registrant, as amended
3.2	Form of Certificate of Amendment to Sixth Restated Certificate of Incorporation of the Registrant to be effective immediately prior to the effectiveness of this Registration Statement

3.3		Form of Restated Certificate of Incorporation of the Registrant to be effective upon closing of the offering
3.4		Restated Bylaws of the Registrant
3.5		Form of Amended and Restated Bylaws of the Registrant to be effective upon closing of the offering
4.1*		Specimen Certificate evidencing shares of common stock
5.1*		Opinion of Hale and Dorr LLP
10.1		Restated 1993 Equity Incentive Plan
10.2		Amended and Restated 2003 Stock Incentive Plan
10.3		2003 Employee Stock Purchase Plan
10.4†		Development and License Agreement dated November 20, 2001 by and between Boston Scientific Corporation and the Registrant
10.5†		Research Collaboration and License Agreement dated December 12, 2002 by and between Merck Frosst Canada & Co. and the Registrant
10.6†		Research and License Agreement between the Registrant and Brigham and Women's Hospital, Inc. dated August 1, 1992, as amended November 22, 1996
10.7†		Collaboration and License Agreement between the Registrant and Professor Jay N. Cohn dated January 22, 1999, as amended January 29, 2001 and March 15, 2002
10.8†		Research and License Agreement between the Registrant and Trustees of Boston University dated June 1, 1993, as amended January 1, 1999
10.9†		Agreement, between the Registrant and FoxKiser dated April 26, 2001
10.10	†	Agreement, dated March 13, 1995, by and between the Registrant and John D. Folts, as amended, November 22, 1996 and December 2, 1998
10.11	*	Professional Service Agreement between Registrant and MIMC, Inc., dated May 1, 2001, as amended
10.12		Letter Agreement between the Registrant and Michael D. Loberg dated July 14, 1997
10.13		Letter Agreement between the Registrant and Manuel Worcel dated July 29, 1993
10.14		Letter Agreement between the Registrant and L. Gordon Letts dated November 4, 1993
10.15		Letter Agreement between the Registrant and Joseph M. Grimm dated April 22, 1999
10.16		Fourth Amended and Restated Stockholders' Agreement among the Registrant and the stockholders named therein dated May 22, 2001, as amended November 20, 2001, May 12, 2003 and July 31, 2003
10.17		Form of Warrant to purchase shares of the Registrant's Common Stock, together with a schedule of warrantholders
10.18		Lease between the Registrant and William J. Callahan dated May 29, 1997
21.1		Subsidiaries of the Registrant

23.1	Consent of Ernst & Young LLP, Independent Auditors
23.2*	Consent of Hale and Dorr LLP (included in Exhibit 5.1)
24.1	Power of Attorney (see page II-6)

*
To be filed by amendment.

†
Confidential treatment requested as to certain portions, which portions have been filed separately with the Securities and Exchange Commission.

(b)
Financial Statement Schedules.

       All schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

Item 17. Undertakings.

       The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

       Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification by the registrant against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

       The undersigned registrant hereby undertakes that:

         (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES AND POWER OF ATTORNEY

       Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bedford, Commonwealth of Massachusetts on this 20th day of August, 2003.

NITROMED, INC.
By:	/s/ MICHAEL D. LOBERG Michael D. Loberg Chief Executive Officer

       KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Michael D. Loberg and Joseph Grimm, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all (1) amendments (including post-effective amendments) and additions to this Registration Statement on Form S-1 and (2) Registration Statements, and any and all amendments thereto (including post-effective amendments), relating to the offering contemplated pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

       Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ MICHAEL D. LOBERG Michael D. Loberg, Ph.D.	Chief Executive Officer and Director (Principal Executive Officer)	August 20, 2003
/s/ JOSEPH GRIMM Joseph Grimm	Chief Financial Officer (Principal Financial and Accounting Officer)	August 20, 2003
/s/ ROBERT S. COHEN Robert S. Cohen	Director	August 20, 2003
/s/ ZOLA HOROVITZ Zola Horovitz, Ph.D.	Director	August 20, 2003
/s/ ARGERIS KARABELAS Argeris Karabelas, Ph.D.	Director	August 20, 2003

/s/ MARK LESCHLY Mark Leschly	Director	August 20, 2003
/s/ JOHN W. LITTLECHILD John W. Littlechild	Director	August 20, 2003

EXHIBIT INDEX

(a)
Exhibits

Exhibit No.		Description
1.1*		Underwriting Agreement
3.1		Sixth Restated Certificate of Incorporation of the Registrant, as amended
3.2		Form of Certificate of Amendment to Sixth Restated Certificate of Incorporation of the Registrant to be effective immediately prior to the effectiveness of this Registration Statement
3.3		Form of Restated Certificate of Incorporation of the Registrant to be effective upon closing of the offering
3.4		Restated Bylaws of the Registrant
3.5		Form of Amended and Restated Bylaws of the Registrant to be effective upon closing of the offering
4.1*		Specimen Certificate evidencing shares of common stock
5.1*		Opinion of Hale and Dorr LLP
10.1		Restated 1993 Equity Incentive Plan
10.2		Amended and Restated 2003 Stock Incentive Plan
10.3		2003 Employee Stock Purchase Plan
10.4†		Development and License Agreement dated November 20, 2001 by and between Boston Scientific Corporation and the Registrant
10.5†		Research Collaboration and License Agreement dated December 12, 2002 by and between Merck Frosst Canada & Co. and the Registrant
10.6†		Research and License Agreement between the Registrant and Brigham and Women's Hospital, Inc. dated August 1, 1992, as amended November 22, 1996
10.7†		Collaboration and License Agreement between the Registrant and Professor Jay N. Cohn dated January 22, 1999, as amended January 29, 2001 and March 15, 2002
10.8†		Research and License Agreement between the Registrant and Trustees of Boston University dated June 1, 1993, as amended January 1, 1999
10.9†		Agreement, between the Registrant and FoxKiser dated April 26, 2001
10.10	†	Agreement, dated March 13, 1995, by and between the Registrant and John D. Folts, as amended, November 22, 1996 and December 2, 1998
10.11	*	Professional Service Agreement between Registrant and MIMC, Inc., dated May 1, 2001, as amended
10.12		Letter Agreement between the Registrant and Michael D. Loberg dated July 14, 1997
10.13		Letter Agreement between the Registrant and Manuel Worcel dated July 29, 1993
10.14		Letter Agreement between the Registrant and L. Gordon Letts dated November 4, 1993
10.15		Letter Agreement between the Registrant and Joseph M. Grimm dated April 22, 1999

10.16	Fourth Amended and Restated Stockholders' Agreement among the Registrant and the stockholders named therein dated May 22, 2001, as amended November 20, 2001, May 12, 2003 and July 31, 2003
10.17	Form of Warrant to purchase shares of the Registrant's Common Stock, together with a schedule of warrantholders
10.18	Lease between the Registrant and William J. Callahan dated May 29, 1997
21.1	Subsidiaries of the Registrant
23.1	Consent of Ernst & Young LLP, Independent Auditors
23.2*	Consent of Hale and Dorr LLP (included in Exhibit 5.1)
24.1	Power of Attorney (see page II-6)

*
To be filed by amendment.

†
Confidential treatment requested as to certain portions, which portions have been filed separately with the Securities and Exchange Commission.

(b)
Financial Statement Schedules.

       All schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

QuickLinks

PROSPECTUS SUMMARY
Our Business
The BiDil Market Opportunity
Our Strategy
RISK FACTORS
Risks Relating to Our Business
Risks Relating to This Offering
FORWARD-LOOKING INFORMATION
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED FINANCIAL DATA (in thousands, except per share data)
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
RELATED PARTY TRANSACTIONS
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF OUR COMMON STOCK
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
Report of Ernst & Young LLP, Independent Auditors
NITROMED, INC. STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT (in thousands, except per share amounts)
TABLE OF CONTENTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES AND POWER OF ATTORNEY
EXHIBIT INDEX